FLUOR®

PLATFORM FOR GROWTH

2024 Report on Form 10-K

WE DESIGN AND BUILD IMPACTFUL PROJECTS AROUND THE WORLD

CONTENTS

Section A

Chairman and CEO Reflections	**2 – 7**
Our Year in Review	**8 – 9**

Section B

Form 10-K	**1 – 84**



Albemarle Lithium Conversion Facility // Meishan City, Sichuan Province, China



Savannah River Plutonium Processing Facility // Aiken, South Carolina, United States

Our 2024 reporting theme, **Platform for Growth**, reflects the outcomes of the first phase of our **'building a better future'** strategy. The **'fix and build'** focus, spanning 2021 through 2024, served to repair the capital structure and build quality backlog. Now, with a strengthened foundation and proven strategic priorities, we are poised to drive sustainable growth through the next chapter of our journey, **'grow and execute'**. During this phase, we will focus on growing the business and delivering projects with certainty over the next four years.

Building a better world remains our purpose. We care deeply about safety and seek to drive quality and efficiency in all that we do. We behave ethically and responsibly for a brighter future.

Our clients seek our project expertise in some of the world's most challenging and complex environments because we know how to deliver collaboratively and with the best-in-class talent. We operate throughout the project lifecycle, from conceptual design, engineering, procurement and construction to the operations and maintenance of facilities.

Our talented people are at the core of Fluor's more than a century-long legacy, enabling us to deliver impactful projects of scale and significance. Our nearly 27,000 colleagues in more than 40 countries worldwide provide professional and technical solutions from the earliest concept to ongoing facility support. Together, we continue to create stronger partnerships and deliver smarter, more efficient solutions for our clients.

This is Fluor… we are building a better world.



▶ Gordie Howe International Bridge Project // Windsor, Ontario, Canada, and Detroit, Michigan, United States



Discover more at
www.fluor.com

Forward-Looking Statements
This report contains statements that may constitute forward-looking statements involving risk and uncertainties, including statements about market outlook, new awards, backlog levels, competition and the implementation of strategic initiatives. These forward-looking statements reflect Fluor Corporation's current analysis of existing information as of the date of this report and are subject to various risks and uncertainties. As a result, caution must be exercised in relying on forward-looking statements. Due to known and unknown risks, Fluor's actual results may differ materially from our expectations or projections. Additional information concerning factors that may influence Fluor's results can be found in this Report.

PLATFORM FOR GROWTH

David E. Constable
Chairman and Chief Executive Officer



Dear stakeholder,

2024 represented a strong year for Fluor in terms of operational performance, high-quality backlog and cash flow generation. We continued to diversify our business across sectors while positioning for future projects through high-value, front-end work. More importantly, we closed out the first phase of our **'building a better future'** strategy by meeting – and in most cases, exceeding – our targets.

> **Our strategy delivered strong results over the past four years; we are now moving from a 'fix and build' to a 'grow and execute' phase. By maintaining a laser focus on project delivery, we will strengthen our platform for growth.**

CREATING A PLATFORM FOR GROWTH

When we introduced our **'building a better future'** strategy in January 2021, Fluor was at a turning point. Facing uncertainty, we were determined to rebuild a stronger company by reinforcing financial discipline, lowering our risk profile, being selective with our project pursuits and rebuilding trust with our clients, shareholders and employees.

The first phase of our strategy, **'fix and build'**, spanned 2021 through 2024, and has served our stakeholders well. I am proud of the tremendous progress we made in strengthening the company's capital structure and building quality backlog. We also continue to deliver complex projects for our clients by utilizing our technical expertise, leveraging our global presence and fostering enduring and trusted

relationships. Through our collective actions, we have established a leadership position in professional and technical solutions and maintained our global position in engineering and construction.

The infographic below highlights our strategic priorities and how we have met or exceeded the goals we set four years ago.

BUILDING A BETTER FUTURE: FIX AND BUILD 2021 TO 2024

Strategic Priority	How We Achieved It	Metrics
Drive growth across the portfolio	• Diversified revenue into key growth markets, such as energy transition, advanced manufacturing and mining. • Achieved goal to derive 70% of revenue outside of traditional oil and gas markets.	**Non-traditional oil and gas revenue** 2021 72% 2022 56% 2023 65% 2024 78%
Pursue fair and balanced contract terms	• De-risked backlog by increasing percentage of reimbursable work and reducing exposure to high-risk projects. • Surpassed 75% reimbursable backlog goal in 2023, a year ahead of schedule.	**Reimbursable backlog** 2021 41% 2022 63% 2023 76% 2024 79%
Reinforce financial discipline	• Improved capital structure by rebuilding the balance sheet and developing a strong cash position. • Achieved debt-to-capitalization ratio* under 40% in 2022, two years ahead of schedule, and further improved to 22% in 2024.	**Debt-to-capitalization ratio*** 2021 46% 2022 39% 2023 37% 2024 22%
Foster a high-performance culture with purpose	• Fostered a high-performance culture with purpose through safety, employee experience and sustainability. • Increased employee training investment levels consistently since 2021. • Reached carbon neutrality goal in 2023 across our offices and permanent facilities.	**Learning and development training hours** 2021 55,000 2022 73,000 2023 130,000 2024 213,000

*Debt-to-capitalization ratio is a non-GAAP financial measure calculated by dividing (i) long-term debt by (ii) total capitalization (the sum of long-term debt and total shareholders' equity).

PROJECT PROGRESS

We support our clients by designing and building some of the world's most complex projects. Below, we feature a selection of projects completed or underway in 2024 across our three principal business segments.



▶ Lilly pharmaceutical project // Lebanon, Indiana, United States



▶ LNG Canada // Kitimat, British Columbia, Canada

URBAN SOLUTIONS

▶ Fluor is providing engineering, procurement and construction management (EPCM) services for the **Lilly pharmaceutical project** in Lebanon, Indiana, United States. The project, which kicked off in 2023, encompasses over 1.4 million square feet across eight buildings, including a peptides complex, small molecule and oligonucleotides manufacturing, central utility building, tank farm and support facilities. When completed, the plant will produce life-changing medicines to combat serious health challenges.

▶ A Fluor joint venture, Fluor Salfa, began construction on a second copper concentrator at **Antofagasta Minerals' Centinela copper mine** in northern Chile in April 2024.

▶ A Fluor joint venture is completing a design-build project for the **Texas Department of Transportation (TxDOT)** to widen and improve U.S. 290 and State Highway 71 through Oak Hill, serving as a gateway to the Texas Hill Country. When completed, this seven-mile stretch of road will reduce traffic congestion and improve pedestrian mobility for travelers commuting into Austin from several suburbs west of the city.

ENERGY SOLUTIONS

▶ We continued to make progress on the final stages of the **LNG Canada** project. Designed to meet some of the world's most stringent regulatory standards for safety, sustainability and environmental protection, the facility is starting LNG production in 2025.

▶ Fluor was awarded EPCM work on two major scopes of **Dow's Path2Zero integrated ethylene cracker and derivatives project** in Canada. As the world's first Scope 1 and Scope 2 net-zero ethylene cracker, this project is expected to decarbonize approximately 20% of Dow's global ethylene capacity.





▶ Arnold Engineering Development Complex //
Southern Middle Tennessee, United States

▶ We successfully completed EPCM work on **Albemarle's 50,000 tons-per-annum capacity lithium conversion facility**, achieving schedule records for both Albemarle and Fluor. This project executed more than 16 million work hours with zero lost-time hours over the course of construction. In 2024, it earned recognition as a Global Best Project from Engineering News Record (ENR).

MISSION SOLUTIONS

▶ A Fluor joint venture, Beyond New Horizons LLC, was awarded the **Air Force's Test Operations and Sustainment II contract.** This work supports the U.S. Government's operation of aerodynamic and propulsion wind tunnels, rocket and turbine engine test cells, space environmental chambers, arc heaters, ballistic ranges, capital infrastructure improvements and other specialized units for the Arnold Engineering Development Complex.

▶ We supported the **Federal Emergency Management Agency (FEMA) in the wake of Hurricanes Helene and Milton in the Carolinas and Florida.**

Over 350 Fluor employees were mobilized to help recovery efforts in three of the hardest hit southeastern states.

▶ PanTeXas Deterrence LLC, a Fluor joint venture, was awarded the U.S. Department of Energy's National Nuclear Security Administration contract for the management and operations of the **Pantex Plant** located outside of Amarillo, Texas, United States. Pantex represents a key weapons-grade nuclear production capability and is responsible for maintaining the safety, security and effectiveness of the nation's nuclear weapons stockpile.

REVIEWING OUR PERFORMANCE

Our financial performance in 2024 highlights our ability to navigate a dynamic market environment. Below are some of our key financial achievements from the past year, demonstrating our progress toward delivering consistent, sustainable results:

- Our **total revenue** increased to $16.3 billion versus $15.5 billion in 2023, marking a 4.5% increase from 2023.

- Our **new awards** totaled $15.1 billion, 85% of which were reimbursable.

- Our **ending backlog** of $28.5 billion reflects a diverse portfolio of clients across multiple markets.

- Our **backlog mix** has improved from 76% reimbursable in 2023 to 79% at the end of 2024 – showing our progress toward a more risk-balanced portfolio.

- Our **operating cash flow** at year-end 2024 was $828 million, a significant improvement from $212 million in 2023. This strong cash position allows us to begin returning additional value to our shareholders.

- We continued to improve our **debt-to-capitalization ratio,** which is now 22% compared to 37% in 2023.

Beyond our financial performance, we achieved significant progress in several important non-financial areas throughout the year. Some highlights include:

- Continued **safety leadership** across our business, with a total case incident rate (TCIR) of 0.31 and a days away, restricted or transferred (DART) rate of 0.17, both performing well ahead of industry benchmarks.

- Enabled **flexible global execution capabilities** by leveraging our distributed execution centers to pivot work across our business segments.

- Helped our **clients achieve their decarbonization goals** for a more significant global impact.

- Carried forward our focus of **giving back to our communities where we live and work**.

These financial and non-financial accomplishments highlight our strategy's effectiveness, but 2024 was not without its obstacles. Our clients reacted to ongoing geopolitical and macroeconomic challenges, and in some cases, revisited their investment decisions, which in turn affected our new awards and backlog. However, Fluor is diversified and well-equipped to navigate these headwinds. With the 2024 U.S. elections behind us, we expect an environment conducive to capital investment decisions in the coming years.

PREPARING FOR WHAT'S NEXT

Looking ahead, Fluor is positioned for growth and success. We will transition to the next chapter of our **'building a better future'** strategy, adjusting our focus from **'fix and build'** to **'grow and execute'**, which covers 2025 through 2028.

We have refined our strategic priorities to further develop the foundation we need to grow our business and execute projects with excellence. This next chapter will include revised targets in project execution, earnings and growth as well as an enhanced emphasis on project delivery. We will elaborate further in Fluor's 2024 Integrated Report, which we expect will be released in the second quarter of 2025.

On May 1, 2025, I transition to the role of Executive Chairman and pass the Chief Executive Officer mantle to Jim Breuer, our Chief Operating Officer. This timely transition aligns well with the next chapter of our strategy, ensuring continuity of leadership and strategic direction of Fluor.

As our strategy evolves, we aim to unlock long-term value from our broad range of markets, with our earnings base spanning various geographies and sectors.

In Urban Solutions, we will keep pursuing opportunities across advanced manufacturing and life sciences markets, particularly in pharmaceutical facilities, data centers and semiconductors. Our mining and metals service offering plays a critical role in advancing projects that underpin electrification, energy addition and technological progress across industries.

In Energy Solutions, the focus includes re-entering the power market in both thermal and nuclear, as well as remaining committed to traditional production and fuels, chemicals, LNG and energy transition projects.

Lastly, in addition to its core competencies, the Mission Solutions segment has been strengthening capacity to target and access national security and emergent markets, including domestic uranium fuel manufacturing, resilient infrastructure, intelligence services and technical solutions.

INCOMING CHIEF EXECUTIVE OFFICER

Jim Breuer has held the role of Chief Operating Officer (COO) since 2024, driving a more holistic approach to Fluor's markets, talent deployment and project delivery excellence. Prior to his COO role, he held several executive leadership positions including Group President of Energy Solutions. His EPC experience spans four continents in the energy, chemicals, mining and metals and power sectors. In his 31 years at Fluor, Jim has held a variety of executive and project roles, including spending half of his career on assignments outside of the United States.



▶ Jim Breuer, Fluor's Chief Operating Officer, assumes the role of Chief Executive Officer on May 1, 2025.

BUILDING A BETTER FUTURE: GROW AND EXECUTE 2025 TO 2028

Strategic Priority	How We Will Achieve It
 **Drive growth across the portfolio**	• Continue to advance through organic growth in our key markets supplemented by niche acquisitions. • Measure progress through EBITDA compound annual growth rates.
 **Pursue fair and balanced contract terms**	• Consistent application of robust pursuit and risk principles with enhanced focus on commercial acumen. • Measure progress through backlog mix, targeting a minimum of 75% reimbursable work.
 **Reinforce financial discipline**	• Focus on cash generation and sustainable earnings. • Measure progress through debt-to-capital and debt-to-EBITDA ratios. • Return capital to shareholders through structured share repurchases and dividend strategies.
 **Foster a high-performance culture of project delivery**	• Elevate project delivery, focusing on execution and people development. • Measure progress through project performance at or above as-sold.

PERSONAL GRATITUDE

I would like to convey my gratitude for the trust and support you have shown me over the years, and I am confident that an even brighter future lies ahead for Fluor.

Fluor's people are at the heart of our continued success. The progress we have made over the last four years is a testament to the drive, passion and hard work of our employees who have moved the company forward. I am grateful to the Fluor Management Team (FMT) for keeping us on track to achieve and exceed our strategic goals and for restoring stakeholder confidence in our strategy. As a result of our rigorous succession planning process, I am both pleased to welcome our new FMT members, and fortunate to have worked alongside those who have announced their retirement in 2024. As Fluor continues to execute on our strategy, we are evolving our leadership team to drive growth and operational excellence.

Mike Alexander, previously President of our Chemicals business line, assumed the role of Group President of Energy Solutions. We also appointed John Regan to serve as Chief Financial Officer as of March 1, 2025, succeeding Joe Brennan who will be retiring in early July 2025 after more than 30 years of service.

We welcomed Kevin Hammonds as Chief Legal Officer, succeeding John Reynolds, who will retire in May 2025 after 40 years of service. Additionally, Raj Desai has joined the FMT in October 2024 as Chief Procurement Officer and will also oversee our Information Technology operations – including digitalization and artificial intelligence – following Robert Taylor's retirement in March 2025.

Finally, Tom D'Agostino, Group President of Mission Solutions, will retire in April 2025 after 11 years with the company and will be succeeded by Al Collins, who currently leads Corporate Development & Sustainability. In turn, Nicole Davies will succeed Al, assuming responsibility for Corporate Development & Sustainability.

With this experienced executive team in place and a clear strategic road map, we are confident in our ability to sustain momentum and deliver positive results.

I want to thank our Board of Directors, whose experience and knowledge continues to guide us and add value to our business. We are pleased to welcome Charles P. Blankenship, Jr. to Fluor's Board in 2025, replacing Armando Olivera, who will retire after 12 years of service. Additionally, the role of lead independent director has transferred from Alan Bennett to James Hackett. The Board and I have appreciated Armando's contributions as well as Alan's stewardship during his time as lead independent director.

My gratitude extends to our clients for relying on us to execute their capital projects and for enabling us to play a key role in delivering products and solutions essential to society. Finally, to our shareholders and business partners, I sincerely appreciate your trust and continued belief in our technical expertise and project delivery capabilities.

As I prepare to transition to my new role as Executive Chairman, the Board and I are confident in Jim's ability to lead Fluor and successfully implement our strategic objectives. We extend our warm congratulations to Jim on his appointment and look forward to continuing to work closely with him.

With many opportunities ahead, Fluor is poised to thrive across multiple sectors and markets. I have no doubt in our company's ability to drive growth and execute with excellence as we embark on this next chapter together.

Please stay safe and keep well.

David E. Constable
Chairman and Chief Executive Officer
Fluor Corporation

OUR YEAR IN REVIEW

 **Projects and Partnerships**

Urban Solutions

$25-30B

Potential capital investment value of early stage studies for copper projects performed

$304M

Segment Profit
(2023: $268M)

Energy Solutions

16M+

Work hours executed with zero lost-time hours and named **2024** Global Best Project by ENR for Albemarle Lithium Conversion Facility

$256M

Segment Profit
(2023: $381M)

Mission Solutions

27 years

Supporting FEMA, with 500+ task orders

$153M

Segment Profit
(2023: $116M)

 **Financial Performance**

Revenue

$16.3B

(2023: $15.5B)

Percentage of reimbursable backlog



79%
(2023: 76%)

Operating cash flow

$828M

(2023: $212M)

Debt-to-capitalization ratio

22%

(2023: 37%)

Fluor's 2024 performance illustrates the strength of our foundation. In this infographic, we highlight a few of our key financial and non-financial metrics.

People and Communities

Charitable contributions



Employee-Driven Contributions and Fundraising **$4.5M**

$9M
combined impact
(2023: $8.2M)

Fluor Corporate and Foundation Contributions **$4.5M**

Volunteer hours

49,000

(2023: 33,700 hours)

800,000

Meals provided in 2024 through grants, large-scale meal packing events, disaster relief and one-on-one deliveries to those in need



Safety, Health and Environment

57,000

Safety training course completions recorded in Fluor University™
(2023: 53,000 courses)

44,000

Trees planted
(2023: 29,000 trees)

250+

Active energy transition projects

0.17

Days away, restricted or transferred (DART)
(Self-perform and subcontractor)
(2023: 0.15)

0.31

Total case incident rate (TCIR)
(Self-perform and subcontractor)
(2023: 0.29)

238M

Self-perform, subcontractor and combined field and office **exposure hours**

JSP
FLUOR®

Hellas Gold's Skouries Project
// Halkidiki Peninsula, Greece

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024

or

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission file number: **1-16129**

FLUOR CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	**33-0927079**
(State or other jurisdiction of	*(I.R.S. Employer*
incorporation or organization)	*Identification No.)*
6700 Las Colinas Boulevard	
Irving, Texas	**75039**
(Address of principal executive offices)	*(Zip Code)*

469-398-7000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Stock, $.01 par value per share	FLR	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐   No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer   ☑   Accelerated filer ☐ Non-accelerated filer   ☐ Smaller reporting company   ☐ Emerging growth company   ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.   ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐   No ☑

As of June 30, 2024, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was approximately $7.4 billion based on the closing sale price as reported on the New York Stock Exchange.

As of January 31, 2025, 168,786,393 shares of the registrant's common stock, $0.01 par value per share, were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the 2025 Annual Meeting of Stockholders are incorporated by reference into Part III of this Form 10-K.

FLUOR CORPORATION

INDEX TO ANNUAL REPORT ON FORM 10-K

For the Fiscal Year Ended December 31, 2024

		Page
	Glossary of Terms	1
	Forward-Looking Information	2

PART I

Item 1.	Business	3
Item 1A.	Risk Factors	12
Item 1B.	Unresolved Staff Comments	28
Item 1C.	Cybersecurity	28
Item 2.	Properties	29
Item 3.	Legal Proceedings	30
Item 4.	Mine Safety Disclosures	30

PART II

Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	31
Item 6.	[Reserved]	32
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	32
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	42
Item 8.	Financial Statements and Supplementary Data	42
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	43
Item 9A.	Controls and Procedures	43
Item 9B.	Other Information	45
Item 9C.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	45

PART III

Item 10.	Directors, Executive Officers and Corporate Governance	46
Item 11.	Executive Compensation	46
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	46
Item 13.	Certain Relationships and Related Transactions, and Director Independence	47
Item 14.	Principal Accountant Fees and Services	47

PART IV

Item 15.	Exhibits and Financial Statement Schedules	48
Item 16.	Form 10-K Summary	51
Signatures		51

Glossary of Terms

The abbreviations and definitions set forth below apply to the Fluor-specific terms used throughout this filing.

Abbreviation/Term	Definition
AMECO	American Equipment Company, Inc.
Fluor	Fluor Corporation
NuScale	NuScale Power Corporation
SGI	Stock growth incentive awards
Stork	Stork Holding B.V. and subsidiaries

The abbreviations and definitions set forth below apply to the indicated terms used throughout this filing.

Abbreviation/Term	Definition
2024 10-K	Annual Report on Form 10-K for the year ended December 31, 2024
AOCI	Accumulated other comprehensive income (loss)
APIC	Additional paid-in capital
ASC	Accounting Standards Codification
ASU	Accounting Standards Update
CARES Act	Coronavirus Aid, Relief, and Economic Security Act
CFM	Customer-furnished materials
CODM	Chief operating decision maker
CPS	Convertible preferred stock
CTA	Currency translation adjustment
DB plan	Defined benefit pension plan
DC plan	Defined contribution pension plan
DOE	U.S. Department of Energy
DOJ	U.S. Department of Justice
EPC	Engineering, procurement and construction
EPS	Earnings per share
Exchange Act	Securities Exchange Act of 1934
FASB	Financial Accounting Standards Board
FEMA	U.S. Federal Emergency Management Agency
FTC	Foreign tax credit
G&A	General and administrative expense
GAAP	Accounting principles generally accepted in the United States
GILTI	Global Intangible Low-Taxed Income
ICFR	Internal control over financial reporting
IP	Intellectual property
IT	Information technology
LNG	Liquefied natural gas
NCI	Noncontrolling interests
NM	Not meaningful
NOL	Net operating loss
NRC	U.S. Nuclear Regulatory Commission
OCI	Other comprehensive income (loss)
PBO	Projected benefit obligation
PIPE	Private investment in public equity
PP&E	Property, plant and equipment
RSU	Restricted stock units
RUPO	Remaining unsatisfied performance obligations
SEC	Securities and Exchange Commission
SMR	Small modular reactor
SPAC	Special purpose acquisition company
TSR	Total shareholder return
VIE	Variable interest entity

Forward-Looking Information

From time to time, we make certain comments and disclosures in reports and statements, including this 2024 10-K, or statements are made by its officers or directors, that, while based on reasonable assumptions, may be forward-looking in nature. Under the Private Securities Litigation Reform Act of 1995, a "safe harbor" may be provided to us for certain of these forward-looking statements. We caution readers that forward-looking statements, including disclosures which use words such as "will, "may," "could," "should," "believes," "anticipates," "plans," "expects," "intends," "estimates," "projects," "potential," "continue" and similar statements are subject to various future risks and uncertainties which could cause actual results of operations to differ materially from expectations.

Any forward-looking statements that we may make are based on our current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those anticipated by us. Any forward-looking statements are subject to the risks, uncertainties and other factors that could cause actual results of operations, financial condition, cost reductions, acquisitions, dispositions, financing transactions, operations and other events to differ materially from those expressed or implied in such forward-looking statements.

We are subject to known risks and to potentially unknown risks. While most risks affect only future cost or revenue anticipated by us, some risks may relate to accruals that have already been reflected in earnings. Our failure to receive payments of expected amounts or the incurrence of liabilities in excess of amounts recorded, could result in charges against future earnings. As a result, we caution readers to recognize and consider the inherently uncertain nature of forward-looking statements and not to place undue reliance on them.

These factors include those referenced or described in this 2024 10-K (including in "Item 1A. — Risk Factors"). We cannot control all risks and uncertainties, and in many cases, we cannot predict the risks and uncertainties that could cause our actual results to differ materially from those indicated by the forward-looking statements. You should consider these risks and uncertainties when you are evaluating us and deciding whether to invest in our securities. Except as otherwise required by law, we undertake no obligation to publicly update or revise our forward-looking statements, whether as a result of new information, future events or otherwise.

Defined Terms

Except as the context otherwise requires, the terms "Fluor" or the "Registrant" as used herein are references to Fluor Corporation and its predecessors and references to the "company," "we," "us," or "our" as used herein shall include Fluor Corporation, its consolidated subsidiaries and joint ventures.

Item 1. *Business*

Fluor is **building a better world** by applying our world-class expertise to solve our clients' greatest challenges. We provide professional and technical solutions that deliver safe, well-executed, capital-efficient projects to our clients around the globe. Fluor Corporation was incorporated in Delaware in September 2000. However, through our predecessors, we have been in business for more than 110 years, providing services that have formed the essential building blocks of development and progress over that time. We believe we are poised to continue helping our clients meet similar needs into the foreseeable future.

Acting through our many subsidiaries and interests in joint ventures, we are one of the larger global professional services firms providing EPC, fabrication and modularization, and project management services. We provide these services to our clients in diverse industries worldwide including advanced technologies and manufacturing, chemicals, infrastructure, life sciences, LNG, mining and metals, nuclear project services, energy transition, and oil and gas production and fuels. We are also a service provider to the U.S. federal government and governments abroad.

We operate our business through 3 principal segments: Urban Solutions, Energy Solutions and Mission Solutions. We also have smaller operations which we report as our Other segment.

Strategic Priorities

We are guided by 4 strategic priorities for driving value creation for our shareholders:

- **Drive growth across our portfolio**, by diversifying into markets outside of the traditional oil and gas sector, including advanced technology and life sciences, high-demand metals, energy transition, infrastructure and nuclear and civil, defense and intelligence for governments;

- **Pursue contracts with fair and balanced commercial terms**, focusing on more favorable, risk-adjusted agreements that reward Fluor for delivering value to our clients and better share certain execution risk more equitably;

- **Reinforce financial discipline**, protecting our capital structure by generating predictable cash flow and earnings with right-sized cost structure; and

- **Foster a high-performance culture of project delivery**, through excellence in execution, which brings value to all our stakeholders.

In 2024, we made substantial progress on our strategic priorities. Notably, 78% of our revenue was derived from markets outside of our traditional oil and gas markets. As of December 31, 2024, 79% of our backlog is reimbursable.

Our Core Values

Our Core Values serve as our behavioral compass, guiding all of our actions. They are not only what we believe, they are the foundation of how we achieve our purpose to build a better world.

SAFETY	INTEGRITY	TEAMWORK	EXCELLENCE
We care for each other	**We do what is right**	**We work better together**	**We deliver solutions**
Safer Together^{SM} promotes the well-being of all people, our communities and the environment.	Trust, accountability and fairness define our character.	Collectively we thrive when we include, respect and empower one another.	Our high-performance teams embrace opportunities, solve challenges and continuously improve.

Competitive Strengths

As a world-class provider of technical and professional services, we believe that we bring capital efficient business solutions to our clients. We believe that our business advantages and global positioning provide us with significant competitive strengths, including:

Safety. Maintaining a **safe and secure workplace** is a key business driver for us and our clients. In our experience, whether in an office or at a jobsite, a safe environment decreases risks, provides for the well-being of all workers, enhances morale, improves productivity, reduces project cost and generally improves client relationships. We believe that our safety culture is one of our most distinguishing features.

Global Execution Platform. As one of the larger publicly traded EPC companies, we have a **global footprint** with employees located throughout the world. Our global presence enables us to establish local relationships, capitalize on opportunities, and mobilize quickly to project sites, leveraging our local knowledge and talent pools. We regularly form strategic alliances with local partners, utilize our supply chain expertise, and emphasize local training programs. We also provide high quality services from our distributed execution centers on a cost-efficient basis.

Excellence in Execution. We believe that our ability to **execute, maintain and manage complex projects**, large or small and often in geographically challenging locations, gives us a distinct competitive advantage. We strive to complete our projects meeting or exceeding all client specifications. We have continued to improve our data-driven execution, which has enhanced our ability to meet our clients' needs.

Market Diversity. We offer services across a **wide range of industries** globally. This diversification helps mitigate the impact of market cyclicality and enables us to strive for more consistent growth. We believe that maintaining a balanced business portfolio allows us to focus on our more stable markets while capitalizing on cyclical or emerging markets when the timing is appropriate.

Client Relationships. We actively pursue relationships with new clients while also building on our long-term relationships with existing clients. We believe that long-term relationships with existing clients serve us well by allowing us to better understand and **be more responsive** to their requirements. Whether our clients are new or have been with us for many decades, our ability to successfully foster and maintain relationships remains a key strength.

Risk Management. We believe we have the ability to assess, mitigate and manage project risk, particularly in challenging locations or circumstances. Our experienced management and execution team employs a **systematic and disciplined approach** to identifying, assessing and managing risks. We believe that this risk management approach helps us control costs and adhere to clients' schedules.

Sustainability. Our sustainability charter is to conduct business with social, economic and environmental responsibility. Sustainability is integrated into our business practices, and our employees are engaged in delivery on our charter, enabling us to **build and sustain the global community** and provide value for our stakeholders.

General Operations

Our services fall into 6 broad categories and can range from basic consulting activities, often at the early stages of a project, to complete design-build, operations and maintenance contracts.

- In engineering and design, we develop solutions to address our clients' most complex challenges. Our engineering services encompass traditional engineering disciplines such as piping, mechanical, electrical, control systems, civil, structural and architectural, as well as advanced engineering specialties including process engineering, chemical engineering, simulation, integrated automation processes and interactive 3-D modeling. Through our design solutions, we offer a range of services including front-end engineering, conceptual design, estimating, feasibility studies, permitting, process simulation, technology and licensing evaluation, scope definition and siting.

- Project management involves managing all aspects of the effort to deliver projects on schedule and within budget, and is critical on every project. We are often hired as the overall program manager for large, complex projects involving multiple contractors and subcontractors, requiring the integration of various activities into a cohesive execution plan. Our project management services include logistics, development of project execution plans, detailed schedules, cost forecasts, progress tracking and reporting, and the integration of EPC efforts. This approach helps us meet our clients' safety, functionality and financial performance requirements.

- Our procurement offerings provide supply chain solutions aimed at improving product quality and performance while reducing project costs and schedules. Clients benefit from our global sourcing and supply expertise, purchasing power, technical knowledge, processes, systems and experienced global resources. Our procurement activities include strategic sourcing, material management, contracts management, buying, expediting, supplier quality inspection and logistics.

- In construction, we mobilize, execute and commission projects on a self-perform and/or subcontracted basis. We are generally responsible for project completion, often in difficult locations and under challenging circumstances. We are frequently designated as program manager, and serve as such in cases where the client has facilities in multiple locations, complex phases in a single project location, or a large-scale investment in one facility.

- We offer <u>operations and maintenance</u> services designed to enhance the efficiency or extend the life of our clients' facilities. These services may include facility management, technical facility operations, plant readiness, commissioning, start-up and maintenance technology, small capital projects, turnaround and outage services and recapitalization of facilities and infrastructure. Additionally, we can provide key management, staffing and management skills to clients on-site at their facilities.

- We also offer a variety of <u>fabrication and modularization</u> services, including integrated engineering and modular fabrication and assembly, as well as modular construction and asset support services to clients through our joint ventures. By leveraging internal and third-party capabilities in key regions, we help clients achieve cost and schedule savings by reducing on-site craft needs and shifting work to inherently safer and more controlled work environments.

Business Segments

Urban Solutions

We believe that continued urbanization is driving demand for innovative and sustainable solutions in advanced technologies and manufacturing, life sciences, mining and metals, infrastructure and professional staffing project teams. Urban Solutions includes businesses to meet our clients' needs in these evolving and growing markets.

For the advanced technologies and manufacturing market, we provide front-end engineering, program management and EPC services to a diverse range of companies globally. Our experience spans a wide variety of market segments, including advanced materials, data centers, semiconductors, smart batteries, fast-moving consumer goods, food and beverage and specialty products. We specialize in designing projects that incorporate lean manufacturing concepts and our clients focus on solutions that accelerate time to market.

In life sciences, we offer front-end studies and EPC services to the pharmaceutical, biotechnology, medical device and animal health industries. We also specialize in providing validation and commissioning services, bringing new facilities online and extending the life or improving the capabilities of existing facilities. We believe our ability to complete large-scale projects, especially where time to market is critical, enables us to better serve our clients and is a key competitive advantage.

In mining and metals, we provide a comprehensive range of services to clients producing various commodities, including copper, lithium, rare earth minerals, iron ore, bauxite, alumina, aluminum, steel, diamond, gold and fertilizers. We support clients in meeting the growing demand for copper and battery metals, including lithium, platinum and nickel. We also serve the fertilizer industry and provide services in the downstream metals market. Our services include conceptual and feasibility studies through detailed EPC, commissioning and startup support. Many of our opportunities are in remote and logistically challenging environments, such as the Andes Mountains, Western Australia and Africa. We believe we are one of the few companies with the size, regional presence and experience to execute large scale mining and metals projects, regardless of location.

In infrastructure, we support the development of projects with a focus on state departments of transportation. We provide a broad range of services, including consulting, design, planning, financial structuring, engineering, construction and operation and maintenance services, often delivered under joint ventures with other companies. Continuing urbanization and the replacement and expansion of aging infrastructure in North America continues to drive project opportunities.

The segment's staffing services are often provided through TRS Staffing Solutions®, a global staffing specialist that supplies us and third-party clients with technical, professional and craft resources either on a contract or more permanent placement basis.

In North America, Plant & Facility Services provides clients with a comprehensive suite of outsourced and consultative reliability and maintenance services, focusing on power generation and the industrial manufacturing sector.

Energy Solutions

We are a partner in the production of safer, cleaner and sustainable solutions to meet the world's increasing energy and chemicals demand. Our Energy Solutions segment offers EPC services for traditional oil and gas markets, including the production and fuels, chemicals, LNG and power markets. We serve clients in these industries with comprehensive project life-cycle services, including expansion and modernization projects as well as in sustaining capital work. Our extensive skill set also supports energy transition markets, including nuclear power and other low-carbon energy sources, asset decarbonization, carbon capture, renewable fuels, waste-to-energy, green chemicals and hydrogen.

While we undertake projects of varying sizes and scopes, we believe that one of our distinguishing features is our global strength and experience in executing very large projects in challenging locations. As energy and chemicals projects have become more geographically and geopolitically complex, we believe clients will continue to rely on us to manage these projects, leveraging our size, strength, global reach, experience, technical expertise and proven track record.

Our role varies with each project. We may provide front-end engineering, program management and final design services, construction management services, self-perform construction, or oversight of other contractors. We may also assume responsibility for procuring materials, equipment and subcontractors. We have the capacity to design, fabricate and construct new facilities, upgrade, optimize, modernize and expand existing facilities. We also provide consulting services ranging from feasibility studies to process assessments to project finance structuring.

In production and fuels, we execute projects for the oil and gas production, processing and refining industries, including energy transition. In the upstream sector, our projects typically involve the production, processing and transporting of oil and gas, including infrastructure development for major new fields and pipelines. We are also involved in offshore production facilities and gas processing projects. In the downstream sector, our clients are modernizing and modifying existing refineries to increase capacity, improve margins and reduce environmental impact. We are active in repurposing existing refining facilities for renewable fuel production and focusing on other transition markets, such as carbon capture and sequestration, blue and green hydrogen, ammonia and other low carbon solutions, as clients and countries implement sustainable energy goals.

We have been very active for several decades in the chemicals and petrochemicals market, with major projects in the ethylene-based markets and various specialty chemicals. We are also involved in battery chemicals projects and implementing lower carbon solutions on existing and new chemical facilities.

In LNG and power, we have participated in a wide range of LNG developments, including liquefaction, floating LNG facilities, mid-scale LNG solutions and regasification terminals. Our work in LNG includes feasibility studies, technology evaluations, process equipment optimization and selection, basic design, front-end engineering and design, detailed EPC and start-up assistance. In the power market, we can provide a full range of services utilizing small modular and conventional nuclear reactor technologies, as well as solutions utilizing thermal power sources.

Mission Solutions

Mission Solutions provides high-end technical solutions to the U.S. and other governments. We believe the segment's nuclear and environmental business holds a tier 1 position with differentiated expertise in managing complex national security missions across the Department of Energy and the National Nuclear Security Administration. We deliver solutions for nuclear security and operations, nuclear waste management and laboratory management. Additionally, we are an industry leader in nuclear remediation at governmental facilities providing site management, environmental remediation, and decommissioning of facilities, successfully addressing environmental and regulatory challenges associated with nuclear sites. We also provide services to commercial nuclear clients. In civil services, we are a partner to FEMA for disaster recovery and emergency response.

In our national security business, we deliver operations and maintenance, global logistics, EPC, life support and operations of mission-critical facilities across U.S. military service organizations. We can rapidly mobilize people and equipment to deliver solutions globally, often in harsh environments. We are capable of delivering solutions to our military clients irrespective of the location or the speed required. We also offer a bench of security-cleared personnel providing critical solutions to clients in the intelligence community, including data center management, operations and maintenance of secure facilities and technology platform services. We construct and renovate secure facilities around the world for various agencies in support of their enduring missions.

Other

Our Other operations principally include NuScale, in which Fluor is a substantial investor, and the remaining operations of Stork. NuScale has developed SMR technology that is NRC approved, which we believe will be important in the development of light water, passively safe SMRs. They remain an early-stage business that bears significant expenses and losses to advance toward commercialization of their reactor technology. NuScale's success is yielding opportunities for our Energy Solutions segment.

Beginning in October 2024, based principally on their equity sales, we no longer met the criteria to consolidate NuScale. As a consequence, their results for all periods prior to October 2024 were consolidated, but we deconsolidated NuScale after that date and recognized a pre-tax gain of $1.6 billion in the fourth quarter of 2024, based on a stock price of $13.15 for our 126 million shares. We recognize the fair value of our investment in NuScale on a mark-to-market basis based upon the prevailing price of their stock on our balance sheet dates, which resulted in an additional pre-tax gain of $604 million for the fourth quarter of 2024.

In the first quarter of 2024, we completed the sale of Stork's operations in continental Europe. During April 2024, we also entered into a definitive agreement to sell Stork's U.K. operations, which we completed in the first quarter of 2025. The sale did not meet the requirements for discontinued operations as of December 31, 2024 and will not have a material impact on the financial statements. In the third quarter of 2024, we decided to close our Stork operations in Trinidad and Tobago which required us to take a $7 million severance charge. After completing the wind down of the Trinidad and Tobago operations, Stork's divestiture will be complete.

Other Matters

Types of Contracts

While the basic terms and conditions of the contracts that we perform may vary considerably, we typically perform our work under two broad types of contracts: (a) reimbursable contracts and (b) lump-sum or guaranteed maximum contracts. In some limited markets, we are seeing hybrid contracts containing both lump-sum and reimbursable elements. For our material hybrid contracts, we split the contract and report backlog based on both the lump-sum and reimbursable elements. As of December 31, 2024, the following table summarizes contract type within our ending backlog:

(in millions)	December 31, 2024		December 31, 2023	
Reimbursable	$ 22,589	79 %	$ 22,302	76 %
Lump-Sum and Guaranteed Maximum	5,895	21 %	7,139	24 %

In accordance with industry practice, most of our contracts are subject to termination at the discretion of our client. In such situations, our contracts typically provide for the payment of fees earned through the date of termination and the reimbursement of other costs incurred including demobilization costs. During 2024, we saw elevated client-directed cancellations and deferrals when compared to recent years, which impacted our fourth quarter results and are expected to impact the first half of 2025.

Under reimbursable contracts, the client reimburses us based upon negotiated rates and fees. Our profit may be in the form of a fee, a simple markup applied to labor cost incurred in performing the contract, or a combination of the two. The fee element may also vary. The fee may be an incentive fee based upon achieving certain performance factors, milestones or targets; it may be a fixed amount in the contract; or it may be based upon a percentage of the cost incurred. In some cases, reimbursable contracts may be converted into lump-sum contracts. Reimbursable contracts may include significant estimated amounts of CFM.

Mission Solutions, primarily acting as a prime contractor or a major subcontractor for a number of government programs, generally performs its services under reimbursable contracts subject to applicable statutes and regulations. In many cases, these contracts include incentive fee arrangements. The programs may span many years and may be implemented by awards under multiple contracts. Some of our government contracts are known as indefinite delivery indefinite quantity ("IDIQ") agreements. Under these arrangements, we work closely with the government to define the scope and amount of work required based upon an estimate of the maximum amount that the government desires to spend. While the scope is often not initially fully defined or does not require any specific amount of work, once the project scope is determined, additional work may be awarded to us without the need for further competitive bidding.

Under lump-sum contracts, we may bid based upon preliminary engineering drawings and specifications provided by the client. This type of contracting presents risk because, among other things, it requires us to predetermine the work to be performed, the project execution schedule and all costs associated with the work based on incomplete information, all of which requires us to make pricing assumptions based on judgment informed by prior experience on other projects. This risk may be greater when we provide a lump-sum bid in competition with other contractors because we may not be selected for the work if our bid is higher than the competition. Another type of lump-sum contract is a negotiated fixed-price contract, under which we are selected as contractor first and then negotiate a lump-sum price with the client. This may reduce the risk associated with bidding in competition. Furthermore, negotiated fixed-price contracts may occur under a compensation model in which we perform some of the early work on a project, including to advance the engineering, on a reimbursable basis before agreeing upon and converting to a lump-sum price for the remainder of the project. Depending upon when a project converts from reimbursable to lump-sum, our risk may lessen because we may hold greater insight into the details of the project scope, engineering and schedule thereby reducing the number and character of the pricing assumptions in the agreed-upon lump-sum price. Another type of lump-sum contract is a unit price contract under which we are paid a set amount for every "unit" of work performed. If we perform well under any type of lump-sum contract, we can benefit from cost savings gained from the effects of our efficiencies. However, if the project does not proceed as originally planned, we strive to develop timely change orders, but we may not be able to recover cost overruns, which may cause us to lose money.

Guaranteed maximum price contracts are reimbursable contracts except that the total fee plus the total cost cannot exceed an agreed upon guaranteed maximum price. We can be responsible for some or all of the total cost of the project if the cost exceeds the guaranteed maximum price. Where the total cost is less than the negotiated guaranteed maximum price, we may receive the benefit of the cost savings based upon the terms of the contract.

Some of our contracts, regardless of type, may operate under joint ventures or other teaming arrangements. Typically, we prefer to enter into these arrangements with companies with whom we have worked previously. These arrangements are generally made to strengthen our market position or technical skills, or where the size, scale or location of the project directs the use of such arrangements.

Competition

The markets served by our business are highly competitive and, for the most part, require substantial resources and highly skilled and experienced technical personnel. A large number of companies compete against us, including U.S.-based companies such as AECOM, Amentum Services, Inc., Bechtel Group, Inc., Black & Veatch, Burns & McDonnell, BWXT Technologies, Inc., EMCOR Group, Inc., Jacobs Solutions, Inc., KBR, Inc., Kiewit Corporation, Parsons Corporation, Turner Construction Company, V2X, Inc. and Zachry Group, and international-based companies such as ACS Actividades de Construccion y Servicios, Balfour Beatty plc, Chiyoda Corporation, Exyte GmbH, Hatch Ltd., JGC Corporation, Petrofac Limited, AtkinsRéalis, Technip Energies N.V., Wood Group plc, and WorleyParsons Limited.

Competition for our Energy Solutions and Urban Solutions segments is based on an ability to provide the design, engineering, planning, management and project execution skills required to complete complex projects in a safe, timely and cost-efficient manner. We believe our engineering, procurement, fabrication and construction business derives its competitive strength from our market diversity, excellence in execution, reputation for quality, technology, cost-effectiveness, worldwide procurement capability, project management expertise, geographic coverage, ability to meet client requirements by performing construction on either a union or an open shop basis, ability to execute complex projects of varying sizes, strong safety record and lengthy experience with a wide range of services and technologies.

The temporary staffing business is a highly fragmented market with over 1,000 companies competing globally. The key competitive factors in this business line are price, service, quality, client relationships, breadth of service and the ability to identify and retain qualified personnel and geographic coverage.

In our Mission Solutions segment, key competitive factors are primarily centered on performance, qualified personnel with appropriate clearance credentials and the ability to provide the design, engineering, planning, management and project execution skills required to complete complex projects in a safe, timely, cost-efficient and compliant manner.

Significant Clients

For 2024, revenue earned from agencies of the U.S. government accounted for 16% of our total revenue. We perform work for these government agencies under multiple contracts and sometimes through joint venture arrangements. No other client accounted for more than 10 percent of our revenues in 2024.

Raw Materials

The principal products we use in our business include structural steel, metal plate, concrete, cable and various electrical and mechanical components. These products and components are subject to raw material (aluminum, copper, nickel, iron ore, etc.) availability and pricing fluctuations, which we monitor on a regular basis. We have access to numerous global supply sources; however, the availability and cost of these products, components and raw materials may vary significantly from year to year due to various factors including the logistics market, client demand, producer capacity, inflation, market conditions and specific material shortages. Our pursuit of balanced contractual risk and implementation of various risk mitigation strategies often permits us to minimize such market-driven impacts on our contracts.

Intellectual Property

We have developed, acquired or otherwise have the right to license technology, know-how, and other proprietary rights that we maintain and protect using a variety of IP protections including patents, trade secrets, and contractual terms in commercial agreements, including confidentiality and license agreements. The various forms of protection are relied upon to support our technology offerings, such as our carbon capture and sulfur recovery service offerings.
Seasonality

Our operations can be subject to seasonal and other variations. These variations are influenced by, among other things, weather, customer spending patterns, bidding seasons, receipt of required regulatory approvals, project timing and schedules, and holidays. For example, harsher weather conditions in winter may impact our ability to complete work in parts of North America and the holiday season schedule affects our productivity during this period. For these reasons, coupled with the number and significance of client contracts commenced and completed during a particular period, as well as the timing of expenses incurred for corporate initiatives, it is not unusual for us to experience seasonal changes or fluctuations in our quarterly operating results.

Compliance with Government Regulations

Environmental, Health and Safety

We operate at sites throughout the world, some of which involve activities related to nuclear facilities, hazardous waste, hydrocarbon production, distribution and transport, the military and infrastructure. Some of our work can be performed adjacent to environmentally sensitive locations such as wetlands, lakes and rivers. We also contract with governments to remediate hazardous materials, including chemical agents, as well as to decontaminate and decommission nuclear sites. These activities can require us to manage, handle, remove, treat, transport and dispose of toxic, radioactive or hazardous substances, and are subject to many environmental, health and safety laws and regulations.

We believe that we are compliant with environmental, health and safety laws and regulations. We further believe that any reserves associated with future environmental costs are adequate and that any future costs will not have a material effect on our financial position or future results of operations. Some factors, however, could result in the recognition of additional expense. These include the imposition of more stringent requirements under environmental laws or regulations, new developments or changes regarding site cleanup costs or the allocation of such costs among potentially responsible parties, or a determination that we are potentially responsible for the release of hazardous substances at sites other than those currently identified.

Government Procurement

The services we provide to the U.S. federal government are subject to Federal Acquisition Regulation, the Truth in Negotiations Act, Cost Accounting Standards, the Services Contract Act, False Claims Act, export controls rules and Department of Defense security regulations, as well as many other laws and regulations. These laws and regulations affect how we transact business with our clients and, in some instances, impose additional costs on our business operations. A violation of specific laws and regulations could lead to fines, contract termination or suspension of future contracts. Our government clients can also terminate, renegotiate, or modify any of their contracts with us at their convenience; and many of our government contracts are subject to renewal or extension annually.

Anti-Bribery and Other Regulations

We are subject to the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act of 2010, and similar anti-bribery laws, which generally prohibit companies and their intermediaries from making improper payments to foreign government officials for the purpose of obtaining or retaining business. To the extent we export technical services, data and products outside of the U.S., we are subject to U.S. and international laws and regulations governing international trade and exports, including, but not limited to, the International Traffic in Arms Regulations, the Export Administration Regulations, and trade sanctions against embargoed countries. We provide services to the Department of Defense and other defense-related entities that often require specialized professional qualifications and security clearances. In addition, as engineering design services professionals, we are subject to a variety of local, state, federal, and foreign licensing and permit requirements and ethics rules.

Human Capital

The following summarizes our human capital information as of December 31, 2024:

	Number of Employees
Salaried employees	19,296
Craft and hourly employees	5,617
TRS agency	1,953
Total	26,866

The number of craft and hourly employees can vary in relation to the number, size and phase of execution of our projects. Total headcount reflects an 11% reduction from last year, primarily due to the sale of our Stork business in continental Europe.

We have employees in the following regions:

Region	% of Global Workforce
North America	52 %
Europe, Africa and Middle East	24 %
Central and South America	4 %
Asia Pacific (includes Australia)	20 %

Health and Safety

Safety is one of our core values. We are committed to taking care of our employees and preventing injuries in our offices and project locations. Our robust programs and procedures help us mitigate the hazards inherent in the work we do. We are committed to fostering a caring, preventive culture founded on proactive action by engaged employees. We call this Safer Together[SM]. Our 2024 safety performance, calculated in accordance with U.S. Occupational Safety and Health Administration (OSHA) record keeping requirements, resulted in a total case incident rate of 0.31, which outperformed our goal of less than 0.38 and was well below comparable industry benchmarks. We also provide resources to improve employee wellbeing including mental health awareness campaigns, our global Employee Assistance Program, site-specific wellbeing programs, and suicide prevention and mental health first aid training.

Development Opportunities

One of our top priorities is to provide ongoing training and development for our employees through multiple avenues. In 2024, we extended our catalog of leadership development offerings and methods of delivery. This included delivery of critical learning opportunities to our executives, project execution and functional employees based in offices, remote locations and project field assignments. Additionally, employees can access Fluor University, our online platform, where they select from a wide variety of self-paced, online, virtual and instructor-led training courses. Topics range from our internally developed courses focused on discipline-specific training, to commercially available technical learning and general knowledge topics, such as leadership, business acumen and communication. In 2024, our employees received nearly 213,000 hours of training through Fluor University, up 60% compared to 2023. In 2024, we also rolled out comprehensive global initiatives targeted specifically for managers, including quarterly webinars on talent topics, monthly orientation training for new managers and a standardized resource toolkit for consistent talent development.

Community Responsibility

As part of our culture, we offer our employees robust and enriching opportunities to help meet our goal of building a better world. In 2024, Fluor and our Fluor Foundation contributed $5 million to global charitable initiatives, improving communities where we live and operate. Through our employee giving and volunteering program, Fluor Cares, we empower our employees to invest in organizations and causes that resonate with them. This employee-driven giving and volunteering effort contributed an additional $5 million in 2024. Further, employees volunteered nearly 49,000 hours to enrich the lives of their neighbors in need.

We have longstanding global programs and local efforts tailored to the needs of the communities where we operate. Through our charitable partners and the volunteerism of our employees, we delivered more than 740,000 hours of STEM (science, technology, engineering and math) instruction and provided workforce development to 7,100 individuals to help inspire and prepare the next-generation workforce. We provided 800,000 meals to the hungry. We planted 44,000 trees, including large scale, multi-year efforts in 4 countries.

Information about our Executive Officers

The following information is being furnished with respect to our executive officers as of January 31, 2025:

Name	Age	Position with the Company [1]
Michael E. Alexander	55	Group President, Energy Solutions
Joseph L. Brennan	57	Executive Vice President and Chief Financial Officer
James R. Breuer	56	Chief Operating Officer
Alvin C. Collins III	51	Group President, Corporate Development and Sustainability
David E. Constable	63	Chairman and Chief Executive Officer
Thomas P. D'Agostino	66	Group President, Mission Solutions
Stacy L. Dillow	51	Executive Vice President and Chief Human Resources Officer
Mark E. Fields	66	Group President, Project Execution
Kevin B. Hammonds	53	Executive Vice President and Chief Legal Officer
Anthony Morgan	58	Group President, Urban Solutions
John C. Regan	55	Executive Vice President, Controller and Chief Accounting Officer

_____

(1) All references are to positions held with Fluor Corporation. All officers serve in their respective capacities at the pleasure of the Board of Directors.

Michael E. Alexander

Mr. Alexander has been Group President, Energy Solutions since August 2024. Prior to that, he was President, Chemicals from 2019 to 2024 and President, Energy & Chemicals — Americas in 2019. He joined the company in 1991.

Joseph L. Brennan

Mr. Brennan has been Executive Vice President and Chief Financial Officer since July 2020. Prior to that, he was Senior Vice President and Operations Controller in 2020, Senior Vice President and Segment Controller — Energy & Chemicals from 2018 to 2020. Mr. Brennan joined the company in 1991. Effective March 1, 2025, Mr. Brennan will step down as Chief Financial Officer and is expected to retire on July 1, 2025.

James R. Breuer

Mr. Breuer has been Chief Operating Officer since August 2024. Prior to that, he was Group President, Energy Solutions from 2021 to 2024, President, Downstream — Energy & Chemicals from 2019 to 2021 and Vice President and General Manager, South America — Mining & Metals from 2017 to 2019. Mr. Breuer joined the company in 1993. Effective May 1, 2025, Mr. Breuer will become our Chief Executive Officer.

Alvin C. Collins III

Mr. Collins has been Group President, Corporate Development and Sustainability since January 2021. Prior to that, he was Senior Vice President, Operations — Energy & Chemicals from 2019 to 2021, Senior Vice President, Global Business Development — Energy & Chemicals in 2019 and Senior Vice President, Operations in Europe, Africa and the Middle East — Energy & Chemicals from 2016 to 2019. Mr. Collins joined the company in 1994. Effective March 1, 2025, Mr. Collins will become Group President, Mission Solutions.

David E. Constable

Mr. Constable has been Chief Executive Officer since January 2021, after serving as a member of Fluor's Board of Directors since 2019. He previously served as Chief Executive Officer (from 2011) and Chief Executive Officer and President (from 2014) of Sasol Ltd., an integrated energy and chemical company, until 2016. Mr. Constable first joined the company in 1982. Mr. Constable was appointed Chairman of the Board in May 2022. Mr. Constable will cease to serve as Chief Executive Officer effective May 1, 2025. He will continue to serve as Executive Chairman of the Board.

Thomas P. D'Agostino

Mr. D'Agostino has been Group President, Mission Solutions since January 2021. Prior to that, he was Group President, Government from 2017 to 2021. Mr. D'Agostino joined the company in 2013. Effective March 1, 2025, Mr. D'Agostino will step down as Group President, Mission Solutions and is expected to retire on April 1, 2025.

Stacy L. Dillow

Ms. Dillow has been Executive Vice President and Chief Human Resources Officer since 2019. Prior to that, she was Head of Supply Chain Transformation, Southeast Asia and Australasia at Unilever, a consumer goods company, from 2018 to 2019. Ms. Dillow first joined the company in 1996.

Mark E. Fields

Mr. Fields has been Group President, Project Execution since January 2021. Prior to that, he was Group President, Energy & Chemicals from 2019 to 2021 and Senior Vice President, Energy & Chemicals — Americas from 2017 to 2019. Mr. Fields joined the company in 1981.

Kevin B. Hammonds

Mr. Hammonds has been Executive Vice President and Chief Legal Officer since August 2024. Prior to that, he was Senior Vice President, Managing General Counsel from 2020 to 2024 and Vice President, General Counsel from 2014 to 2020. He joined the company in 1996.

Anthony Morgan

Mr. Morgan has been Group President, Urban Solutions since January 2024. Prior to that, he was President, Mining & Metals from 2017 to 2023. Mr. Morgan joined the company in 1990.

John C. Regan

Mr. Regan has been Executive Vice President, Controller and Chief Accounting Officer since June 2020. He was previously Executive Vice President and Chief Financial Officer of Alta Mesa Resources, Inc., an upstream exploration and production company, from 2019 to 2020. Mr. Regan is a Certified Public Accountant recognized by the State of Texas. Effective March 1, 2025, Mr. Regan will become our Chief Financial Officer.

Available Information

Our website address is *www.fluor.com*, where we provide free electronic copies of our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports on the "Investor Relations" section as reasonably practicable after we electronically file them with, or furnish them to, the SEC. These reports, and any amendments to them, are also available at the SEC's website, *www.sec.gov*. We also use our investor relations website as a channel of distribution for important company information. Investors and others can receive notifications of new information posted on our investor relations website in real time by signing up for e-mail alerts and RSS feeds. We also maintain information on our website related to our corporate governance including our Corporate Governance Guidelines, our Board Committee Charters and our Code of Business Conduct and Ethics for Members of the Board of Directors.

Item 1A.   Risk Factors

We operate in a complex and rapidly changing global environment that involves numerous known and unknown risks and uncertainties that could materially adversely affect our business, financial condition, results of operations, and stock price. The risks described below highlight some of the factors that have affected and could affect us in the future. We may also be affected by unknown risks or risks that we currently think are immaterial. If any such events actually occur, our business, financial condition, results of operations, and stock price could be materially adversely affected. Some of the factors, events, and contingencies discussed below may have occurred in the past, and the disclosures below are not representations as to whether or not the factors, events or contingencies have occurred in the past, but are provided because future occurrences of such factors, events, or contingencies could have a material adverse effect.

Summary Risk Factors

The following summarizes the risks and uncertainties that could materially adversely affect our business, financial condition, results of operation and stock price. You should read this summary together with the more detailed description of each risk factor contained below.

Risks Related to our Operations

- We are vulnerable to the cyclical nature of the markets we serve.
- Our revenue and earnings are largely dependent on new awards.
- The nature of our contracts, particularly our lump-sum contracts, subject us to risks associated with delays and cost overruns, which may not be fully recoverable and may result in reduced profits or losses that could have a material

impact on us.

- Intense competition in the EPC industry can impact our revenue and profits.
- Our ability to operate profitably requires us to hire and retain qualified personnel.
- The success of teaming arrangements and joint ventures depends on the satisfactory performance by our venture partners over whom we may have little or no control, and the failure of those partners to perform their obligations could impose additional obligations on us that could have a material impact on us.
- We are dependent upon suppliers and subcontractors to complete many of our contracts.
- Cybersecurity breaches of our systems and IT could adversely impact us.
- Systems and IT interruption, as well as new systems implementation, could adversely impact our ability to operate.
- We may use artificial intelligence, machine learning, data science and similar technologies in our business, and challenges with properly managing such technologies could result in reputational harm, competitive harm, and legal liability, and adversely affect our business, financial condition and results of operations.
- We have international operations that are subject to foreign economic and political uncertainties and risks. Unexpected and adverse changes in the foreign countries in which we operate could result in project disruptions, increased cost and potential losses.
- Our backlog is subject to unexpected adjustments and cancellations.
- Our employees work on projects that are inherently dangerous and in locations where there are high security risks, and a failure to maintain a safe work site could result in significant losses.
- Our businesses could be materially and adversely affected by events outside of our control.
- Our actual results could differ from the estimates used to prepare our financial statements.
- Our earnings are subject to volatility due to recurring fair value measurements of our investment in NuScale.
- If we experience delays or defaults in client payments, we could be negatively impacted.
- Our U.S. government contracts and contracting rights may be terminated or otherwise adversely impacted at any time, and our inability to win or renew government contracts during regulated procurement processes could harm our operations and reduce our projects and revenues.
- Our effective tax rate and tax positions may vary.
- It can be very difficult and expensive to obtain the insurance we need for our business operations.
- If we do not have adequate indemnification for our nuclear services, it could adversely affect our business and financial condition.
- Foreign currency risks could have an adverse impact on us.
- The loss of one or a few clients could have an adverse effect on us.
- Our business may be negatively impacted if we are unable to adequately protect IP rights.
- Climate change, natural disasters and related environmental issues could have a material adverse impact on us.
- Increasing scrutiny and changing expectations from stakeholders with respect to sustainability practices may impose additional costs on us or expose us to reputational or other risks.
- We may be unsuccessful in implementing our strategic initiatives.

Risks Related to Indebtedness and Other Credit Related Risks

- Adverse credit and financial market conditions, including increasing or continued high interest rates, could impair our clients', our partners' and our own borrowing capacity, which could negatively affect us.
- The agreements governing our debt contain a number of restrictive covenants that limit our ability to engage in activities that may be in our interest or that create shareholder value.
- Our indebtedness could lead to adverse consequences or adversely affect our financial position and prevent us from fulfilling our obligations under such indebtedness, and any refinancing of this debt could be at significantly higher interest rates.
- We may be unable to win new contract awards if we cannot provide clients with financial assurances.

Legal and Regulatory Risks

- We are involved in litigation and regulatory proceedings, potential liability claims and contract disputes that may have a material impact on us.
- Our failure to recover adequately on claims against project owners, subcontractors or suppliers for payment or performance could have a material effect on us.
- We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws.
- We could be adversely impacted if we fail to comply with domestic and international import and export laws.
- Employee, agent or partner misconduct or our overall failure to comply with laws or regulations could impair our ability to compete for contracts.
- New or changing legal requirements could adversely affect us.

- Past and future environmental, safety and health regulations could impose significant additional costs on us.

Risks Related to our Equity and Corporate Governance Documents

- If we issue additional equity securities, stockholders' ownership percentages would be diluted.
- Delaware law and our charter documents may impede or discourage a takeover or change of control.

Risks Related to our Operations

We are vulnerable to the cyclical nature of the markets we serve.

The demand for our services is dependent upon our clients' capital investments. Our clients' interest in approving new projects, budgets for capital expenditures and need for our services have in the past been, and may in the future be, adversely affected by, among other things, poor economic conditions (including inflation, slow growth or recession, changes to governments' fiscal or monetary policy and increasing or continued high interest rates), low or volatile oil and gas prices, political uncertainties and currency fluctuations. Clients have been and remain selective in how they allocate their capital, especially the larger scale projects in which we specialize. For example, capital expenditures by our clients are influenced by factors such as prevailing hydrocarbon prices and expectations about future prices for underlying commodities, technological advances, the costs of exploration, production and delivery of product, domestic and international political, military, regulatory and economic conditions and other similar factors. There is no guarantee that current oil and gas prices will be sufficient to justify clients' capital expenditures, and the timing and extent of any future improvements in demand remain uncertain. Industries served by that segment and many of the others we serve have historically been and will continue to be vulnerable to general downturns, which in turn could materially and adversely affect the demand for our services.

Our revenue and earnings are largely dependent on new awards.

The awarding and timing of projects is unpredictable and driven by our clients. Awards, including expansions of existing projects, often involve complex and lengthy negotiations and competitive bidding processes. These processes can be impacted by a wide variety of factors including a client's decision to not proceed with the development of a project, governmental approvals, financing contingencies (including governmental support), oil and gas prices, environmental conditions and overall market and economic conditions. We may not win contracts that we have bid on due to price, a client's perception of our ability to perform and/or perceived technology advantages held by others. Many of our competitors may be more inclined to take greater risks or include terms and conditions that we might not deem acceptable, especially when the markets for the services we typically offer are relatively soft. Because a significant portion of our revenue is generated from large projects, our results can fluctuate depending on whether and when large project awards occur and the commencement and progress of work under large contracts already awarded. As a result, we are subject to the risk of losing new awards to competitors or the risk that revenue may not be derived from awarded projects as quickly as anticipated. Additionally, uncertain economic and political conditions may make it difficult for our clients, our vendors and us to accurately forecast and plan future business activities. For example, changes to U.S. policies related to global trade and tariffs, and responsive changes in policy by foreign jurisdictions, have resulted in the past and may result in future uncertainty surrounding the global economy as well as retaliatory trade measures implemented by other countries. The new U.S. presidential administration has mentioned plans to implement tariffs on U.S. imports generally, with higher rates for select U.S. trade partners (collectively, the "Proposed Tariffs"). We cannot predict the outcome of changing trade policies or other unanticipated economic or political conditions, nor can we predict the timing, strength or duration of any worldwide economic recovery or downturn.

Following contract award, we may also encounter significant expense, delay, contract modification or even contract loss. Additionally, certain awards have been and may in the future be contested and/or otherwise involved in legal proceedings, inquiries or other similar developments outside of our control, which may result in significant delays in the project timeline or the wholesale cancellation or termination of a project. Any project delays, cancellations or contract modifications following the award of a contract could have an adverse effect on us.

The nature of our contracts, particularly our lump-sum contracts, subject us to risks associated with delays and cost overruns, which may not be fully recoverable and may result in reduced profits or losses that could have a material impact on us.

Because our projects are often technically complex, with multiple phases occurring over several years, we incur risks in our project execution activities. These risks could result in project delays, cost overruns or other problems and can include the following:

- Evolving estimates related to productivity, scheduling estimates or future economic conditions, including with respect to the impacts of inflation on lump-sum contracts;

- Unanticipated technical problems, including design or engineering issues;

- Inaccurate representations of site conditions and unanticipated changes in the project execution plan;

- Project modifications creating unanticipated costs or delays and failure to properly manage project modifications;

- Inability to achieve guaranteed performance or quality standards with regard to engineering, construction or project management obligations;

- Insufficient or inadequate project execution tools and systems needed to record, track, forecast and control cost and schedule;

- Reliance on historical cost and/or execution data that is not representative of current economic and/or execution conditions;

- Failure to accurately estimate the timing and cost of projects, including due to inflation, supply chain disruption, rising construction costs or unforeseen increases in the cost of labor;

- Unanticipated increases in the cost of raw materials, components or equipment, including due to inflation or the imposition of import tariffs, including the Proposed Tariffs;

- Failure to properly make judgments in accordance with applicable professional standards, including engineering standards;

- Failure to properly assess and update appropriate risk mitigation strategies and measures;

- Poor performance of our clients, partners, subcontractors, suppliers or other third parties;

- Delays or productivity issues caused by weather; and

- Changes in local laws or difficulties or delays in obtaining permits, rights of way or approvals.

These and other risks have in the past, and may in the future, result in our failure to achieve contractual cost or schedule commitments, safety performance, overall client satisfaction or other performance criteria. As a result, we may receive lower fees or lose our ability to earn incentive fees. In other cases, our fee will not change but we will have to continue to perform work without additional revenue until the performance criteria is achieved. We may also incur liquidated damages if we fail to complete a project on its contractual timeline. In addition, if we fail to meet guaranteed performance or quality standards, we may be held responsible under the guarantee or warranty provisions of our contract for cost impact to the client, generally in the form of contractually agreed-upon liquidated damages or an obligation to re-perform work. To the extent these events occur, the total cost to the project (including any liquidated damages) could be material and could, in some circumstances, equal or exceed the full value of the contract. In such events, our financial condition or results of operations could be materially and negatively impacted.

In circumstances where the contract is lump-sum or the revenue is otherwise fixed, we bear significant risk for delays and cost overruns. Reimbursable contract types, such as those that include negotiated hourly billing rates, may restrict the kinds or amounts of costs that are reimbursable, therefore exposing us to the risk that we may incur certain costs in executing these contracts that are above our estimates and not recoverable from our clients.

Intense competition in the EPC industry can impact our revenue and profits.

We serve markets that are highly competitive and in which a large number of multinational companies compete. These markets require substantial resources, investment in technology and skilled personnel. We have seen a continuing influx of non-traditional competitors offering below-market pricing while accepting greater risk. Competition places downward pressure on our contract prices and profit margins, and could cause us to accept contractual terms and conditions that are not normal or customary, thereby increasing the risk of reduced profitability on such contracts. Intense competition is expected to continue in our markets, presenting us with challenges to maintain acceptable profit margins. To the extent we are unable to meet these competitive challenges, we could experience reduced profitability.

Our ability to operate profitably requires us to hire and retain qualified personnel.

The success of our business is dependent upon being able to attract, develop and retain personnel, including engineers, project management, craft employees and management, who have the necessary and required experience and expertise, and who will perform these services at a reasonable and competitive rate. Competition for experienced personnel can be intense. It may be difficult to attract and retain qualified individuals with the expertise and in the timeframe demanded by our clients. In certain geographic areas, for example, we may be unable to satisfy the demand for our services because of our inability to deploy qualified personnel. Also, it may be difficult to replace personnel who hold government required credentials. Loss of the services of, or failure to recruit, qualified technical and management personnel, including a preference by some candidates to work remotely, could limit our ability to successfully complete existing projects and compete for new projects. In addition, as costs related to our workforce are dependent on market conditions, inflationary pressure has increased, and may continue to increase, labor costs in certain geographic areas.

As some of our executives and other key personnel approach retirement age or otherwise leave the company, we need to provide for smooth transitions, which requires succession planning to identify and integrate new personnel into leadership roles. Changes in our management team may disrupt our business and the failure to successfully transition and assimilate executives or other key personnel could adversely affect our results. If we are unable to employ a sufficient number of skilled personnel or effectively implement appropriate succession plans, our ability to pursue projects may be adversely affected and the costs of executing our existing and future projects may increase.

In addition, the cost of providing our services, including the extent to which we utilize our workforce, affects our profitability. For example, the uncertainty of contract award timing and unexpected award cancellations can present difficulties in matching our workforce size with project needs. If an expected contract award is delayed or not received, we could incur costs resulting from excess staff, reductions in staff, or redundancy of facilities that could have a material adverse impact on us. Increased labor costs can also impact our customers' decision making with respect to the viability or timing of certain projects, which could result in project delays or cancellations and in turn have a material adverse impact on us.

The success of teaming arrangements and joint ventures depends on the satisfactory performance by our venture partners over whom we may have little or no control, and the failure of those partners to perform their obligations could impose additional obligations on us that could have a material impact on us.

In the ordinary course of business in our industry, we execute projects and otherwise conduct certain operations through joint ventures, partnerships and other collaborative arrangements (collectively, "ventures"). We have various ownership interests in these ventures, with such ownership typically being proportionate to our decision-making and distribution rights. The ventures generally contract directly with our client; however, services may be performed directly by the venture, or may be performed by us, our partners, or a combination thereof.

Our success in many markets is impacted by the presence or capability of our partners. If we are unable to compete alone, or with a quality partner, our ability to win work and successfully execute our projects may be impacted. Differences in opinions or views between venture partners can result in delayed decision-making or failure to agree on material issues, which could adversely affect the business and operations of our ventures. In many of the countries in which we engage in joint ventures, it may be difficult to enforce our contractual rights under the applicable joint venture agreement.

At times, we also participate in ventures with other parties. In such instances, we may have limited control over venture decisions and actions, including ICFR, which may have an impact on our business. If internal control problems arise within a venture, or if our venture partners have financial or operational issues, there could be a material impact on us.

The success of our ventures also depends, in large part, on the satisfactory performance by our venture partners of their obligations, including their obligation to commit working capital, equity or credit support as required by the venture and to support their indemnification and other contractual obligations. If our venture partners fail to satisfactorily perform their obligations, the venture may be unable to adequately perform or deliver its contracted services. Under these circumstances, we may be required to make additional investments and provide additional services to ensure the adequate performance and delivery of the contracted services and to meet any performance guarantees. From time to time, in order to establish or preserve a client relationship, or to better ensure venture success, we may accept risks or responsibilities for the venture that are not necessarily proportionate with the reward we expect to receive or that may differ from risks or responsibilities we would normally accept in our own operations. We may also be subject to joint and several liability under the contracts for venture projects. These additional obligations could result in reduced profits or, in some cases, increased liabilities or significant losses for us with respect to the venture, and in turn, our business and operations. In addition, a failure by a venture partner to comply with applicable regulations could negatively impact our business and reputation and could result in fines, penalties, suspension or, in the case of government contracts, even debarment.

We are dependent upon suppliers and subcontractors to complete many of our contracts.

Some of the work performed under our contracts is performed by third-party subcontractors. We also rely on third-party suppliers to provide much of the equipment and materials used for projects. If we are unable to hire qualified subcontractors or find qualified suppliers, our ability to successfully or timely complete a project could be impacted. If the amount we are required to pay for subcontractors or equipment and supplies exceeds what we have estimated, especially in lump-sum contracts, we may suffer losses on them. If a supplier or subcontractor fails to provide supplies, technology, equipment or services as required under a contract to us, our joint venture partner, our client or any other party involved in the project for any reason, or provides supplies, technology, equipment or services that are not an acceptable quality, we may be required to source those supplies, technology, equipment or services on a delayed basis or at a higher price than anticipated, which could impact our profitability. In addition, faulty workmanship, equipment or materials could impact the overall project, resulting in claims against us for failure to meet required project specifications. These risks may be intensified during an economic downturn if these suppliers or subcontractors experience financial difficulties or find it difficult to obtain sufficient financing to fund their operations or access to bonding, and are not able to provide the services or supplies necessary for our business. A failure by a third-party subcontractor or supplier to comply with applicable laws, rules or regulations could negatively impact our business and reputation and could result in fines, penalties, suspension, or in the case of government contracts, even debarment.

Cybersecurity breaches of our systems and IT could adversely impact us.

Our business depends on the secure processing, storage, and transmission of confidential and sensitive information, including personal data of our employees, subcontractors, suppliers, business partners and clients. The various administrative and technical controls we have implemented to protect our systems and data from unauthorized access, cyber-attacks, and other cybersecurity breaches and our endeavors to require our third-party providers to adhere to industry recognized security standards may be insufficient to prevent all cybersecurity breaches or cyber-attacks. The risk of a cybersecurity breach or cyber-attack applies to any company with whom we do business and could adversely affect us, particularly when working collaboratively in shared workspaces or computing environments. Our efforts to protect information on our network and put technical and/or contractual measures in place to protect information exchanges with other third parties with whom we work may be unsuccessful, and we cannot control or manage the safety and security of any third-party computing environment. In addition, because the techniques used to obtain unauthorized access to IT networks and systems change frequently, we and others with whom we work may be unable to anticipate these techniques or implement adequate preventative measures. As cybersecurity threats become more sophisticated and difficult to detect, our ability to promptly prevent, detect and mitigate the effects of cyber-attacks and other cybersecurity breaches may be impacted, potentially resulting in material adverse effects.

In the event of a cybersecurity breach or cyber-attack, we may experience operational disruptions, financial losses, legal claims, and reputational damage. We may also incur significant costs to remediate the effects of such incidents, including costs associated with investigating the incident, repairing or replacing damaged systems and compensating affected parties.

We may also be subject to legal and regulatory actions, investigations, and penalties related to cybersecurity breaches and the unauthorized disclosure of confidential information or personal data, which may result in significant fines, sanctions, and legal fees, as well as damage to our reputation and customer relationships. In addition, data protection and cybersecurity laws are continuously evolving at a rapid pace and on a global level, which add heightened risk and additional costs in assessing, implementing and managing compliance measures that affect business operations. Any failure to comply with these laws and regulations or an exposure of information covered by such laws and regulations, including, without limitation, in connection with a cybersecurity breach, could have a negative impact on us.

The insurance we maintain that specifically covers cybersecurity threats may not sufficiently cover all types of losses or claims that we might experience, including losses from reputational harm or the costs to improve security against future similar threats or losses arising from the computing environments and systems managed by others.

Systems and IT interruption, as well as new systems implementation, could adversely impact our ability to operate.

We are heavily reliant on computer, information and communications technology and related systems, some of which are hosted by third-party providers. From time to time, we experience system interruptions and delays that may be planned for upgrades or that may be unplanned. Unplanned interruptions could result from natural disasters, power loss, telecommunications failures, acts of war or terrorism, errors or other defects in the design or implementation of the applicable system, computer viruses, malicious code, physical or electronic security breaches, intentional or inadvertent user misuse or error and similar events or disruptions. Any of these or other events could cause system interruptions, delays, loss of critical or sensitive data (including personal or financial data) or loss of funds; could delay or prevent operations (including the processing of transactions and reporting of financial results); and could adversely affect us. Safeguards designed to protect against unavailability or loss of data may not be sufficient. We may be required to incur significant costs to protect against or alleviate damage caused by systems interruptions and delays, which could have a material adverse effect on our business and results of operations.

We continue to evaluate the need to upgrade and/or replace our systems and network infrastructure to protect our computing environment, to stay current on vendor supported products, to improve the efficiency of our systems and for other business reasons. The implementation of new technology systems and tools could adversely impact our operations by imposing substantial capital expenditures, demands on management time, risks of delays, complications in setup or configuration or other difficulties in transitioning to new systems. Our systems implementations also may not result in productivity improvements at the levels anticipated. Disruptions, if not anticipated and appropriately mitigated, could have a material adverse effect on our business.

We may use artificial intelligence, machine learning, data science and similar technologies in our business, and challenges with properly managing such technologies could result in reputational harm, competitive harm, and legal liability, and adversely affect our business, financial condition and results of operations.

Artificial intelligence, machine learning, data science and similar technologies (collectively, "AI"), including third-party AI tools, may be enabled by, or integrated into, some of our business processes and solutions. As with many developing technologies, AI presents risks and challenges that could affect its further development, adoption, and use, and therefore our business. AI algorithms may be flawed or biased. Datasets used to train or develop AI systems may be insufficient, of inferior quality, or contain biased information. Our AI governance review process and self-imposed requirement to implement safeguards before adopting AI may not be adequate to protect against these risks and challenges. Additionally, the laws and regulations concerning the use of AI continue to evolve. If the use or integration of AI systems, or the outputs generated by such systems, were determined to be non-compliant (e.g., in relation to IP or data privacy rights or in relation to the deployment of AI for certain activities or use cases), this may adversely affect us. It is possible that emerging regulations may limit or block the use of AI in our business or otherwise impose restrictions that may adversely affect the efficiency of our business processes or solutions that were utilizing AI technologies.

The safeguards we have implemented, including policies and procedures, governance reviews, technical measures where feasible, and contractual obligations relating to the ethical use of AI, may not be adequate or effective, and we cannot guarantee or control how third parties with whom we do business may utilize AI, which may increase our risk and exposure relating to confidentiality and information security and information accuracy. If a breach of confidentiality or error or defect were to occur as a result of using AI, directly or indirectly, it could adversely affect our business, reputation, financial condition and results of operations.

Our competitors may incorporate AI into their product and service offerings more quickly or more successfully than us, which could impair our ability to compete effectively and adversely affect our business, financial condition and results of operations.

We have international operations that are subject to foreign economic and political uncertainties and risks. Unexpected and adverse changes in the foreign countries in which we operate could result in project disruptions, increased cost and potential losses.

Our business is subject to international economic and political conditions that change (sometimes frequently) for reasons that are beyond our control. We expect that a significant portion of our revenue and profits will continue to come from non-U.S. projects for the foreseeable future.

Operating in the international marketplace exposes us to a number of risks including:

- abrupt changes in government policies, laws, treaties (including those impacting trade), regulations or leadership;

- embargoes or other trade restrictions, including sanctions;

- restrictions on currency movement;

- tax or tariff changes (including the Proposed Tariffs) and withholding requirements;

- currency exchange rate fluctuations;

- changes in labor conditions and difficulties in staffing and managing international operations, including logistical and communication challenges;

- U.S. government trade or other policy changes in relation to the foreign countries in which we operate;

- other regional, social, political and economic instability, including recessions and other economic crises;

- natural disasters and public health crises, including pandemics;

- expropriation and nationalization of our assets or projects;

- international hostilities, such as the ongoing Russia-Ukraine conflict and political and economic instability and conflict in the Middle East; and

- other unrest, civil strife, acts of war, terrorism and insurrection.

The lack of a well-developed legal system in some of the countries where we operate may make it difficult to enforce our contractual rights or to defend ourselves against claims made by others. We operate in locations where there is a significant amount of political risk. In addition, nationalization, military action or continued unrest could impact the supply or pricing of oil, disrupt our operations in the region and elsewhere, and increase our security costs. Any alleged or actual failure to comply with any sanctions or trade control measures implemented in response to international conflicts may subject us to government scrutiny, civil and/or criminal proceedings, sanctions and other liabilities. Our level of exposure to these risks may vary with each project, depending on the location of the project and its stage of completion. For example, our risk exposure with respect to a project in an early development phase, such as engineering, will generally be less than our risk exposure on a project that is in the construction phase. To the extent that our international business is affected by unexpected and adverse foreign economic and political conditions and risks, we may experience project disruptions and losses.

Our backlog is subject to unexpected adjustments and cancellations.

Our backlog generally consists of projects for which we have an executed contract or commitment with a client and reflects our expected revenue from the contract or commitment, which is often subject to revision over time. There is no guarantee that the revenue projected in our backlog will be realized or profitable or will not be subject to delay or suspension. Project cancellations, scope adjustments or deferrals, or foreign currency fluctuations may occur with respect to contracts reflected in our backlog and could reduce the value of our backlog and the revenue and profits that we actually earn; or, may cause the rate at which we perform on our backlog to decrease. Most of our contracts have termination for convenience provisions in them allowing clients to cancel projects. Our contracts typically provide for the payment of fees earned through the date of termination and the reimbursement of costs incurred including demobilization costs. In addition, projects may remain in our backlog for an extended period of time. During periods of economic slowdown, or decreases and/or instability in oil and gas prices, the risk of projects being suspended, delayed or canceled generally increases. Finally, poor project execution could also impact our backlog and profits. Such developments could have a material adverse effect on us.

Our employees work on projects that are inherently dangerous and in locations where there are high security risks, and a failure to maintain a safe work site could result in significant losses.

We often work on complex projects, frequently in geographically remote or high-risk locations that are subject to political, social or economic risks, or war or civil unrest. In those locations where we have employees or operations, we may expend significant efforts and incur substantial security costs to maintain safety. In addition, our project sites can place our employees and others near large equipment, dangerous processes or substances or highly regulated materials, and in challenging environments. Safety is a primary focus of our business and is critical to our reputation and performance. Many of our clients require that we meet certain safety criteria to be eligible to bid on contracts, and some of our contract fees or profits are subject to satisfying safety criteria. Unsafe work conditions also have the potential of increasing employee turnover, increasing project costs and raising our operating costs. If we fail to implement appropriate safety procedures or if our procedures fail, our employees or others may suffer injuries or loss of life, the completion of a project could be delayed and we could experience investigations or litigation. The safety function we rely on to implement effective health, safety and environmental procedures throughout our company may be ineffective, and the failure to comply with such procedures, client contracts or applicable regulations could subject us to losses and liability. Despite these activities we cannot guarantee the safety of our personnel, nor can we guarantee our work, equipment or supplies will be free from damage.

Our businesses could be materially and adversely affected by events outside of our control.

Extraordinary or force majeure events beyond our control, such as natural or man-made disasters, severe weather conditions, public health crises, supply chain disruption, geopolitical conflicts, political crises or other catastrophic events, could negatively impact our ability to operate or increase our costs to operate. Such events may result in disruptions to our operations; evacuation of personnel; increased labor and material costs or shortages; inability to deliver materials, equipment and personnel to job sites in accordance with contract schedules; and loss of productivity. When making contract proposals, we rely heavily on our estimates of costs and timing to complete the associated projects, as well as assumptions regarding technical issues, but those estimates and assumptions may ultimately prove to be incorrect. Additionally, we may remain obligated to perform our services after any natural or human-caused events, unless certain contractual provisions allow for relief from such obligations. The extra costs incurred as a result of these events may not be reimbursed by our clients. If we are not able to react quickly to such events, or if a high concentration of our projects is impacted by such an event, our operations may be adversely affected. In addition, if we cannot complete our contracts on time, we may be subject to potential liability claims by our clients, which may reduce our profits and result in losses.

Our actual results could differ from the estimates used to prepare our financial statements.

In preparing our financial statements, we make estimates and assumptions that affect the reported values of assets, liabilities, revenue and expenses, and the disclosure of contingent assets and liabilities. Areas requiring development of significant estimates include:

- determination of profitability;

- recognition of project incentives, awards, change orders, claims or other variable consideration we expect to receive;

- estimated amounts for project losses, warranty costs, contract close-out or other costs;

- income tax provisions and related valuation allowances; and

- accruals for other estimated liabilities, including litigation and insurance reserves and receivables.

Estimates are based on reasonable assumptions and experience, but are only estimates. Our actual business and financial results can differ from our estimates of such results due to changes in facts and circumstances, which can have a material negative impact on our financial condition and results of operations. Further, we recognize contract revenue as work on a contract progresses. The cumulative amount of revenue recorded on a contract at any point is that percentage of total estimated revenue that costs incurred to date bear to estimated total costs. Accordingly, contract revenue and total cost estimates are reviewed and revised as the work progresses. Adjustments are reflected in contract revenue in the period when such estimates are revised. Such adjustments are at times material and result in reduced profitability.

Our earnings are subject to volatility due to recurring fair value measurements of our investment in NuScale.

Since October 2024, we account for our investment in NuScale using the fair value option for equity method investments, under which we measure our investment at fair value on a recurring basis using the prevailing price of NuScale's stock on our balance sheet dates. The fair value of our investment in NuScale is subject to the fluctuations of NuScale's stock price, which may subject our consolidated earnings to volatility. The price of NuScale's stock has experienced significant volatility since it commenced trading in May 2022, and the volatility may continue in the future in response to many factors, including factors beyond the control of us or NuScale. As a result of the recurring fair value measurements, we may recognize non-cash gains or losses in future periods, some of which could be material.

If we experience delays or defaults in client payments, we could be negatively impacted.

Because of the nature of our contracts, we sometimes commit resources to projects prior to receiving payments from clients in amounts sufficient to cover expenditures as they come due. Some of our clients have found it difficult to pay our invoices timely, increasing the risk that our accounts receivable could become uncollectible and ultimately be written off. In certain cases, our clients for our large projects are project-specific entities that do not have significant assets other than their interests in the project. From time to time, it is difficult for us to collect payments owed to us by these clients. In addition, clients may request extension of the payment terms otherwise agreed to under our contracts. Delays in client payments may require us to make a working capital investment, which could impact our cash flows and liquidity. If a client fails to pay invoices on a timely basis or defaults, there could be a material adverse effect on our results of operations or liquidity.

Our U.S. government contracts and contracting rights may be terminated or otherwise adversely impacted at any time, and our inability to win or renew government contracts during regulated procurement processes could harm our operations and reduce our projects and revenues.

We have a significant portfolio of government contracts, including those that we have in place with the DOE and U.S. Department of Defense. U.S. government contracts are subject to various uncertainties, restrictions and regulations, including oversight audits by government agencies and profit and cost controls, which could result in withholding or delay of payments to us. U.S. government contracts are also subject to uncertainties associated with congressional funding, including the potential impacts of budget deficits, government shutdowns and federal sequestration. A significant reduction in federal government spending or a change in budgetary priorities could reduce demand for our services, cancel or delay federal projects, and result in the closure of federal facilities and significant personnel reductions. Changes in U.S. government priorities by the new U.S. presidential administration or congressional leadership, or other policy changes or economic changes, could adversely impact us. The U.S. government is under no obligation to maintain program funding at any specific level, and funds for a program may even be eliminated. Our U.S. government clients may terminate or decide not to renew our contracts with little or no prior notice.

In addition, U.S. government contracts are subject to specific regulations such as the Federal Acquisition Regulation ("FAR"), the Truth in Negotiations Act, the Cost Accounting Standards ("CAS"), the Service Contract Act and Department of Defense security regulations. Failure to comply with any of these regulations and other government requirements may result in contract price adjustments, financial penalties or contract termination. Our U.S. government contracts are also subject to audits, cost reviews and investigations by U.S. government oversight agencies such as the U.S. Defense Contract Audit Agency (the "DCAA"). The DCAA reviews the adequacy of, and our compliance with, our internal controls and policies (including our labor, billing, accounting, purchasing, estimating, compensation and management information systems). The DCAA also has the ability to review how we have accounted for costs under the FAR and CAS. The DCAA presents its findings to the Defense Contract Management Agency ("DCMA"). Should the DCMA determine that we have not complied with the terms of our contract and applicable statutes and regulations, or if they believe that we have engaged in inappropriate accounting or other activities, payments to us may be disallowed or we could be required to refund previously collected payments. Additionally, we may be subject to criminal and civil penalties, suspension or debarment from future government contracts, and qui tam litigation brought by private individuals on behalf of the U.S. government under the False Claims Act, which could include claims for treble damages. These suits may remain under seal (and hence, be unknown to us) for some time while the government decides whether to intervene on behalf of the qui tam plaintiff. Furthermore, if we have significant disagreements with our government clients concerning costs incurred, negative publicity could arise, which could adversely affect our industry reputation and our ability to compete for new contracts in the government arena or otherwise.

Most U.S. government contracts are awarded through a rigorous competitive process. The U.S. government has increasingly relied upon multiple-year contracts with pre-established terms and conditions that generally require those contractors that have been previously awarded the contract to engage in an additional competitive bidding process for each task order issued under the contract. Such processes require successful contractors to anticipate requirements and develop rapid-response bid and proposal teams as well as dedicated supplier relationships and delivery systems to react to these needs. We face rigorous competition and significant pricing pressures in order to win these task orders. If we are not successful in containing costs or able to timely respond to government requests, we may not win additional awards. Moreover, even if we are qualified to work on a government contract, we may be impacted in our pursuit of work by government policies designed to protect small businesses or certain other types of contractors.

Many of our U.S. government contracts require security clearances. Depending upon the level of clearance required, security clearances can be difficult and time-consuming to obtain. If we or our employees are unable to obtain or retain necessary security clearances, we may not be able to win new business, and our existing government clients could terminate their contracts with us or decide not to renew them.

Our effective tax rate and tax positions may vary.

We are subject to income taxes where we do business. A change in tax laws, treaties or regulations, or their interpretation, in any country in which we operate could change our overall tax rate, which could have a material impact on our results of operations. In particular, international operations could adversely be affected by the Organization for Economic Co-operation and Development (OECD) 's proposed international taxation reform and introduction of a global minimum tax. In addition, significant judgment is required in determining our worldwide provision for income taxes and our judgments could prove inaccurate. There are many transactions and calculations where the ultimate tax determination is uncertain. We are regularly under audit by tax authorities, and our tax estimates and tax positions could be materially affected by many factors including the final outcome of tax audits and related litigation, the introduction of new tax accounting standards, legislation, regulations and related interpretations, our global mix of earnings, our ability to realize deferred tax assets and changes in uncertain tax positions. Future changes in our tax rate or adverse changes in tax laws could have a material adverse effect on us. We may also be exposed to limitations on our ability to reinvest earnings from operations in one country to fund our operations in other countries due to tax laws in different jurisdictions.

It can be very difficult and expensive to obtain the insurance we need for our business operations.

We maintain insurance both as a corporate risk management strategy and to satisfy the requirements of many of our contracts. Although we have been generally able to cover our insurance needs, there can be no assurances that we can secure all necessary or appropriate insurance in the future, or that such insurance can be economically secured. For example, catastrophic events can result in decreased coverage limits, more limited coverage, increased premium costs or deductibles. We also monitor the financial health of our insurance providers. Our insurance is purchased from a number of leading providers, often in layered insurance or quota share arrangements. If any of our third-party insurers fail, abruptly cancel our coverage or otherwise cannot satisfy their obligations to us, then our overall risk exposure and operational expenses could increase and our business operations could be interrupted.

If we do not have adequate indemnification for our nuclear services, it could adversely affect our business and financial condition.

We provide services to the DOE and the nuclear energy industry in the on-going maintenance and modification of nuclear facilities as well as decontamination and decommissioning activities of nuclear plants. The Price-Anderson Act generally indemnifies parties performing services to nuclear power plants and DOE contractors; however, not all of our activities are covered. Thus, if the Price-Anderson Act indemnification protections do not apply to our services, or if the exposure occurs outside of the U.S. in a region that does not have protections comparable to the Price-Anderson Act, we could be adversely affected by our client's refusal to contract with us, by our inability to obtain commercially reasonable insurance or third-party indemnification, or by the potentially significant monetary damages we could incur.

Foreign currency risks could have an adverse impact on us.

Our contracts may subject us to foreign currency risk, particularly when project revenue is denominated in a currency different from its expected costs. Contracts may be denominated in different currencies at various points in time as a project progresses. We may attempt to minimize our exposure to foreign currency risk by obtaining contract provisions that protect us from foreign currency fluctuations and/or by implementing hedging strategies utilizing derivatives. However, these actions may not always eliminate all foreign currency risk, and as a result, our profitability or cash flows could be affected.

Our monetary assets and liabilities denominated in nonfunctional currencies are subject to remeasurement which introduces potential profit volatility. In addition, the U.S. dollar value of our backlog may from time to time increase or decrease significantly due to foreign currency volatility.

The loss of one or a few clients could have an adverse effect on us.

A few clients, including the U.S. government, state governments and governmental agencies comprise a significant portion of our revenue. Although we have long-standing relationships with our most significant clients, our clients may unilaterally reduce, fail to renew or terminate their contracts with us at any time. The loss of business from a significant client could have a material adverse effect on us.

Our business may be negatively impacted if we are unable to adequately protect IP rights.

Our success is impacted by our ability to differentiate our services through our technologies and know-how. This includes the ability to protect IP rights. We utilize a combination of patents, copyrights, trade secrets, confidentiality agreements and other contractual arrangements to protect our interests. However, these methods only provide limited protection and may not adequately protect our interests. Our employees, contractors and joint venture partners are subject to confidentiality obligations, but this protection may be inadequate to deter or prevent misappropriation of our confidential information and/or infringement of our IP rights. This can be especially true in certain foreign countries where IP does not have equivalent protections as in the U.S., or when our joint venture partner is a competitor who will gain access to our procedures and know-how while working with us in the performance of services.

Our clients require broad ownership rights in the work product and other materials we deliver. If we are unable to retain ownership of our IP and improvements thereto, it may affect our ability to provide similar services and other projects in the future, which could have a material adverse effect on us.

Our competitors or others may independently develop technology substantially similar to our trade secret technology or we may be unsuccessful in preserving our IP rights in the future. Our IP rights could be invalidated, circumvented, challenged or infringed upon. Litigation to determine the scope of IP rights, even if ultimately successful, could be costly and could divert management's attention.

In addition, our clients or other third parties may also provide us with their technology and IP. There is a risk that we may not sufficiently protect against improper use, access or dissemination and, as a result, we could be subject to claims and litigation and resulting liabilities, loss of contracts or other consequences that could have an adverse impact on us.

We also hold licenses from third parties utilized in our business operations. If we are no longer able to license such technology on commercially reasonable terms or otherwise, we could be adversely affected. When we license our IP to third parties, the scope of such license grant is generally limited. If such third party exceeds the scope of the license grant, and if we are unable to detect unauthorized use of our IP or otherwise take appropriate steps to enforce our rights, our revenue and margins will be adversely impacted, and the value of our IP portfolio may be adversely affected.

Climate change, natural disasters and related environmental issues could have a material adverse impact on us.

Climate-related events, such as increased frequency and severity of storms, floods, wildfires, droughts, hurricanes, freezing conditions, and other natural disasters, may have short-term, intermediate and long-term impacts on our business, financial condition and results of operation. Our efforts to mitigate our business risks associated with climate change cannot eliminate those risks, and we recognize that there are inherent climate related risks regardless of where we conduct our businesses. For example, a catastrophic natural disaster could negatively impact any of our office locations and our project locations. Access to clean water and reliable energy in the communities where we conduct our business is critical to our operations. Accordingly, a natural disaster has the potential to disrupt our and our clients' businesses and may cause us to experience work stoppages, supply chain disruptions, project delays, financial losses and additional costs to resume operations, including increased insurance costs or loss of cover, legal liability and reputational losses.

Further, the risks caused by climate change span across the full spectrum of the markets we serve. The direct physical risks that climate change poses through chronic environmental changes, such as rising sea levels and temperatures, and acute events, such as hurricanes, droughts and wildfires, are common to each of these industries. Our clients could face increased costs to maintain their assets, which could result in reduced profitability and fewer resources for strategic investment. These types of physical risks could in turn lead to transitional risks (i.e., the degree to which society responds to the threat of climate change). For example, concerns about climate change may result in activism, protests, legislation, international protocols or treaties, regulation or other restrictions on greenhouse gas emissions or that otherwise seek to address climate change that could affect our clients, including those who (a) are involved in the exploration, production or refining of hydrocarbons, such as our Energy Solutions clients, (b) emit greenhouse gases through the combustion of hydrocarbons or (c) emit greenhouse gases through the mining, manufacture, utilization or production of materials or goods. Such actions could increase the costs of projects for us and our clients or, in some cases, prevent a project from going forward, thereby potentially reducing the need for our services, which would in turn have a material adverse impact on us. However, policy changes and climate legislation could also accelerate energy transition, including the development of carbon capture and storage projects, alternative transportation, alternative energy facilities, such as wind farms or nuclear reactors, or incentivize increased implementation of clean fuels projects, which could positively impact the demand for our services. We cannot predict when or whether any of these legislative proposals may become law or what effect they will have on us and our clients.

We will also continue to incur additional expenses implementing U.S. and international regulations requiring additional disclosures regarding GHG emissions and/or broader sustainability-related factors. Compliance with such regulations and the associated potential costs is complicated by various countries and regions following different approaches to the regulation of climate change.

Increasing scrutiny and changing expectations from stakeholders with respect to sustainability practices may impose additional costs on us or expose us to reputational or other risks.

Investors, clients, governments and other stakeholders have continued to focus on the sustainability practices of companies, including practices with respect to human capital, emissions and environmental impact and political spending. Expectations and requirements evolve rapidly, vary in their support for or rejection of such matters, and are largely out of our control, and our sustainability initiatives and disclosures in response to such expectations and requirements may result in increased costs (including but not limited to increased costs related to compliance, stakeholder engagement, contracting, litigation and insurance), change in demand for certain services, change in our competitiveness, enhanced or modified compliance or disclosure obligations, or other adverse impacts to our business or results of operations, including reputational harm. While we have programs and initiatives in place related to our sustainability practices, investors may decide to reallocate capital or to not commit capital as a result of their assessment of our practices. In addition, our clients may require that we adhere to varying sustainability standards. Our failure to comply with investor or client standards, which are evolving and may differ, or if we are perceived to not have responded appropriately to the growing concern for, or opposition to, these issues could also cause reputational harm to our business and could have a material adverse effect on us. In addition, organizations that provide ratings information to investors on sustainability matters may have unfavorable views on us, which may lead to negative sentiment or divestment.

In addition, while we may create and publish voluntary disclosures regarding sustainability matters, many of the statements in those voluntary disclosures are based on expectations and assumptions that may not be representative of current or actual risks, including the costs associated therewith. Such expectations and assumptions are necessarily uncertain and may be prone to error or subject to misinterpretation given the long timelines involved and the lack of an established single approach to identifying, measuring and reporting on many sustainability matters. In addition, there are increasing and inconsistent levels of regulation, disclosure-related and otherwise, with respect to sustainability matters. For example, the Corporate Sustainability Reporting Directive in the European Union as well as new sustainability-related disclosure requirements in U.S. states and other jurisdictions require companies to provide significantly expanded sustainability and other climate-related disclosures. Requirements from the SEC, European or other regulators may require us to incur significant costs to comply and distract our management and Board of Directors. We may also face material risks from the potential reversal or modification of these regulations, and reversal or material modification of these regulations could could lead to the loss of time and resources already invested to prepare for these requirements. Many of these costs may not be recoverable from our clients.

We may be unsuccessful in implementing our strategic initiatives.

We have announced a number of strategic initiatives, including plans to reduce our ownership of NuScale and to finalize the divestitures of Stork. Our ability to successfully execute these initiatives is subject to various risks and uncertainties, including regulatory intervention, which may negatively impact the realization of expected benefits. Our failure to realize the anticipated benefits, which may be due to our inability to execute, competition, economic conditions, and other risks described herein, could have a material adverse effect on us. Divesting businesses involves risks and uncertainties, such as the difficulty separating assets related to such businesses from the businesses we retain, employee distraction, and the need to obtain regulatory approvals and other third-party consents, which potentially disrupts customer and vendor relationships. Such actions also involve significant costs and require time and attention from our management, which may divert attention from other business operations. Because of these challenges, as well as market conditions or other factors, anticipated divestitures may take longer or be costlier or generate fewer benefits than expected and may not be completed at all. If we are unable to complete the divestitures or to successfully transition divested businesses, our business and financial results could be negatively impacted. If we dispose of a business, we may not be able to successfully cause a buyer of a divested business to assume the liabilities of that business or, even if such liabilities are assumed, we may have difficulties enforcing our rights, contractual or otherwise, against the buyer. We may retain exposure on financial or performance guarantees and other contractual, employment, pension and severance obligations, and potential liabilities that may arise under law because of the disposition or the subsequent failure of an acquirer.

Risks Related to Indebtedness and Other Credit Related Risks

Adverse credit and financial market conditions, including increasing or continued high interest rates, could impair our clients', our partners' and our own borrowing capacity, which could negatively affect us.

Our ability to access cash is important for the funding of our operations, investing in ventures, the servicing of our indebtedness, paying dividends and making acquisitions. To the extent that existing cash balances and operating cash flow, together with borrowing capacity under our credit facility, are insufficient to make investments or acquisitions or provide needed working capital, we may require additional financing from other sources. Our ability to obtain such additional financing will depend upon prevailing capital market conditions, including those arising due to events occurring in our industry, as well as conditions in our business and our operating results; and those factors may affect our efforts to negotiate terms that are acceptable to us. Furthermore, if global economic, industry, political or other market conditions adversely affect the financial institutions that provide credit to us, our ability to establish or draw upon our credit facility, or refinance borrowings as they mature, may be impacted. In addition, a downgrade in our credit rating could increase the cost of our borrowings or their refinancing, limit access to sources of financing or lead to other adverse consequences such as requirements for liens or other forms of financial assurance. If adequate funds are not available, or are not available on acceptable terms, we may be unable to make future investments, take advantage of acquisitions or other opportunities, or respond to competitive challenges.

In addition, adverse credit and financial market conditions, including increasing or continued high interest rates potentially as a result to the Proposed Tariffs, also adversely affect our clients' and our partners' borrowing capacity, which could result in contract cancellations or suspensions, project award and execution delays, payment delays or defaults by our clients. These disruptions could materially impact us.

The agreements governing our debt contain a number of restrictive covenants that limit our ability to engage in activities that may be in our interest or that create shareholder value.

Our credit facility and the indentures governing our debt contain a number of significant covenants that impose operating and other restrictions on us and our subsidiaries. Such restrictions affect or will affect and, in many respects, limit or prohibit, among other things, our ability and the ability of some of our subsidiaries to:

- incur additional indebtedness;

- create liens;

- pay dividends and make other distributions in respect of our equity securities;

- make investments or other restricted payments;

- sell assets;

- enter into transactions with affiliates; and

- effect mergers or consolidations.

In addition, our credit facility requires us to maintain specified financial covenants. A breach of any of these covenants could result in a default. If a default occurs, the relevant lenders could elect to accelerate payments due. If our operating performance declines, or if we are unable to comply with any covenant, we may need to obtain amendments to our credit agreements or waivers from the lenders to avoid default. These factors could have a material adverse effect on us.

Our indebtedness could lead to adverse consequences or adversely affect our financial position and prevent us from fulfilling our obligations under such indebtedness, and any refinancing of this debt could be at significantly higher interest rates.

Our indebtedness could have important consequences, including but not limited to:

- increasing our vulnerability to general adverse economic and industry conditions;

- requiring us to dedicate a substantial portion of our operating cash flow to servicing our debt, thereby reducing the availability of cash to fund working capital, capital expenditures, acquisitions and investments and other general corporate purposes; and

- limiting our flexibility in planning for, or reacting to, challenges and opportunities, and changes in our businesses and the markets in which we operate.

Our ability to service our debt will depend on our future operating performance and financial results, which may be subject to factors beyond our control, including general economic, financial and business conditions. If we do not have sufficient cash flow to service our debt, we may need to refinance all or part of our existing debt, borrow more money or sell securities or assets, some or all of which may not be available to us at acceptable terms or at all. In addition, we may need to incur additional debt in the future in the ordinary course. Although the terms of our credit agreements and our indentures allow us to incur additional debt, there are limitations which may preclude us from incurring the desired amount.

We may be unable to win new contract awards if we cannot provide clients with financial assurances.

It is a common industry practice for clients to require us to provide surety bonds, letters of credit, bank guarantees or other forms of financial assurance as credit enhancements. Surety bonds, letters of credit or guarantees indemnify our clients if we fail to perform our contractual obligations. Historically, we have had strong surety bonding capacity due to our credit ratings, but bonding is provided at the surety's sole discretion. In addition, because of the overall limitations in worldwide bonding capacity, we may find it difficult to access sufficient surety bonding capacity to meet our total surety bonding needs. For letters of credit, we have historically had adequate capacity under our existing credit facility, but any capacity that may be required in excess of our credit limits would be at our lenders' sole discretion. Failure to provide credit enhancements on terms required by a client may result in an inability to compete for or win a project.

Legal and Regulatory Risks

We are involved in litigation and regulatory proceedings, potential liability claims and contract disputes that may have a material impact on us.

We are subject to a variety of legal or regulatory proceedings, liability claims or contract disputes. Our operating activities expose us to claims against us by clients, subcontractors or suppliers for recovery of costs they incurred in excess of what they expected to incur, or for which they believe they are not contractually liable. We may be named as a defendant in legal proceedings where parties may make a claim for damages or other remedies with respect to our projects or other matters, including shareholder litigation. During times of economic uncertainty, especially with regard to our commodity-based clients, claim frequencies and amounts tend to increase.

In proceedings where it is determined that we have liability, we may not be covered by insurance or these liabilities may exceed our coverage. In addition, even where insurance is maintained for such exposure, the policies have deductibles resulting in our assuming exposure for a layer of coverage with respect to any such claims. Our professional liability coverage is on a "claims-made" basis covering only claims actually made during the policy period. Any liability not covered by our insurance, in excess of our insurance limits or, if covered by insurance but subject to a high deductible, could have a material adverse impact on us.

In other legal or regulatory proceedings, liability claims or contract disputes, we may be covered by indemnification agreements that may at times be difficult to enforce. Even if enforceable, it may be difficult to recover under these agreements if the indemnitor does not have the ability to financially support the indemnity. Litigation and regulatory proceedings are subject to inherent uncertainties, and unfavorable rulings could occur, including for monetary damages. If we were to receive an unfavorable ruling in a matter, our business and results of operations could be materially harmed. Such proceedings can also be costly, time-consuming, disruptive to operations and distracting to management, regardless of the outcome. Our estimates regarding loss contingencies related to pending proceedings may not be accurate, and we could be required to pay significantly more for certain proceedings than we currently anticipate.

Our failure to recover adequately on claims against clients, subcontractors or suppliers for payment or performance could have a material effect on us.

We occasionally bring claims against clients and partners for additional costs exceeding the contract price or for amounts not included in the original contract price. Similarly, we present change orders and claims to our subcontractors and suppliers. If we fail to properly provide notice or document the nature of change orders or claims, or are otherwise unsuccessful in negotiating a reasonable settlement, we could incur reduced profits, cost overruns and in some cases a loss on the project. These types of claims can occur due to matters such as owner-caused delays or changes from the initial project scope, which result in additional cost. These claims can result in lengthy and costly proceedings, and it is often difficult to accurately predict when these claims will be fully resolved. When these types of events occur and while unresolved claims are pending, we may invest significant working capital in projects to cover cost overruns pending the resolution of the relevant claims. A failure to promptly recover on these types of claims could have a material adverse impact on our liquidity and financial results.

We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws.

The U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act of 2010 and similar anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to officials or others for the purpose of obtaining or retaining business. We operate in many parts of the world that have experienced corruption to some degree and, in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices, and our policies mandating compliance with these anti-bribery laws may not be effective. There is no assurance that our efforts to train our personnel concerning anti-bribery laws and issues, our efforts to inform our partners, subcontractors, suppliers, agents and others who work for us or on our behalf, or our internal controls and procedures to monitor compliance will always protect us from possible reckless or criminal acts committed by our employees or agents. If we are found to be liable for anti-bribery law violations (either due to our own acts or our inadvertence, or due to the acts or inadvertence of others including our partners, agents, subcontractors or suppliers), we could suffer from criminal or civil penalties or other sanctions, including contract cancellations or debarment, and damaged reputation, any of which could have a material adverse effect on us. Litigation or investigations relating to alleged or suspected violations of anti-bribery laws, even if ultimately such litigation or investigations demonstrate that we did not violate anti-bribery laws, could be costly and could distract management.

We could be adversely impacted if we fail to comply with domestic and international import and export laws.

Our global operations require importing and exporting goods and technology across international borders on a regular basis. Our policies mandate strict compliance with U.S. and foreign international trade laws. To the extent we export technical services, data and products outside of the U.S., we are subject to regulations governing international trade and exports including but not limited to the International Traffic in Arms Regulations, the Export Administration Regulations and trade sanctions against embargoed countries, which are administered by the Office of Foreign Assets Control within the Department of Treasury. From time to time, we identify certain inadvertent or potential export or related violations. These violations may include, for example, transfers without required governmental authorization. A failure to comply with these laws and regulations could result in civil or criminal sanctions, including the imposition of fines, the denial of export privileges, and suspension or debarment from participation in U.S. government contracts.

Employee, agent or partner misconduct or our overall failure to comply with laws or regulations could impair our ability to compete for contracts.

Misconduct, fraud, non-compliance with applicable laws and regulations, or other improper activities by one of our employees, agents or partners could have a significant negative impact on our business and reputation. Such misconduct could include the failure to comply with anti-corruption, export control and environmental regulations; federal procurement regulations, regulations regarding the pricing of labor and other costs in government contracts and regulations regarding the protection of sensitive government information; regulations on lobbying or similar activities; regulations pertaining to the ICFR; and various other applicable laws or regulations. The policies and precautions we take to prevent and detect fraud, misconduct or failures to comply with applicable laws and regulations may not be effective, and we could face unknown risks or losses. Failure to comply with applicable laws or regulations or acts of fraud or misconduct could subject us to fines and penalties, cancellation of contracts, loss of security clearance and suspension or debarment from contracting with government agencies, which could damage our reputation, weaken our ability to win contracts and have a material adverse impact on us.

New or changing legal requirements could adversely affect us.

Our business and results of operations could be affected by the passage of laws, policies and regulations. The implementation of trade barriers, countervailing duties, or border taxes, or the addition, relaxation or repeal of laws, policies and regulations regarding the industries and sectors in which we work could result in a decline in demand for our services, or may make the manner in which we perform our services, less profitable. Furthermore, changes to existing trade agreements may impact our business operations. We cannot predict when or whether any of these various legislative and regulatory proposals may become law or what their effect will be on us and our clients.

Past and future environmental, safety and health regulations could impose significant additional costs on us.

We are subject to numerous environmental laws and health and safety regulations. Our projects can involve the handling of hazardous and other highly regulated materials, including nuclear and other radioactive materials, which, if improperly handled or disposed of, could subject us to civil and criminal liabilities. It is impossible to reliably predict the full nature and effect of judicial, legislative or regulatory developments relating to health and safety regulations and environmental protection regulations applicable to our operations. The applicable regulations, as well as the length of time available to comply with those regulations, continue to develop and change. The cost of complying with regulations, satisfying any environmental remediation requirements for which we may be found responsible, or satisfying claims or judgments alleging personal injury, property damage or natural resource damages as a result of exposure to, or contamination by, hazardous materials, including as a result of commodities such as lead or asbestos-related products, could be substantial, may not be covered by insurance, could impact profitability and materially impact our operations.

We are subject to a number of regulations such as those from the U.S. Nuclear Regulatory Commission and non-U.S. regulatory bodies, such as the International Atomic Energy Commission and the European Union, which can have a substantial effect on our nuclear-related projects. Delays in receiving necessary approvals, permits or licenses, the failure to maintain sufficient compliance programs, and other problems encountered during construction (including changes to such regulatory requirements) could have an adverse effect on us.

A substantial portion of our business is generated either directly or indirectly as a result of federal, state, local and foreign laws and regulations related to environmental matters. A reduction in the number or scope of these laws or regulations, or changes in government policies regarding the funding, implementation or enforcement of such laws and regulations, could significantly reduce the size of one of our markets and limit our opportunities for growth or reduce our revenue below current levels.

Risks Related to our Equity and Corporate Governance Documents

If we issue additional equity securities, stockholders' ownership percentages would be diluted.

We may in the future issue additional equity securities to pay for potential acquisitions or to otherwise fund our corporate initiatives. If we do issue additional equity securities, the issuance may dilute our earnings per share and stockholders' percentage ownership, to the extent that our existing shareholders do not participate in the issuance.

Delaware law and our charter documents may impede or discourage a takeover or change of control.

Fluor is a Delaware corporation. Various anti-takeover provisions under Delaware law impose impediments on the ability of others to acquire control of us, even if a change of control would be beneficial to our stockholders. In addition, certain provisions of our charters and bylaws may impede or discourage a takeover. For example:

- stockholders may not act by written consent;

- there are various restrictions on the ability of a stockholder to call a special meeting or to nominate a director for election; and

- our Board of Directors can authorize the issuance of preferred shares.

These types of provisions in our charters and bylaws could also make it more difficult for a third party to acquire us, even if the acquisition would be beneficial to our equity holders.

Item 1B.   *Unresolved Staff Comments*

None.

Item 1C.   *Cybersecurity*

Risk Management and Strategy

We maintain a cybersecurity program designed to assess, identify and manage risks from cybersecurity threats that may result in adverse effects on the confidentiality, integrity and availability of our information systems. Dedicated security, privacy, information governance and compliance professionals administer the program with oversight by our senior management team.

We have integrated cybersecurity risk into our broader enterprise risk management framework. Our cyber risk program leverages internationally recognized standards as appropriate. We use a combination of technology controls, human oversight and processes to actively monitor and protect our network and systems. All employees participate in a number of information security training programs. Employees receive training on how to spot and report cyber risks and events through our global cybersecurity awareness program. In addition, we hold cybersecurity risk insurance.

We engage outside experts to evaluate and review our cybersecurity programs. These external reviews include regular audits, threat assessments, vulnerability scans, simulated attacks and other advice regarding information security practices. We regularly conduct incident response exercises with key stakeholders.

To manage risks associated with third-party service providers, we typically require new vendors with access to our computing environment or access to confidential or sensitive data to undergo a risk assessment from our information security team. We conduct periodic reviews of these vendors to evaluate compliance with our cybersecurity policies. We strive to ensure that our contracts with such vendors require them to maintain security controls in line with industry best practices, applicable laws and our policies. We rely on vendors to notify us in a timely manner of material cybersecurity incidents, by virtue of the documents governing their relationship with us or applicable law.

Governance

Cybersecurity is overseen by our Board of Directors with assistance from the Audit Committee. Our Board of Directors receives quarterly reports from management which may address a broad range of cybersecurity and IT topics, including trends, regulatory developments, data security policies and practices, cybersecurity incidents, current and projected threat assessments and ongoing efforts to prevent, detect and respond to critical threats.

Our Audit Committee, which is responsible for oversight of cybersecurity risks, periodically reviews and discusses with management, including the Chief Information Officer ("CIO") and the Chief Information Security Officer ("CISO"), risk issues associated with cybersecurity and policies and controls intended to mitigate those risks.

Our CISO, who has extensive cybersecurity knowledge and skills gained from over 25 years of work experience, heads the team responsible for cybersecurity. Our CISO's team is responsible for leading enterprise-wide cybersecurity strategy, policy, standards and processes. The team includes senior professionals, many with more than 15 years of cybersecurity expertise and industry certifications such as Certified Information Security Systems Professional, CompTIA Security+, Global Information Assurance Certification, and Certified Ethical Hacker. Members of the team are provided with opportunities to attend external training, conferences, and other events to keep abreast of the latest cybersecurity trends. Our CISO receives ongoing updates from his team regarding the prevention, detection, mitigation, and remediation of cybersecurity incidents.

Our CISO meets with our Audit Committee at least annually to discuss cybersecurity risk and related issues. These meetings may encompass a broad range of topics, including:

- cybersecurity initiatives and strategies,
- cybersecurity events,
- emerging threats,
- regulatory requirements, and
- industry standards.

In the event of a cybersecurity incident, we have an incident response plan which sets forth a framework to report and document such incidents to our cybersecurity incident response team. This framework aims to enable the response team to take actions to monitor, mitigate and remediate such incidents in a timely manner. Cybersecurity incidents are regularly reported to the CIO and CISO and certain critical events are reported to the CEO and the crisis management team comprised of senior executives. We also have protocols in place by which certain cybersecurity incidents are reported to the Board of Directors as part of their oversight of cybersecurity matters.

Cybersecurity Risks, Threats and Material Incidents

Risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, have not materially affected us, including our business strategy, results or operations or financial condition, and we do not believe that such risks are reasonably likely to have such an effect over the long term. While we are not aware of any cybersecurity incidents through the date of this report that have materially affected us, there can be no guarantee that we will not be the subject of future material cybersecurity incidents. Additional information on cybersecurity risks we face can be found in Item 1A of this 10-K, which should be read in conjunction with the foregoing information.

Item 2. *Properties*

Major Facilities

Our global operations span 3.7 million rentable square feet across both owned and leased properties, reflecting a strategic 52% reduction from last year. This decrease is primarily due to our exit from the Sugar Land, Texas facility and the sale of our Stork business in continental Europe. These actions underscore our ongoing commitment to optimizing our footprint and enhancing operational efficiency.

Our executive offices are located at 6700 Las Colinas Boulevard, Irving, Texas. Given the dynamic nature of our business, the extent of facility utilization by specific segment varies and cannot be precisely stated. Additionally, some of our properties are leased or subleased to third-party tenants.

In addition to our significant facilities, we lease or own a number of individually smaller offices, warehouses and equipment yards strategically located worldwide. We also own or lease fabrication yards in China and Mexico through various joint ventures. While we maintain a global presence, the following summarizes our more significant existing facilities:

Location	Interest
United States:	
Greenville, South Carolina	Owned
Houston, Texas	Leased
Irving, Texas (Corporate Headquarters)	Owned
Southern California (Aliso Viejo and Long Beach)	Leased
Canada:	
Calgary, Alberta	Owned
Vancouver, British Columbia	Leased
Latin America:	
Santiago, Chile	Owned and Leased
Europe, Africa and the Middle East:	
Al Khobar, Saudi Arabia	Owned
Amsterdam, Netherlands	Owned
Farnborough, England	Owned and Leased
Gliwice, Poland	Owned
Johannesburg, South Africa	Leased
Asia and Pacific Region:	
Manila, Philippines	Owned and Leased
New Delhi, India	Leased
Perth, Australia	Leased
Shanghai, China	Leased

Item 3. *Legal Proceedings*

As part of our normal business activities, we are party to a number of legal proceedings and other matters in various stages of development. We periodically assess our liabilities and contingencies for these matters based upon the latest information available.

For information on legal proceedings and matters in dispute, see the Consolidated Financial Statements in this report.

Item 4. *Mine Safety Disclosures*

Information concerning mine safety violations or other regulatory matters required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 104 of Regulation S-K (17 CFR 229.104) is included in Exhibit 95.1 to this report.

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Our common stock is traded on the New York Stock Exchange under the symbol "FLR."

We have paid no dividends on our common stock since April 2020. Any future cash dividends will depend upon our results of operations, financial condition, cash requirements and such other factors as our Board of Directors may deem relevant.

At January 31, 2025, there were 3,426 stockholders of record of our common stock.

Issuer Purchases of Equity Securities

The following table provides information for the 3 months ended December 31, 2024 about purchases by the company of equity securities that have been registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Period	Total Number of Shares Purchased[1]	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under Plans or Programs[2]
October 1 – October 31, 2024	—	$ —	—	10,513,093
November 1 – November 30, 2024	—	—	—	30,513,093
December 1 – December 31, 2024	2,353,280	53.05	2,353,280	28,159,813
Total	2,353,280	$ —	2,353,280	

(1) Consists of 2,353,280 shares of stock repurchased and canceled by us under our stock repurchase program for total consideration of $125 million.

(2) The share repurchase program was originally announced on November 3, 2011 and, as amended, totals 66,000,000 shares as of December 31, 2024, including 20,000,000 shares incrementally authorized by the Board in November 2024. We may repurchase shares from time to time in open market or privately negotiated transactions, including through pre-arranged trading programs, at our discretion, subject to market conditions and other factors and at such time and in amounts that we deem appropriate. The share repurchase program has no fixed expiration date.

Performance Graph

Set forth below is a performance graph comparing the cumulative total return (assuming reinvestment of dividends), in U.S. Dollars, for the calendar years ended December 31, 2020, 2021, 2022, 2023 and 2024 of $100 invested on December 31, 2019 in our common stock, the S&P MidCap 400 Index and the Dow Jones Heavy Construction Industry Group Index.



	Year Ended December 31,					
	2019	2020	2021	2022	2023	2024
Fluor Corporation	$ 100.00	$ 85.49	$ 132.60	$ 185.55	$ 209.69	$ 264.03
S&P MidCap 400 Index	$ 100.00	$ 113.65	$ 141.76	$ 123.19	$ 143.38	$ 163.30
Dow Jones Heavy Construction Industry Group Index	$ 100.00	$ 121.42	$ 181.81	$ 209.17	$ 251.72	$ 354.86

Item 6. *[Reserved]*

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following discussion and analysis should be read in conjunction with our financial statements. A discussion and analysis of the operating results of 2023 compared to 2022 are included in our 2023 10-K and have not been repeated in this 10-K.

Developments in Our Business

In the first quarter of 2024, we completed the sale of Stork's operations in continental Europe. During April 2024, we also entered into a definitive agreement to sell Stork's U.K. operations, which we completed in the first quarter of 2025. The sale did not meet the requirements for discontinued operations as of December 31, 2024 and will not have a material impact on the financial statements. In the third quarter of 2024, we decided to close our Stork operations in Trinidad and Tobago which required us to take a $7 million severance charge. After completing the wind down of the Trinidad and Tobago operations, Stork's divestiture will be complete.

Beginning in October 2024, based principally on their equity sales, we no longer met the criteria to consolidate NuScale. As a consequence, their results for all periods prior to October 2024 were consolidated, but we deconsolidated NuScale after that date and recognized a pre-tax gain of $1.6 billion in the fourth quarter of 2024, based on a stock price of $13.15 for our 126 million shares. We recognize the fair value of our investment in NuScale on a mark-to-market basis based upon the prevailing price of their stock on our balance sheet dates, which resulted in an additional pre-tax gain of $604 million for the fourth quarter of 2024. After its deconsolidation, NuScale is included in equity method earnings on our statement of operations.

Results of Operations

(in millions)	YEAR ENDED DECEMBER 31,					
	2024		**2023**		**2022**	
Revenue						
Urban Solutions	$ 7,239		$ 5,262		$ 4,373	
Energy Solutions	5,976		6,307		5,872	
Mission Solutions	2,594		2,655		2,289	
Other	506		1,250		1,210	
Total revenue	$ 16,315		$ 15,474		$ 13,744	
Segment profit (loss) $ and margin %						
Urban Solutions	$ 304	4.2 %	$ 268	5.1 %	$ 17	0.4 %
Energy Solutions	256	4.3 %	381	6.0 %	301	5.1 %
Mission Solutions	153	5.9 %	116	4.4 %	136	5.9 %
Other	(78)	NM	(228)	NM	(27)	NM
Total segment profit $ and margin %[1]	$ 635	3.9 %	$ 537	3.5 %	$ 427	3.1 %
G&A	(203)		(232)		(237)	
Impairment	—		—		24	
Gain on pension settlement	—		—		42	
Foreign currency gain (loss)	92		(98)		25	
Interest income (expense), net	150		168		35	
Earnings (loss) attributable to NCI	(61)		(60)		(72)	
Earnings before taxes	613		315		244	
Income tax expense (including $376 million attributable to equity method earnings in 2024)	(634)		(236)		(171)	
Net earnings before equity method earnings	(21)		79		73	
Equity method earnings	2,105		—		—	
Net earnings	2,084		79		73	
Less: Net earnings (loss) attributable to NCI	(61)		(60)		(72)	
Net earnings attributable to Fluor	2,145		139		145	
Less: Dividends on CPS	—		29		39	
Less: Make-whole payment on conversion of CPS	—		27		—	
Net earnings available to Fluor common stockholders	$ 2,145		$ 83		$ 106	
New awards						
Urban Solutions	$ 9,493		$ 10,141		$ 6,900	
Energy Solutions	3,246		6,871		6,512	
Mission Solutions	1,910		1,055		5,347	
Other	474		1,461		1,056	
Total new awards	$ 15,123		$ 19,528		$ 19,815	
New awards related to projects located outside of the U.S.	38 %		76 %		46 %	

(in millions)	December 31, 2024	December 31, 2023
Backlog[2][3]		
Urban Solutions	$ 17,749	$ 14,848
Energy Solutions	7,605	9,722
Mission Solutions	2,727	3,945
Other	403	926
Total backlog	$ 28,484	$ 29,441
Backlog related to projects located outside of the U.S.	55 %	62 %
Backlog related to reimbursable projects	79 %	76 %

(1) Total segment profit and margin are non-GAAP financial measures. We believe that total segment profit provides a meaningful perspective on our results as it is the aggregation of individual segment profit measures that we use to evaluate and manage our performance.

(2) Backlog represents the total amount of revenue we expect to record in the future based upon contracts that have been awarded to us. Backlog is stated in terms of gross revenues and may include significant estimated amounts of third-party, subcontracted, CFM and pass-through costs as well as other forms of variable consideration. For projects related to proportionately consolidated joint ventures, we include only our percentage ownership of each joint venture's backlog. We recognize new awards into backlog when we and our client have approved the contract (written or verbal) and are committed to perform our respective obligations. Although backlog reflects business that is considered to be firm, cancellations, deferrals or scope adjustments may occur. Backlog is adjusted to reflect any known project cancellations, revisions to project scope and cost, foreign currency exchange fluctuations and project deferrals, as appropriate. Backlog differs from RUPO discussed elsewhere in this 10-K. Backlog includes the amount of revenue we expect to recognize under ongoing operations and maintenance contracts for the remainder of the current year renewal period plus up to 3 additional years if renewal is considered to be probable, while RUPO includes only the amount of revenue we expect to recognize under contracts with definite terms and substantive termination provisions. In 2025, we expect to execute approximately half of our ending 2024 backlog.

(3) Includes backlog of $702 million and $1.3 billion for legacy projects in a loss position as of December 31, 2024 and 2023, respectively.

Consolidated revenue increased in 2024 primarily driven by an increase in execution activities on several recently awarded projects in our Urban Solutions segment partially offset by revenue declines in Energy Solutions and Mission Solutions.

Earnings before taxes significantly improved in 2024 driven by an increase in execution activities on recently awarded life sciences and mining projects as well as the completion or resolution of certain legacy projects in 2024, partially offset by declines in profit due to the recognition of inflation-adjusted variable consideration on certain projects in 2023. The improvement in earnings before taxes in 2024 was also attributable to losses recognized in 2023 on the sales of our AMECO and Stork businesses in Latin America. Further, earnings before taxes in 2024 included a foreign currency gain compared to a loss in 2023.

Net earnings excluding amounts attributable to equity method earnings were as follows:

(in millions)	YEAR ENDED DECEMBER 31,	
	2024	
Earnings before taxes	$ 613	
Income tax expense	(634)	
Less: Income tax expense attributable to equity method earnings	376	
Income tax expense and effective tax rate, excluding amount attributable to equity method earnings	(258)	*42 %*
Net earnings excluding amount attributable to equity method earnings	$ 355	
Equity method earnings	$ 2,105	
Income tax expense and effective tax rate attributable to equity method earnings	(376)	*18 %*
Equity method earnings, net of related income tax expense	$ 1,729	
Net earnings	$ 2,084	

The effective tax rate on earnings was 103%, 75% and 70% for 2024, 2023 and 2022, respectively. A reconciliation of U.S. statutory federal tax expense to total income tax expense follows:

(in millions)	Year Ended December 31,		
	2024	2023	2022
U.S. statutory federal tax expense	$ 571	$ 66	$ 51
Increase (decrease) in taxes resulting from:			
State and local income taxes	66	6	—
Goodwill Impairment	—	—	10
Sale of foreign subsidiaries	—	(10)	—
NCI	13	13	15
Foreign tax differential, net	53	48	(106)
Valuation allowance, net	(97)	122	194
Other, net	28	(9)	7
Total income tax expense	$ 634	$ 236	$ 171

In 2024, we received refunds of $169 million, including interest, from the IRS attributable to the 2013 tax year that was originally recognized as a receivable in 2020 pursuant to the CARES Act.

Beginning in January 2024, many non-US tax jurisdictions have enacted or are in the process of enacting legislation to adopt a minimum effective tax rate described in the Global Anti-Base Erosion Model Rules, also known as Pillar Two. Pillar Two establishes a global minimum tax of 15% on large multinational corporations. We considered the applicable tax law changes in the countries in which we operate and have determined that there is no material impact to our tax provision in 2024. We will continue to evaluate the impact of these tax law changes on future periods.

Our results were significantly impacted by evolving foreign currency rates in 2024. During 2024, the U.S. dollar appreciated against the Euro, British Pound, Canadian Dollar and Mexican Peso.

Our profit margin percentages may be favorably or unfavorably impacted by a change in the amount of CFM recorded. We record revenue on a gross basis, including CFM when we have concluded that we are a principal with respect to such materials and services, though the timing of CFM receipt can significantly impact completion percentage.

Segment Operations

We are one of the larger technical and professional services firms providing engineering and design, project management, procurement, construction, operations and maintenance, and fabrication and modularization services.

Urban Solutions

Revenue in 2024 significantly increased compared to 2023 primarily due to the ramp up of execution activities on several recently awarded projects including two life sciences projects, a large metals project, a green steel project and a large mining project.

Segment profit increased in 2024 due to the ramp up of several recently awarded projects, partially offset by cost growth on an infrastructure project. Segment profit in 2024 included an agreement to the terms of a change order on a legacy infrastructure project compared to a $59 million charge for rework associated with subcontractor design errors and related schedule impacts on the same project during 2023. Further, segment profit in 2023 included the favorable settlement of a claim on an international bridge project. The changes in segment profit margin in 2024 reflect these same factors.

New awards in 2024 included a large life sciences project, an incremental award on a large metals project as well as several significant contract extensions for Plant & Facility Services. Backlog increased during 2024 due to these 2 large awards. Our staffing business does not report new awards or backlog.

Results for the fourth quarter of 2024. Segment profit in the fourth quarter of 2024 significantly decreased due to the favorable settlement of a claim on an international bridge project during 2023.

Energy Solutions

Revenue declined during 2024 primarily due to a decline in execution activity for several projects nearing completion, a deferral of revenue recognized on a large project due to reduced productivity and lower revenue on our refinery projects in Mexico as well as revenue on inflation-adjusted variable consideration recognized in 2023. The decreases in revenue during 2024 were partially offset by the ramp up of execution activities on 3 chemicals projects.

Segment profit declined in 2024 primarily due to the initial recognition of inflation-adjusted variable consideration on certain downstream projects during 2023. Segment profit in 2024 was also impacted by cost growth related to schedule delays and reduced productivity on a large project in the late stages of execution. We recognized a positive adjustment upon the negotiation of change orders on the same project in 2023. Further, cost growth on a construction-only subcontract executed by our joint venture in Mexico resulted in charges totaling $66 million during 2024. The decrease in segment profit during 2024 was partially offset by final negotiations and handover of a large upstream legacy project which was completed during the second quarter of 2024. We recorded $91 million for cost growth on the now-completed project during 2023. Segment profit in 2024 also included gains of $47 million on embedded foreign currency derivatives compared to a loss of $17 million in 2023. The changes in segment profit margin in 2024 reflect these same factors.

New awards and backlog were lower in 2024 compared to 2023. New awards booked during 2024 included a full notice to proceed on a downstream project in Mexico. Backlog declined during 2024 due to the execution pace exceeding new award activity.

Results for the fourth quarter of 2024. Segment profit in the fourth quarter of 2024 significantly increased which reflected $33 million for cost growth and schedule extension in 2023 on the now-completed, large upstream legacy project.

Mission Solutions

Revenue declined slightly during 2024 compared to 2023 primarily due to the cancellation of a project in late 2023.

Segment profit and profit margin significantly improved during 2024 primarily due to the recognition of a $30 million charge in 2023 for cost growth associated with schedule delays on a weapons facility project that is now complete. The increase in segment profit and profit margin in 2024 was further driven by improved performance on 2 DOE contracts in 2024, partially offset by the cancellation of the aforementioned project.

New awards increased during 2024 compared to 2023 due to task order contracts awarded under the Air Force Contract Augmentation Program V as well as contract extension awards at two DOE sites. Backlog included $665 million and $2.7 billion of unfunded government contracts as of December 31, 2024 and 2023, respectively. Unfunded backlog reflects our estimate of future revenue under awarded government contracts for which funding has not yet been appropriated. We do not report new awards or backlog for projects related to our equity method investments even though these awards may be significant contributors to earnings in future periods. For example, our new awards and backlog does not reflect the Pantex management and operations contract, recently awarded to a joint venture in which we have significant influence but a noncontrolling interest. The estimated value of the contract to the joint venture is $30 billion, if all of the 5-year options are exercised.

Other

Other includes the operations of NuScale prior to deconsolidation and the operations of the remaining Stork and AMECO business prior to their sale.

(in millions)	YEAR ENDED DECEMBER 31,		
	2024	**2023**	**2022**
NuScale [1]	$ (100)	$ (106)	$ (73)
Stork	23	(55)	45
AMECO	(1)	(67)	1
Segment profit (loss)	$ (78)	$ (228)	$ (27)
[1] NuScale expenses included in the determination of segment profit were as follows:			
NuScale expenses	$ (196)	$ (246)	$ (179)
Less: DOE reimbursable expenses	12	64	74
NuScale expenses, net	(184)	(182)	(105)
Less: Attributable to NCI	84	76	32
NuScale profit (loss)	$ (100)	$ (106)	$ (73)

Segment profit in 2024 includes a $7 million charge for severance expected upon liquidation of Stork's operations in Trinidad and Tobago as well as an $11 million gain on the sale of Stork's operations in continental Europe. We completed the sale of Stork's U.K. operations in the first quarter of 2025. With the completion of the Stork U.K. divestiture, we expect the results of this segment to be immaterial in 2025.

Segment profit in 2023 includes a $60 million negative earnings impact on the sale of our AMECO South America business (including $35 million for foreign currency translation) and a $93 million negative earnings impact on the sale of our Stork business in Latin America (including cash paid to the buyer of $31 million and $33 million for foreign currency translation).

G&A

(in millions)	YEAR ENDED DECEMBER 31,					
	2024		2023		2022	
G&A						
Compensation	$	143	$	165	$	145
Facilities		15		14		16
Exit costs		13		6		7
SEC investigation		—		1		38
Reserve for legacy legal claims		—		3		5
Severance		—		5		1
Gain on sale of land and buildings		—		—		(11)
All other		32		38		36
G&A	$	203	$	232	$	237

The decrease in compensation expense in 2024 was primarily driven by lower performance-based compensation. The increase in exit costs in 2024 was driven by the Stork divestiture.

Net Interest Income (Expense)

The decrease in net interest income during 2024 was primarily due to a decrease in 2024 interest rates earned on cash deposits including at our joint ventures in Canada and Mexico as well as the interest savings following the extinguishment of our 2024 Notes at the end of 2023.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations is based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. Our significant accounting policies are described in the notes to our financial statements. The preparation of our financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. Estimates are based on information available through the date of the issuance of the financial statements and, accordingly, actual results in future periods could differ from these estimates. Significant judgments and estimates used in the preparation of our financial statements apply to the following critical accounting policies:

Revenue Recognition for Long-Term Contracts. We recognize our engineering and construction contract revenue over time as we provide services to satisfy our performance obligations. We generally use the cost-to-cost percentage-of-completion measure of progress as it best depicts how control transfers to our clients. The cost-to-cost approach measures progress towards completion based on the ratio of cost incurred to date compared to total estimated contract cost. Use of the cost-to-cost measure of progress requires us to prepare estimates of total expected revenue and cost to complete our projects.

CFM are included in revenue and cost of revenue when (1) we believe that we are acting as a principal rather than as an agent, (2) the contract includes construction activity and (3) we have visibility into the amount the customer is paying for the materials or there is a reasonable basis for estimating the amount. If we lose visibility mid-project, we cease recognizing future CFM but do not de-recognize previous amounts of CFM.

Due to the nature of our industry, there is significant complexity in our estimation of total expected revenue and cost, for which we must make significant judgments. Our contracts with our customers may contain several types of variable consideration, including claims, unpriced change orders, award and incentive fees, liquidated damages and penalties or other provisions that can either increase or decrease the contract price to arrive at estimated revenue. Certain variable consideration, such as award and incentive fees, generally are awarded upon achievement of certain performance metrics, program milestones or cost targets and can be based upon customer discretion. We estimate variable consideration at the most likely amount to which we expect to be entitled upon completion of a project. We include estimated amounts in the transaction price to the extent it is probable we will realize that amount. Our estimates of variable consideration and our determination of its inclusion in project revenue are based on an assessment of our anticipated performance and other information that may be available to us.

At a project level, we have specific practices and procedures to review our estimate of total revenue and cost. Each project team reviews the progress and execution of our performance obligations, which impact the project's accounting outcome. As part of this process, the project team reviews information such as any outstanding key contract matters, progress towards completion and the related program schedule and identified risks and opportunities. The accuracy of our revenue and profit recognition in a given period depends on the accuracy of our project estimates, which can change from period to period due to a variety of factors including:

- Complexity in original design;
- Extent of changes from original design;
- Different site conditions than assumed in our bid;
- The productivity, availability and skill level of labor;
- Weather conditions when executing a project;
- The technical maturity of the technologies involved;
- Length of time to complete the project;
- Availability and cost of equipment and materials;
- Subcontractor and joint venture partner performance;
- Expected costs of warranties; and
- Our ability to recover for additional contract costs.

We recognize changes in contract estimates on a cumulative catch-up basis in the period in which the changes are identified. Such changes in contract estimates can result in the recognition of revenue in a current period for performance obligations which were satisfied or partially satisfied in prior periods. Changes in contract estimates may also result in the reversal of previously recognized revenue if the current estimate adversely differs from the previous estimate. If we estimate that a project will have costs in excess of revenue, we recognize the total loss in the period it is identified.

Fair Value Measurements. We are required to use fair value measurement techniques with inputs that require the use of estimates and involve significant judgment for our impairment testing and in measuring held for sale assets. We estimate the fair value of our assets by considering the results of either the income-based or market-based valuation approach. Under the income approach, we prepare a discounted cash flow valuation model using recent forecasts and compare the estimated fair value of each asset to its carrying value. Cash flow forecasts are discounted using the appropriate weighted-average cost of capital at the date of evaluation. The weighted-average cost of capital is comprised of the cost of equity and the cost of debt with a weighting for each that reflects our current capital structure which can be impacted by volatility in interest rates. Preparation of long-term forecasts involve significant judgments involving consideration of our backlog, expected future awards, customer attrition, working capital assumptions, and general market trends and conditions. Significant changes in these forecasts or any valuation assumptions, such as the discount rate selected, could affect the estimated fair value of our assets and could result in impairment expenses. Under the market approach, we consider market information such as multiples of comparable publicly traded companies and/or completed sales transactions to develop or validate our fair value conclusions, when appropriate and available.

We elected the fair value option of accounting for our investment in NuScale that would have otherwise been recorded under the equity method of accounting. We recognize the fair value of our investment in NuScale on a mark-to-market basis based upon the prevailing price of their stock on our balance sheet dates, which may subject our consolidated earnings to volatility. No estimates are used in the determination of the fair value of our investment in NuScale.

Recent Accounting Pronouncements

Item is described more fully in the Notes to Financial Statements.

Litigation and Matters in Dispute Resolution

Item is described more fully in the Notes to Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

Our liquidity arises from available cash and cash equivalents and marketable securities, cash generated from operations, capacity under our credit facility and, when necessary, access to capital markets. We have committed and uncommitted lines of credit available for revolving loans and letters of credit. We believe that for at least the next 12 months, anticipated cash generated from operations, along with our unused credit capacity and cash position, is sufficient to support operating requirements and debt maturities. We regularly review our sources and uses of liquidity and may pursue opportunities to address our liquidity needs.

Our credit facility contains provisions that will require us to provide collateral to secure the facility should we be downgraded to BB by S&P and Ba2 by Moody's, which is a one notch downgrade from both agencies' current ratings. If we are required to provide collateral, it would consist broadly of liens on our U.S. assets.

As of December 31, 2024, letters of credit totaling $483 million were outstanding under our $1.8 billion credit facility, which was amended in February 2025 to increase the facility to $2.2 billion and extend the maturity to February 2028. The prior and amended credit facility contains customary financial covenants, including a debt-to-capitalization ratio that cannot exceed 0.60 to 1.00, based upon total shareholders' equity excluding AOCI, a limitation on the aggregate amount of debt of the greater of $750 million or €750 million for our subsidiaries, and a minimum liquidity threshold of $1.2 billion, all as defined in the amended credit facility, which may be reduced to $1.0 billion upon the repayment of debt. Borrowings under the facility, which may be denominated in USD, EUR or GBP, bear interest at a base rate, plus an applicable borrowing margin. As of December 31, 2024 and through the issuance of this 10-K, we had not made any borrowings under our credit line. We have a sublimit of up to $1.0 billion in aggregate cash advances and financial letters of credit available to us under our credit facility with a current borrowing capacity of $834 million.

Cash and cash equivalents combined with marketable securities were $3.0 billion and $2.6 billion as of December 31, 2024 and 2023, respectively. Our cash balance as of December 31, 2023 includes cash held by NuScale of $118 million. With the deconsolidation of NuScale beginning in October 2024, cash balances held by NuScale are no longer included in our cash and cash equivalents. Cash and cash equivalents are held in numerous accounts throughout the world to fund our global project execution activities. Non-U.S. cash and cash equivalents amounted to $1.1 billion as of both December 31, 2024 and 2023. Non-U.S. cash and cash equivalents exclude deposits of U.S. legal entities that are invested in offshore, overnight accounts or short-term time deposits, to which there is unrestricted access.

In evaluating our liquidity needs, we consider cash and cash equivalents held by our consolidated variable interest entities (joint ventures and partnerships). These amounts (which totaled $333 million and $491 million as of December 31, 2024 and 2023, respectively) were not necessarily readily available for general purposes. We do not include our share of cash held by our proportionately consolidated joint ventures and partnerships in our consolidated cash balances even though these amounts may be significant. We also consider the extent to which client advances (which totaled $79 million and $80 million as of December 31, 2024 and 2023, respectively) are likely to be sustained or consumed over the near term for project execution activities and the cash flow requirements of our various foreign operations. In some cases, it may not be financially efficient to move cash and cash equivalents between countries due to statutory dividend limitations and/or adverse tax consequences. We did not consider any cash to be permanently reinvested outside the U.S. as of December 31, 2024 and 2023, other than unremitted earnings required to meet our working capital and long-term investment needs in non-U.S. foreign jurisdictions where we operate.

In December 2024, we used $125 million to repurchase and cancel 2,353,280 shares of common stock under our repurchase program. Over 28,000,000 shares could still be purchased under the repurchase program as of December 31, 2024. Between January 1, 2025 and February 14, 2025, we repurchased and canceled approximately 0.7 million shares of our common stock for $37 million. We will continue to repurchase shares of our stock throughout 2025 to return capital to our shareholders.

(in millions)	Year Ended December 31,		
	2024	**2023**	**2022**
OPERATING CASH FLOW	$ 828	$ 212	$ 31
INVESTING CASH FLOW			
Proceeds from sales and maturities (purchases) of marketable securities	(60)	(141)	(64)
Capital expenditures	(164)	(106)	(75)
NuScale cash deconsolidated	(131)	—	—
Proceeds from sales of assets (net of cash divested)	82	(5)	95
Investments in partnerships and joint ventures	(93)	(33)	(53)
Return of capital from partnerships and joint ventures	34	8	19
Other	(1)	—	—
Investing cash flow	(333)	(277)	(78)
FINANCING CASH FLOW			
Repurchase of common stock	(125)	—	—
Proceeds from issuance of 2029 Notes, net of issuance costs	—	560	—
Capped call transactions related to 2029 Notes	—	(73)	—
Purchases and retirement of debt	(57)	(249)	(41)
Proceeds from NuScale de-SPAC transaction	—	—	341
Proceeds from sale of NuScale interest	80	—	107
Dividends paid on CPS	—	(29)	(39)
Make-whole payment on conversion of CPS	—	(27)	—
Distributions paid to NCI	(14)	(53)	(60)
Capital contributions by NCI	—	10	21
Other	—	(12)	(14)
Financing cash flow	(116)	127	315
Effect of exchange rate changes on cash	(69)	18	(38)
Increase in cash and cash equivalents	310	80	230
Cash and cash equivalents at beginning of year	2,519	2,439	2,209
Cash and cash equivalents at end of year	$ 2,829	$ 2,519	$ 2,439
Cash paid during the year for:			
Interest	$ 42	$ 53	$ 54
Income taxes (net of refunds)	13	169	99
Noncash investing and financing activities:			
Marketable securities transferred to trustee to discharge the 2024 Notes	$ —	$ 262	$ —
Debt assumed by buyer of Stork Latin America	—	19	—

Operating Activities

Cash flows from operating activities result primarily from our core EPC activities and are affected by our earnings level and changes in working capital associated with such activities. Working capital levels vary from period to period and are primarily affected by our volume of work and billing schedules on our projects. These levels are also impacted by the stage of completion and commercial terms of engineering and construction projects, as well as our execution of our projects compared to their budget. Working capital requirements also vary by project and the payments terms agreed to with our clients, vendors and subcontractors. Most contracts require payments as the projects progress. Additionally, certain projects receive advance payments from clients. A typical trend for our lump-sum projects is to have higher cash balances during the initial phases of execution due to deposits paid to us which then diminish toward the end of the construction phase. As a result, our cash position is reduced as customer advances are utilized, unless they are replaced by advances on other projects. We maintain cash reserves and borrowing facilities to provide additional working capital in the event that a project's net operating cash outflows exceed its available cash balances. As of December 31, 2024, our backlog included $702 million for ongoing legacy projects in a loss position, including approximately $237 million of estimated unfunded losses associated therewith. The comparable amounts in 2023 were $1.3 billion of backlog and $344 million of unfunded losses.

Our operating cash flow for 2024 significantly improved driven by decreases in working capital on several large projects. The improvement in operating cash flow was also attributable to customer payments on several large projects, distributions from joint ventures of $367 million and refunds of $169 million, including interest, from the IRS attributable to the 2013 tax year that was originally recognized as a receivable in 2020 pursuant to the CARES Act. We also funded an estimated $99 million on loss projects during 2024.

Investing Activities

We hold cash in bank deposits and marketable securities which are governed by our investment policy. This policy focuses on, in order of priority, the preservation of capital, maintenance of liquidity and maximization of yield. These investments may include money market funds, bank deposits placed with highly-rated financial institutions, repurchase agreements that are fully collateralized by U.S. Government-related securities, high-grade commercial paper and high quality short-term and medium-term fixed income securities.

Capital expenditures in 2024 were primarily related to improvements to our new office lease in Houston compared to expenditures for construction equipment and investments in IT in 2023.

Proceeds from sales of assets during 2024 included $67 million for the sale of our Stork's European business compared to $17 million for the sale of our AMECO South America business in 2023.

Investments in unconsolidated partnerships and joint ventures in 2024 included capital contributions to 3 infrastructure joint ventures and an Energy Solutions joint venture compared to capital contributions to 3 infrastructure joint ventures and a Mission Solutions joint venture in 2023.

Return of capital from partnerships and joint ventures in 2024 included capital distribution from an infrastructure joint venture.

Financing Activities

We have a stock repurchase program, authorized by our Board of Directors, to purchase shares in the open market or privately negotiated transactions at our discretion. In November 2024, the Board authorized an additional 20,000,000 shares to the repurchase program. In December 2024, we repurchased 2,353,280 shares of common stock under the repurchase program for total consideration of $125 million. As of December 31, 2024, over 28,000,000 shares could still be purchased under the repurchase program.

Key provisions of our debt and debt-related matters are described in the notes to the financial statements. During 2024, we redeemed $57 million of aggregate outstanding 2028 Notes. During 2023, we redeemed the remaining €129 million of outstanding 2023 Notes for $140 million and completed a tender offer in which we repurchased $115 million of outstanding 2024 Notes, excluding accrued interest, for consideration of $975.03 per $1,000 principal amount of the notes.

In August 2023, we issued our 1.125% Convertible Senior Notes (the "2029 Notes"). The conversion rate for the 2029 Notes is 22.0420 shares of common stock per $1,000 principal amount of notes, which is equivalent to an initial conversion price of $45.37 per share. Holders may convert their 2029 Notes any time before May 2029 under the following conditions:

- if the last reported price of our common stock for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter is greater than or equal to $58.98 on each applicable trading day;
- during the 5-business day period after any 5-consecutive trading day period in which the trading price of the 2029 Notes was less than 98% of the product of the last reported stock price and the conversion rate;
- if we call any or all of the 2029 Notes for redemption; or
- upon the occurrence of specified events as described in the applicable indenture.

In addition, holders may convert their 2029 Notes any time beginning in May 2029 and prior to maturity without regard to the foregoing circumstances. Upon any conversion, we will repay the principal amount of the notes in cash and may elect to convey the conversion premium in any combination of cash and shares of our common stock. Certain events could cause the conversion rate to increase, including a make-whole fundamental change or redemption, but in no event will the conversion rate for a single note exceed 29.2056 shares of our common stock, other than for customary adjustments described in the applicable indenture.

After August 2026, we may elect to redeem up to all of the outstanding 2029 Notes if our common stock has a prevailing per share closing price in excess of $58.98. In such election, all principal would be settled in cash and could result in a make-whole premium if the holders also elect to convert. We may elect to pay any make-whole premium in any combination of cash and shares of our common stock.

In connection with the 2029 Notes offering, we entered into capped call transactions with certain banks. The strike price of the capped call options corresponds to the conversion price of the 2029 Notes of $45.37 per share. The capped call options are expected to offset potential dilution to our common stock upon conversion of any 2029 Notes and/or offset any cash payments we are required to make for any conversion premium if our stock price is greater than $45.37. The upper limit of the capped calls is $68.48 per share. If our stock price exceeds $68.48, there would be unmitigated dilution and/or no offset of any cash payments attributable to the amount by which our stock exceeds the cap price. We will not be required to make any cash payments to option counterparties upon the exercise of capped call options, but we will be entitled to receive from them shares of our common stock or an amount of cash based on the amount by which the market price of our common stock exceeds the strike price of the capped calls.

Distributions paid to holders of NCI represent cash outflows to partners of consolidated partnerships or joint ventures created primarily for the execution of single contracts or projects. Distributions in 2024 related to a Mission Solutions joint venture.

During 2024, prior to deconsolidation, NuScale received $80 million in proceeds from the issuance of their common stock.

Letters of Credit

As of December 31, 2024, letters of credit totaling $483 million were outstanding under committed lines of credit. As of December 31, 2024, letters of credit totaling $944 million were outstanding under uncommitted lines of credit including letters of credit totaling $344 million for two lump-sum projects in Kuwait that are substantially complete except for the resolution of unapproved change orders and extension of time claims. Letters of credit are ordinarily provided to indemnify our clients if we fail to perform our obligations under our contracts. Surety bonds may be used as an alternative to letters of credit.

Guarantees

The maximum potential amount of future payments that we could be required to make under outstanding performance guarantees, which represents the remaining cost of work to be performed, was estimated to be $16 billion as of December 31, 2024.

Financial guarantees, made in the ordinary course of business in certain limited circumstances, are entered into with financial institutions and other credit grantors and generally obligate us to make payment in the event of a default by the borrower. These arrangements generally require the borrower to pledge collateral to support the fulfillment of the borrower's obligation.

Item 7A. *Quantitative and Qualitative Disclosures about Market Risk*

We have cash and marketable securities on deposit with major banks throughout the world. Such deposits are placed with high quality institutions and the amounts invested in any single institution are limited to the extent possible in order to minimize concentration of counterparty credit risk. Marketable securities may consist of time deposits, registered money market funds, U.S. agency securities, U.S. Treasury securities, commercial paper, non-U.S. government securities and corporate debt securities. We have not incurred any credit risk losses related to deposits in cash or investments in marketable securities.

Certain of our contracts are subject to foreign currency risk. We limit exposure to foreign currency fluctuations in most of our contracts through provisions that specify client payments in currencies corresponding to the currency in which cost is expected to be incurred. As a result, we generally have limited situations in which we have to mitigate foreign currency exposure with derivatives.

Our results reported by foreign subsidiaries with non-U.S. dollar functional currencies are also affected by foreign currency volatility. When the U.S. dollar appreciates against the non-U.S. dollar functional currencies of these subsidiaries, our reported revenue, cost and earnings, after translation into U.S. dollars, are lower than what they would have been had the U.S. dollar depreciated against the same foreign currencies or if there had been no change in the exchange rates.

Our long-term debt typically features a fixed-rate coupon. The fees we pay on our outstanding letters of credit are also fixed rates based on our credit spread. Therefore, our exposure to floating interest rates is not material. However, in the future, any new debt issuances could be exposed to increasing interest rates or feature floating interest rates.

Item 8. *Financial Statements and Supplementary Data*

The information required by this Item is submitted as a separate section of this Form 10-K as described in Item 15.

Item 9.   *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

Item 9A.   Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As defined in Rule 13a-15 and 15d-15 of the Exchange Act, our management, with the participation of our CEO and CFO, is responsible for establishing and maintaining disclosure controls and procedures. These controls and procedures should be designed to provide reasonable assurance that information required to be disclosed by us in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including the CEO and CFO, to allow timely decisions regarding required disclosure.

Based on their evaluation, our CEO and CFO have concluded that our disclosure controls and procedures were effective as of December 31, 2024.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate ICFR that is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP.

Our management, including our CEO and CFO, conducted an assessment of the effectiveness of our ICFR as of December 31, 2024 based upon the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013) and concluded that our ICFR was effective.

Ernst & Young LLP, our independent registered public accounting firm, has issued an attestation report on the effectiveness of our ICFR. Their report follows this management report.

Changes in Internal Control over Financial Reporting

There have been no changes in our ICFR during the fourth quarter of 2024 that have materially affected, or are reasonably likely to materially affect, our ICFR.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Fluor Corporation

Opinion on Internal Control Over Financial Reporting

We have audited Fluor Corporation's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Fluor Corporation (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and our report dated February 18, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Dallas, Texas

February 18, 2025

Item 9B. *Other Information*

Amended and Restated Revolving Loan and Letter of Credit Facility Agreement

On February 14, 2025, we amended and restated our existing credit facility (the "Prior Facility") by entering into the $2,200,000,000 Fourth Amended and Restated Revolving Loan and Letter of Credit Facility Agreement (the "Amended Credit Facility") dated as of February 14, 2025 among us, BNP Paribas, as Administrative Agent, and other lenders party thereto.

The Amended Credit Facility extends the maturity date to February 17, 2028 and increases the size of the facility to $2.2 billion. The Amended Credit Facility contains customary financial and restrictive covenants, including a debt-to-capitalization ratio that cannot exceed 0.60 to 1.00, a limitation on the aggregate amount of debt of the greater of $750 million or €750 million for our subsidiaries, and a minimum liquidity threshold, as defined in the Amended Credit Facility, of $1.175 billion, which may be reduced to $1.00 billion upon the repayment of debt. The minimum liquidity threshold was reduced from $1.25 billion in the Prior Facility. The other restrictive covenants are unchanged from the covenants in the Prior Facility.

The foregoing description of the amendments made to the Prior Facility through the execution of the Amended Credit Facility does not purport to be complete and is qualified in its entirety by reference to the complete text of the Amended Credit Facility, a copy of which will be filed as an exhibit to our Form 10-Q for the quarter ended March 31, 2025.

Rule 10b5-1 Trading Plans

During the quarter ended December 31, 2024, the following individuals adopted Rule 10b5-1 trading arrangements (as defined in Item 408(a) of Regulation S-K) intending to satisfy the affirmative defense conditions of Rule 10b5-1(c) of the Exchange Act:

- On November 16, 2024, David E. Constable, Chairman and Chief Executive Officer, adopted a 10b5-1 trading arrangement providing for the sale of up to 190,600 shares of common stock, subject to certain conditions, which will terminate on December 31, 2025.

- On December 5, 2024, Alvin C. Collins III, Group President, Corporate Development and Sustainability, adopted a 10b5-1 trading arrangement providing for the sale of up to 18,920 shares of common stock and the exercise of up to 2,988 stock options (including the sale of the underlying shares of common stock), subject to certain conditions, which will terminate on January 23, 2026.

- On December 9, 2024, Stacy L. Dillow, Executive Vice President and Chief Human Resources Officer, adopted a 10b5-1 trading arrangement providing for the sale of up to 30,030 shares of common stock, subject to certain conditions, which will terminate on January 23, 2026.

Item 9C. *Disclosure Regarding Foreign Jurisdictions that Prevent Inspections*

Not Applicable.

Item 10. *Directors, Executive Officers and Corporate Governance*

Directors, Executive Officers, Promoters and Control Persons

The information required by Paragraph (a), and Paragraphs (c) through (g) of Item 401 of Regulation S-K (except for information required by Paragraphs (d) — (f) of that Item to the extent the required information pertains to our executive officers) and Item 405 of Regulation S-K will be included in our definitive proxy statement to be filed with the SEC pursuant to Regulation 14A within 120 days after the close of our fiscal year (our "Proxy Statement") and is incorporated herein by reference. The information required by Paragraph (b) of Item 401 of Regulation S-K, as well as the information required by Paragraphs (d) — (f) of that Item to the extent the required information pertains to our executive officers, is set forth herein at Part I, Item 1 of this 2024 10-K under the heading "Information about our Executive Officers."

Code of Ethics

We have long maintained and enforced a *Code of Business Conduct and Ethics* that applies to all employees, including our CEO, CFO and CAO. A copy of our *Code of Business Conduct and Ethics*, as amended, has been posted on the "Compliance and Ethics" portion of our website *(www.fluor.com)*.

We intend to continue to disclose any changes or amendments to our code of ethics or waivers from our code of ethics applicable to our CEO, CFO and CAO by posting such changes or waivers to our website within 4 business days of any amendment or waiver.

Insider Trading Policy

We have adopted an insider trading policy governing the purchase, sale, and/or other dispositions of our securities by our directors, officers, employees and contractors that we believe is reasonably designed to promote compliance with insider trading laws, rules and regulations, and applicable exchange listing standards. We also comply with all applicable laws (including appropriate approvals by the Board of Directors or appropriate committee if required) when engaging in transactions in our own securities. A copy of our insider trading policy is filed as Exhibit 19.1 to this 2024 10-K.

Corporate Governance

We have adopted corporate governance guidelines, which are available under "Governance" on our website *(www.fluor.com)*. Information regarding the Audit Committee is hereby incorporated by reference from the information that will be contained in our Proxy Statement.

Item 11. *Executive Compensation*

Information required by this item will be included in our Proxy Statement, which information is incorporated herein by reference.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

Equity Compensation Plan Information

The following table provides information as of December 31, 2024 with respect to the shares of common stock that may be issued under our equity compensation plans:

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted average exercise price of outstanding options, warrants and rights	(c) Number of securities available for future issuance under equity compensation plans (excluding securities listed in column (a))
Equity compensation plans approved by stockholders[1]	5,281,235	$34.40[3]	7,423,078
Equity compensation plans not approved by stockholders[2]	306,572	$16.55[3]	—
Total	5,587,807		7,423,078

_____

(1) Consists of (a) the Amended and Restated 2008 Executive Performance Incentive Plan, under which 1,270,929 shares are issuable upon exercise of outstanding options, and under which no shares remain for future issuance; (b) the 2017

Performance Incentive Plan, under which 935,781 shares are issuable upon exercise of outstanding options, and under which no shares remain available for issuance; (c) the 2020 Performance Incentive Plan, under which 1,079,360 shares are issuable upon exercise of outstanding options, 811,411 shares are issuable upon vesting of outstanding RSUs, 974,556 shares are issuable if specified performance targets are met under outstanding performance-based award units, and under which 7,423,078 remain available for issuance; (d) 10,976, 28,835 and 70,203 vested RSUs under the 2008 Executive Performance Plan, 2017 Performance Incentive Plan and 2020 Performance Incentive Plan, respectively, that were deferred by non-associate directors participating in the 409A Director Deferred Compensation Program that are distributable in the form of shares; and (e) 99,154 vested RSUs and performance-based award units deferred by executive officers under the 2008 Executive Performance Incentive Plan.

(2) Consists of inducement awards made to Mr. David E. Constable in connection with his appointment as CEO in 2021.

(3) Weighted-average exercise price of outstanding options only.

The additional information required by this item will be included in our Proxy Statement, which information is incorporated by reference.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

Information required by this item will be included in our Proxy Statement, which information is incorporated herein by reference.

Item 14. *Principal Accountant Fees and Services*

Information required by this item will be included in our Proxy Statement, which information is incorporated herein by reference.

Item 15. *Exhibits and Financial Statement Schedules*

(a) Documents filed as part of this 2024 10-K:

1. *Financial Statements:*

Our consolidated financial statements at December 31, 2024 and 2023 and for each of the 3 years in the period ended December 31, 2024, together with the report of our independent registered public accounting firm on those consolidated financial statements are hereby filed as part of this 2024 10-K, beginning on page F-1.

2. *Financial Statement Schedules:*

No financial statement schedules are presented since the required information is not present or not present in amounts sufficient to require submission of the schedule, or because the information required is included in the consolidated financial statements and notes thereto.

3. *Exhibits:*

NuScale is a significant equity method investment, and therefore, separate audited financial statements for NuScale are required to be included in the 2024 10-K. We intend to file a Form 10-K/A to include NuScale's audited financial statements for the year ended December 31, 2024.

Exhibit	Description
3.1	Amended and Restated Certificate of Incorporation of the registrant (incorporated by reference to Exhibit 3.1 to the registrant's Current Report on Form 8-K (Commission file number 1-16129) filed on May 8, 2012).
3.2	Amended and Restated Bylaws of the registrant (incorporated by reference to Exhibit 3.1 to the registrant's Current Report on Form 8-K (Commission file number 1-16129) filed on November 4, 2022).
4.1	Senior Debt Securities Indenture between Fluor Corporation and Wells Fargo Bank, National Association, as trustee, dated as of September 8, 2011 (incorporated by reference to Exhibit 4.3 to the registrant's Current Report on Form 8-K (Commission file number 1-16129) filed on September 8, 2011).
4.2	First Supplemental Indenture between Fluor Corporation and Wells Fargo Bank, National Association, as trustee, dated as of September 13, 2011 (incorporated by reference to Exhibit 4.4 to the registrant's Current Report on Form 8-K (Commission file number 1-16129) filed on September 13, 2011).
4.3	Second Supplemental Indenture between Fluor Corporation and Wells Fargo Bank, National Association, as trustee, dated as of June 22, 2012 (incorporated by reference to Exhibit 4.2 to the registrant's Registration Statement on Form S-3 (Commission file number 333-182283) filed on June 22, 2012).
4.4	Third Supplemental Indenture between Fluor Corporation and Wells Fargo Bank, National Association, as trustee, dated as of November 25, 2014 (incorporated by reference to Exhibit 4.1 to the registrant's Current Report on Form 8-K (Commission file number 1-16129) filed on November 25, 2014).
4.5	Fourth Supplemental Indenture between Fluor Corporation and Wells Fargo Bank, National Association, as trustee, dated as of March 21, 2016 (incorporated by reference to Exhibit 4.3 to the registrant's Current Report on Form 8-K (Commission file number 1-16129) filed on March 21, 2016).
4.6	Fifth Supplemental Indenture between Fluor Corporation and Wells Fargo Bank, National Association, as trustee, dated as of August 29, 2018 (incorporated by reference to Exhibit 4.1 to the registrant's Current Report on Form 8-K (Commission file number 1-16129) filed on August 29, 2018).
4.7	Indenture, dated August 10, 2023, between Fluor Corporation and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.1 to the registrant's Current Report on Form 8-K (Commission file number 1-16129) filed on August 11, 2023).
4.8	Form of 1.125% Convertible Senior Note due 2029 (included in Exhibit 4.7).
4.9	Description of Securities (incorporated by reference to Exhibit 4.7 to the registrant's Annual Report on Form 10-K (Commission file number 1-16129) filed on February 21, 2023).
10.1	Fluor Corporation Amended and Restated 2008 Executive Performance Incentive Plan (incorporated by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K (Commission file number 1-16129) filed on May 3, 2013).**
10.2	Form of Option Agreement (2015 grants) under the Fluor Corporation Amended and Restated 2008 Executive Performance Incentive Plan (incorporated by reference to Exhibit 10.26 to the registrant's Quarterly Report on Form 10-Q (Commission file number 1-16129) filed on April 30, 2015).**

Exhibit	Description
10.3	Form of Option Agreement (2017 grants) under the Fluor Corporation Amended and Restated 2008 Executive Performance Incentive Plan (incorporated by reference to Exhibit 10.6 to the registrant's Annual Report on Form 10-K (Commission file number 1-16129) filed on February 17, 2017).**
10.4	Fluor Corporation 2017 Performance Incentive Plan (incorporated by reference to Exhibit 10.1 to the registrant's Registration Statement on Form S-8 (Commission file number 333-217653) filed on May 4, 2017).**
10.5	Form of Option Agreement under the Fluor Corporation 2017 Performance Incentive Plan (incorporated by reference to Exhibit 10.16 to the registrant's Quarterly Report on Form 10-Q (Commission file number 1-16129) filed on May 3, 2018).**
10.6	Form of Option Agreement (2020 grant) under the Fluor Corporation 2017 Performance Incentive Plan (incorporated by reference to Exhibit 10.2 to the registrant's Quarterly Report on Form 10-Q (Commission file number 1-16129) filed on December 10, 2020).**
10.7	Fluor Corporation 2020 Performance Incentive Plan (incorporated by reference to Exhibit 99.1 to the registrant's Registration Statement on Form S-8 (Commission file number 333-251426) filed on December 17, 2020.**
10.8	Form of Option Agreement (2021 grant) under the Fluor Corporation 2020 Performance Incentive Plan (incorporated by reference to Exhibit 10.17 to the registrant's Annual Report on Form 10-K (Commission file number 1-16129) filed on February 22, 2022).**
10.9	Form of Option Agreement (2022 grant) under the Fluor Corporation 2020 Performance Incentive Plan (incorporated by reference to Exhibit 10.2 to the registrant's Quarterly Report on Form 10-Q (Commission file number 1-16129) filed on May 6, 2022).**
10.10	Form of Option Agreement (2023 grant) under the Fluor Corporation 2020 Performance Incentive Plan (incorporated by reference to Exhibit 10.1 to the registrant's Quarterly Report on Form 10-Q (Commission file number 1-16120) filed on May 5. 2023).**
10.11	Form of Option Agreement (2024 grant) under the Fluor Corporation 2020 Performance Incentive Plan (incorporated by reference to Exhibit 10.1 to the registrant's Quarterly Report on Form 10-Q (Commission file number 1-16120) filed on May 3. 2024).**
10.12	Form of Restricted Stock Unit Agreement (2022 grant) under the Fluor Corporation 2020 Performance Incentive Plan (incorporated by reference to Exhibit 10.3 to the registrant's Quarterly Report on Form 10-Q (Commission file number 1-16129) filed on May 6, 2022).**
10.13	Form of Restricted Stock Unit Agreement (2023 grant) under the Fluor Corporation 2020 Performance Incentive Plan (incorporated by reference to Exhibit 10.2 to the registrant's Quarterly Report on Form 10-Q (Commission file number 1-16120) filed on May 5. 2023).**
10.14	Form of Restricted Stock Unit Agreement (2024 grant) under the Fluor Corporation 2020 Performance Incentive Plan (incorporated by reference to Exhibit 10.2 to the registrant's Quarterly Report on Form 10-Q (Commission file number 1-16120) filed on May 3. 2024).**
10.15	Form of Performance Award Agreement (2022 grant) under the Fluor Corporation 2020 Performance Incentive Plan (incorporated by reference to Exhibit 10.4 to the registrant's Quarterly Report on Form 10-Q (Commission file number 1-16129) filed on May 6, 2022).**
10.16	Form of Performance Award (2023 grant) under the Fluor Corporation 2020 Performance Incentive Plan (incorporated by reference to Exhibit 10.3 to the registrant's Quarterly Report on Form 10-Q (Commission file number 1-16120) filed on May 5. 2023).**
10.17	Form of Performance Award (2024 grant) under the Fluor Corporation 2020 Performance Incentive Plan (incorporated by reference to Exhibit 10.3 to the registrant's Quarterly Report on Form 10-Q (Commission file number 1-16120) filed on May 3. 2024).**
10.18	Form of Stock Growth Incentive Agreement under the Fluor Corporation 2020 Performance Incentive Plan (incorporated by reference to Exhibit 10.4 to the registrant's Quarterly Report on Form 10-Q (Commission file number 1-16120) filed on May 3. 2024).**
10.19	Fluor Executive Deferred Compensation Plan, as amended and restated effective April 21, 2003 (incorporated by reference to Exhibit 10.5 to the registrant's Annual Report on Form 10-K (Commission file number 1-16129) filed on February 29, 2008).**
10.20	Fluor 409A Executive Deferred Compensation Program, as amended and restated effective January 1, 2017 (incorporated by reference to Exhibit 10.16 to the registrant's Quarterly Report on Form 10-Q (Commission file number 1-16129) filed on November 2, 2017).**
10.21	Executive Severance Plan (incorporated by reference to Exhibit 10.7 to the registrant's Annual Report on Form 10-K (Commission file number 1-16129) filed on February 22, 2012).**
10.22	Offer Letter, dated October 30, 2020, between the registrant and David E. Constable (incorporated by reference to Exhibit 10.26 to the registrant's Annual Report on Form 10-K (Commission file number 1-16129) filed on February 26, 2021).**

Exhibit	Description
10.23	Option Agreement, dated December 23, 2020, between the registrant and David E. Constable (incorporated by reference to Exhibit 10.27 to the registrant's Annual Report on Form 10-K (Commission file number 1-16129) filed on February 26, 2021).**
10.24	Restricted Stock Unit Agreement, dated December 23, 2020, between the registrant and David E. Constable (incorporated by reference to Exhibit 10.28 to the registrant's Annual Report on Form 10-K (Commission file number 1-16129) filed on February 26, 2021).**
10.25	Summary of Fluor Corporation Non-Management Director Compensation (incorporated by reference to Exhibit 10.25 to the registrant's Annual Report on Form 10-K (Commission file number 1-16129) filed on February 21, 2023).
10.26	Form of Restricted Stock Unit Agreement granted to directors under the Fluor Corporation 2020 Performance Incentive Plan (incorporated by reference to Exhibit 10.32 to the registrant's Annual Report on Form 10-K (Commission file number 1-16129) filed on February 26, 2021).**
10.27	Fluor Corporation Deferred Directors' Fees Program, as amended and restated effective January 1, 2002 (incorporated by reference to Exhibit 10.9 to the registrant's Annual Report on Form 10-K (Commission file number 1-16129) filed on March 31, 2003).**
10.28	Fluor Corporation 409A Director Deferred Compensation Program, as amended and restated effective as of November 2, 2016 (incorporated by reference to Exhibit 10.22 to the registrant's Annual Report on Form 10-K (Commission file number 1-16129) filed on February 17, 2017).**
10.29	Directors' Life Insurance Summary (incorporated by reference to Exhibit 10.12 to the registrant's Registration Statement on Form 10/A (Amendment No. 1) (Commission file number 1-16129) filed on November 22, 2000).**
10.30	Form of Indemnification Agreement entered into between the registrant and each of its directors and executive officers (incorporated by reference to Exhibit 10.21 to the registrant's Annual Report on Form 10-K (Commission file number 1-16129) filed on February 25, 2009).
10.31	Form of Change in Control Agreement entered into between the registrant and each of its executive officers (incorporated by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K (Commission file number 1-16129) filed on June 29, 2010).**
10.32	$1,800,000 Third Amended and Restated Revolving Loan and Letter of Credit Facility Agreement dated as of February 17 2022, among Fluor Corporation, the Lenders thereunder, BNP Paribas, as Administrative Agent and an Issuing Lender, Bank of America, N.A., as Syndication Agent, and Citibank, N.A. and Wells Fargo Bank, National Association, as Co-Documentation Agents (incorporated by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K (Commission file number 1-16129) filed on February 17, 2022).
10.33	Amendment No. 1 to the Third Amended and Restated Revolving Credit Agreement, dated as of August 7, 2023, by and among Fluor Corporation, the lenders party thereto from time to time, and BNP Paribas, as administrative agent (incorporated by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K (Commission file number 1-16129) filed on August 11, 2023).
10.34	Form of Capped Call Confirmation (incorporated by reference to Exhibit 10.2 to the registrant's Current Report on Form 8-K (Commission file number 1-16129) filed on August 11, 2023).
19.1	Insider Trading Policy
21.1	Subsidiaries of the registrant.*
23.1	Consent of Independent Registered Public Accounting Firm.*
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*
32.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*
32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*
95.1	Mine Safety Disclosure.*
97.1	Compensation Recoupment (Clawback) Policy for Executive Officers (incorporated by reference to Exhibit 97.1 to the registrant's Annual Report on Form 10-K (Commission file number 1-16129) filed on February 20, 2024).***
101.INS	Inline XBRL Instance Document.*
101.SCH	Inline XBRL Taxonomy Extension Schema Document.*
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.*
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.*
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.*

Exhibit	Description
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.*
104	The cover page from the Company's 2024 10-K for the year ended December 31, 2023, formatted in Inline XBRL (included in the Exhibit 101 attachments).*

_____

*   Exhibit filed with this report.

**   Management contract or compensatory plan or arrangement.

Attached as Exhibit 101 to this report are the following documents formatted in XBRL (Extensible Business Reporting Language): (i) the Consolidated Statement of Operations for the years ended December 31, 2024, 2023 and 2022, (ii) the Consolidated Balance Sheet at December 31, 2024 and December 31, 2023, (iii) the Consolidated Statement of Cash Flows for the years ended December 31, 2024, 2023 and 2022 and (iv) the Consolidated Statement of Equity for the years ended December 31, 2024, 2023 and 2022.

Item 16. *Form 10-K Summary*

None.


SIGNATURES


Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this 2024 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

FLUOR CORPORATION

By: /s/ JOHN C. REGAN

John C. Regan,
Chief Accounting Officer

February 18, 2025

Pursuant to the requirements of the Securities Exchange Act of 1934, this 2024 10-K has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date

Principal Executive Officer and Director:

/s/ DAVID E. CONSTABLE

David E. Constable	Chairman and Chief Executive Officer	February 18, 2025

Principal Financial Officer:

/s/ JOSEPH L. BRENNAN

Joseph L. Brennan	Chief Financial Officer	February 18, 2025

Principal Accounting Officer:

/s/ JOHN C. REGAN

John C. Regan	Chief Accounting Officer	February 18, 2025

Other Directors:

/s/ ALAN M. BENNETT

Alan M. Bennett	Director	February 18, 2025

/s/ ROSEMARY T. BERKERY

Rosemary T. Berkery	Director	February 18, 2025

/s/ H. PAULETT EBERHART

H. Paulett Eberhart	Director	February 18, 2025

/s/ LISA GLATCH

Lisa Glatch	Director	February 18, 2025

/s/ JAMES T. HACKETT

James T. Hackett	Director	February 18, 2025

/s/ THOMAS C. LEPPERT

Thomas C. Leppert	Director	February 18, 2025

/s/ TERI P. MCCLURE

Teri P. McClure	Director	February 18, 2025

/s/ ARMANDO J. OLIVERA

Armando J. Olivera	Director	February 18, 2025

/s/ MATTHEW K. ROSE

Matthew K. Rose	Director	February 18, 2025

FLUOR CORPORATION

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

TABLE OF CONTENTS	PAGE
Report of Independent Registered Public Accounting Firm (PCAOB ID: 42)	F-2
Consolidated Statement of Operations	F-4
Consolidated Statement of Comprehensive Income	F-5
Consolidated Balance Sheet	F-6
Consolidated Statement of Cash Flows	F-7
Consolidated Statement of Changes in Equity	F-8
Notes to Consolidated Financial Statements	F-9

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Fluor Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Fluor Corporation (the Company) as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 18, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

	Long-term revenue recognition on certain engineering and construction contracts
Description of the Matter	As described in Note 2 to the consolidated financial statements, the Company recognizes engineering and construction contract revenue over time, as services are provided to satisfy performance obligations, based on the ratio of costs incurred to date compared to total estimated contract cost. Revenue recognition under this method is subject to judgment as it requires management to prepare estimates of total contract revenue and costs to complete in-process contracts.
	Auditing management's estimates of total contract revenue and costs on certain engineering and construction contracts which are structured under lump-sum contractual terms and are larger in size and longer in duration was complex and subjective, requiring considerable auditor judgment in the evaluation of subjective assumptions related to certain forecasted costs and variable consideration.

How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the estimation process that affect revenue recognition, including controls over management's review of project costs yet to be incurred and variable consideration estimates.
	Our audit procedures included, among others, evaluating the appropriate application of the Company's revenue recognition method; testing significant assumptions used to develop the estimated variable consideration and costs to complete; and testing the completeness and accuracy of the underlying data. To assess the reasonableness of these estimates, we performed audit procedures that included, among others, agreeing the estimates to supporting documentation; conducting interviews with project personnel; observing select project review meetings; and performing sensitivity analyses or retrospective review using historical data and trends.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 1973.

Dallas, Texas

February 18, 2025

FLUOR CORPORATION
CONSOLIDATED STATEMENT OF OPERATIONS

(in millions, except per share amounts)	Year Ended December 31,		
	2024	2023	2022
Revenue	$ 16,315	$ 15,474	$ 13,744
Cost of revenue	(15,741)	(14,997)	(13,389)
Gross profit	574	477	355
G&A	(203)	(232)	(237)
Impairment	—	—	24
Gain on pension settlement	—	—	42
Foreign currency gain (loss)	92	(98)	25
Operating profit	463	147	209
Interest expense	(46)	(60)	(59)
Interest income	196	228	94
Earnings before taxes	613	315	244
Income tax expense (including $376 million attributable to equity method earnings in 2024)	(634)	(236)	(171)
Net earnings (loss) before equity method earnings	(21)	79	73
Equity method earnings	2,105	—	—
Net earnings	2,084	79	73
Less: Net earnings (loss) attributable to NCI	(61)	(60)	(72)
Net earnings attributable to Fluor	$ 2,145	$ 139	$ 145
Less: Dividends on CPS	—	29	39
Less: Make-whole payment on conversion of CPS	—	27	—
Net earnings available to Fluor common stockholders	$ 2,145	$ 83	$ 106
Basic EPS available to Fluor common stockholders	$ 12.48	$ 0.55	$ 0.75
Diluted EPS available to Fluor common stockholders	$ 12.30	$ 0.54	$ 0.73

The accompanying notes are an integral part of these financial statements.

FLUOR CORPORATION
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(in millions)	Year Ended December 31,		
	2024	**2023**	**2022**
Net earnings	2,084	79	73
OCI, net of tax:			
Foreign currency translation adjustment	(60)	99	(27)
Ownership share of equity method investees' OCI	(13)	(7)	31
Other	(5)	2	(2)
Total OCI, net of tax	(78)	94	2
Comprehensive income	2,006	173	75
Less: Comprehensive income (loss) attributable to NCI	(57)	(63)	(47)
Comprehensive income attributable to Fluor	$ 2,063	$ 236	$ 122

The accompanying notes are an integral part of these financial statements.

FLUOR CORPORATION
CONSOLIDATED BALANCE SHEET

(in millions, except share and per share amounts)	December 31, 2024		December 31, 2023	
ASSETS				
Current assets				
Cash and cash equivalents ($333 and $491 related to VIEs)	$	2,829	$	2,519
Marketable securities		130		69
Accounts receivable, net ($92 and $135 related to VIEs)		921		1,137
Contract assets ($130 and $171 related to VIEs)		1,138		991
Other current assets ($32 and $50 related to VIEs)		157		347
Total current assets		5,175		5,063
Noncurrent assets				
PP&E, net ($46 and $41 related to VIEs)		494		458
Investments		2,828		614
Deferred taxes		30		51
Deferred compensation trusts		221		241
Goodwill		199		206
Other assets ($17 and $127 related to VIEs)		196		340
Total noncurrent assets		3,968		1,910
Total assets	$	9,143	$	6,973
LIABILITIES AND EQUITY				
Current liabilities				
Accounts payable ($233 and $285 related to VIEs)	$	1,220	$	1,214
Contract liabilities ($278 and $276 related to VIEs)		684		639
Accrued salaries, wages and benefits ($18 and $25 related to VIEs)		640		653
Other accrued liabilities ($37 and $73 related to VIEs)		527		657
Total current liabilities		3,071		3,163
Long-term debt		1,104		1,158
Deferred taxes		468		70
Other noncurrent liabilities ($3 and $20 related to VIEs)		508		530
Contingencies and commitments				
Equity				
Shareholders' equity				
Common stock — authorized 375,000,000 shares ($0.01 par value); issued and outstanding — 169,228,759 and 170,405,512 shares in 2024 and 2023, respectively		2		2
APIC		1,174		1,228
AOCI		(351)		(269)
Retained earnings		3,124		979
Total shareholders' equity		3,949		1,940
NCI		43		112
Total equity		3,992		2,052
Total liabilities and equity	$	9,143	$	6,973

The accompanying notes are an integral part of these financial statements.

FLUOR CORPORATION
CONSOLIDATED STATEMENT OF CASH FLOWS

	Year Ended December 31,		
(in millions)	2024	2023	2022
OPERATING CASH FLOW			
Net earnings	$ 2,084	$ 79	$ 73
Adjustments to reconcile net earnings to operating cash flow:			
Equity method earnings	(2,105)	—	—
Impairment	—	—	(24)
Gain on pension settlement	—	—	(42)
Depreciation and amortization	73	74	73
(Gain) loss on sales of assets (including Stork and AMECO)	(14)	150	(35)
Stock-based compensation	31	48	19
Deferred taxes	418	(13)	17
Changes in assets and liabilities	347	(114)	(46)
Other	(6)	(12)	(4)
Operating cash flow	828	212	31
INVESTING CASH FLOW			
Purchases of marketable securities	(205)	(426)	(428)
Proceeds from sales and maturities of marketable securities	145	285	364
Capital expenditures	(164)	(106)	(75)
NuScale cash deconsolidated	(131)	—	—
Proceeds from sales of assets (net of cash divested)	82	(5)	95
Investments in partnerships and joint ventures	(93)	(33)	(53)
Return of capital from partnerships and joint ventures	34	8	19
Investing cash flow	(333)	(277)	(78)
FINANCING CASH FLOW			
Repurchase of common stock	(125)	—	—
Proceeds from issuance of 2029 Notes, net of issuance costs	—	560	—
Capped call transactions related to 2029 Notes	—	(73)	—
Purchases and retirement of debt	(57)	(249)	(41)
Proceeds from NuScale de-SPAC transaction	—	—	341
Proceeds from sale of NuScale interest	80	—	107
Dividends paid on CPS	—	(29)	(39)
Make-whole payment on conversion of CPS	—	(27)	—
Distributions paid to NCI	(14)	(53)	(60)
Capital contributions by NCI	—	10	21
Other	—	(12)	(14)
Financing cash flow	(116)	127	315
Effect of exchange rate changes on cash	(69)	18	(38)
Increase in cash and cash equivalents	310	80	230
Cash and cash equivalents at beginning of year	2,519	2,439	2,209
Cash and cash equivalents at end of year	$ 2,829	$ 2,519	$ 2,439

The accompanying notes are an integral part of these financial statements.

FLUOR CORPORATION
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in millions, except per share amounts)	Preferred Stock		Common Stock							
	Shares	Amount	Shares	Amount	APIC	AOCI	Retained Earnings	Total Shareholders' Equity	NCI	Total Equity
BALANCE AS OF DECEMBER 31, 2021	1	$ —	141	$ 1	$ 967	$ (366)	$ 791	$ 1,393	$ 174	$ 1,567
Net earnings (loss)	—	—	—	—	—	—	145	145	(72)	73
OCI	—	—	—	—	—	1	—	1	1	2
Dividends on CPS ($65.00 per share)	—	—	—	—	—	—	(39)	(39)	—	(39)
Distributions by NCI, net of capital contributions	—	—	—	—	—	—	—	—	(39)	(39)
NuScale reverse recapitalization	—	—	—	—	147	—	—	147	145	292
Sale of NuScale units to NCI	—	—	—	—	107	—	—	107	—	107
Other NCI transactions	—	—	—	—	20	—	—	20	1	21
Stock-based plan activity	—	—	1	—	13	—	(1)	12	—	12
BALANCE AS OF DECEMBER 31, 2022	1	$ —	142	$ 1	$ 1,254	$ (365)	$ 896	$ 1,786	$ 210	$ 1,996
Net earnings (loss)	—	—	—	—	—	—	139	139	(60)	79
OCI	—	—	—	—	—	96	—	96	(2)	94
Dividends on CPS ($48.75 per share)	—	—	—	—	—	—	(29)	(29)	—	(29)
Conversion of CPS to common stock (including make-whole payment)	(1)	—	27	1	—	—	(27)	(26)	—	(26)
Capped call transactions related to 2029 Notes	—	—	—	—	(73)	—	—	(73)	—	(73)
Distributions to NCI, net of contributions	—	—	—	—	—	—	—	—	(43)	(43)
Other NCI transactions	—	—	—	—	14	—	—	14	7	21
Stock-based plan activity	—	—	1	—	33	—	—	33	—	33
BALANCE AS OF DECEMBER 31, 2023	—	$ —	170	$ 2	$ 1,228	$ (269)	$ 979	$ 1,940	$ 112	$ 2,052
Net earnings (loss)	—	—	—	—	—	—	2,145	2,145	(61)	2,084
OCI	—	—	—	—	—	(82)	—	(82)	4	(78)
Distributions to NCI, net of contributions	—	—	—	—	—	—	—	—	29	29
Other NCI transactions	—	—	—	—	44	—	—	44	(41)	3
Stock-based plan activity	—	—	1	—	27	—	—	27	—	27
Repurchase of common stock	—	—	(2)	—	(125)	—	—	(125)	—	(125)
BALANCE AS OF DECEMBER 30, 2024	—	$ —	169	$ 2	$ 1,174	$ (351)	$ 3,124	$ 3,949	$ 43	$ 3,992

The accompanying notes are an integral part of these financial statements.

1.   Description of Business

Fluor Corporation ("we", "us", "our" or "the company") is a holding company that owns many subsidiaries and interests in joint ventures. Acting through these entities, we are one of the larger global professional services firms providing EPC, fabrication and modularization, and project management services. We provide these services to our clients in diverse industries worldwide including advanced technologies and manufacturing, chemicals, infrastructure, life sciences, LNG, mining and metals, nuclear project services, energy transition, and oil and gas production and fuels. We are also a service provider to the U.S. federal government and governments abroad.

We operate our business through 3 principal segments: Urban Solutions, Energy Solutions and Mission Solutions. We also have a smaller Other segment.

Urban Solutions provides EPC and project management services to the advanced technologies and manufacturing, life sciences, mining and metals, infrastructure industries and professional staffing services. This segment also includes our operations and maintenance business.

Energy Solutions provides EPC services for traditional oil and gas markets, including the production and fuels, chemicals, LNG and power markets. The segment serves these industries with comprehensive project life-cycle services, including expansion and modernization projects as well as in sustaining capital work. The segment also supports energy transition markets, including nuclear power and other low-carbon energy sources, asset decarbonization, carbon capture, renewable fuels, waste-to-energy, green chemicals and hydrogen.

Mission Solutions provides high-end technical solutions to the U.S. and other governments. These include, among others, the DOE, the Department of Defense, FEMA and intelligence agencies. The segment also provides services to commercial nuclear clients.

Our other operations include NuScale (prior to deconsolidation) and Stork. AMECO was fully divested in 2023 and we expect to complete the divestiture of Stork in 2025.

In the first quarter of 2024, we completed the sale of Stork's operations in continental Europe. During April 2024, we also entered into a definitive agreement to sell Stork's U.K. operations, which we completed in the first quarter of 2025. The sale did not meet the requirements for discontinued operations as of December 31, 2024 and will not have a material impact on the financial statements. In the third quarter of 2024, we decided to close our Stork operations in Trinidad and Tobago which required us to take a $7 million severance charge. After completing the wind down of the Trinidad and Tobago operations, Stork's divestiture will be complete.

NuScale has developed SMR technology that is NRC approved. Beginning in October 2024, based principally on their equity sales, we no longer met the criteria to consolidate NuScale. As a consequence, their results for all periods prior to October 2024 were consolidated, but we deconsolidated NuScale after that date and recognized a pre-tax gain of $1.6 billion in the fourth quarter of 2024, based on a stock price of $13.15 for our 126 million shares. We recognize the fair value of our investment in NuScale on a mark-to-market basis based upon the prevailing price of their stock on our balance sheet dates, which resulted in an additional pre-tax gain of $604 million for the fourth quarter of 2024. After its deconsolidation, NuScale is included in equity method earnings on our statements of operations.

2.   Significant Accounting Policies

Principles of Consolidation

The financial statements include the accounts of Fluor Corporation and its subsidiaries. All intercompany transactions of consolidated subsidiaries are eliminated. Certain amounts in 2023 and 2022 have been reclassified to conform to the 2024 presentation. Certain amounts in tables may not total or agree to the financial statements due to immaterial rounding differences. Management has evaluated all material events occurring subsequent to December 31, 2024 through the filing date of the 2024 10-K.

We frequently form joint ventures or partnerships with others primarily for the execution of single contracts or projects. If a joint venture or partnership is a VIE and we are the primary beneficiary, the joint venture or partnership is consolidated and our partners' interests are recognized as NCI. As is customary in our industry, for unconsolidated construction partnerships and joint ventures, we generally recognize our proportionate share of revenue, cost and profit and use the one-line equity method for the investment. In other instances, the cost and equity methods of accounting are used, depending on our respective ownership interest and amount of influence we have over the entity, as well as other factors. At times, we also execute projects through collaborative arrangements for which we recognize our relative share of revenue and cost.

Equity Method Investment with Fair Value Option

We elected the fair value option of accounting for our investment in NuScale that would have otherwise been recorded under the equity method of accounting. We recognize the fair value of our investment in NuScale on a mark-to-market basis based upon the prevailing price of their stock on our balance sheet dates. The changes in the fair value of our investment in NuScale are recorded quarterly in the statement of operations.

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect reported amounts. These estimates are based on information available through the date of the issuance of the financial statements. Therefore, actual results could differ from those estimates.

Earnings Per Share

Potentially dilutive securities include convertible debt, performance-based award units, RSUs, stock options and, prior to their conversion in 2023, our CPS. Diluted EPS reflects the assumed exercise or conversion of all dilutive securities using the if-converted and treasury stock methods. In computing diluted EPS, only securities that are actually dilutive are included.

Foreign Currency Translation

Our reporting currency is the U.S. dollar. For our international subsidiaries, the functional currency is typically the currency of the primary economic environment in which each subsidiary operates. Translation gains and losses are recorded in OCI. Gains and losses from remeasuring foreign currency transactions into the functional currency are recognized in earnings.

Revenue Recognition

Engineering and construction contracts. We recognize engineering and construction contract revenue over time as we provide services to satisfy our performance obligations. We generally use the cost-to-cost percentage-of-completion measure of progress as it best depicts how control transfers to our clients. The cost-to-cost approach measures progress towards completion based on the ratio of cost incurred to date compared to total estimated contract cost. Engineering and construction contracts are generally accounted for as a single unit of account (a single performance obligation) and are not segmented between types of services on a single project. Cost of revenue includes an allocation of depreciation and amortization. Where applicable, CFM, labor and equipment as well as subcontractor materials, labor and equipment, are included in revenue and cost of revenue when we believe that we are acting as a principal rather than as an agent (i.e., we integrate the materials, labor and equipment into the deliverables promised to the customer). CFM are only included in revenue and cost when the contract includes construction activity and we have visibility into the amount the customer is paying for the materials or there is a reasonable basis for estimating the amount. If we lose visibility mid-project with respect to cost or receipt, we cease recognizing future CFM but do not de-recognize previous amounts of CFM. Changes to total estimated contract cost or losses, if any, are recognized in the period in which they are determined as assessed at the contract level. Pre-contract costs are expensed as incurred unless they are expected to be recovered from the client. Project mobilization costs are generally charged to project costs as incurred when they are an integrated part of the performance obligation being transferred to the client. Customer payments on engineering and construction contracts are typically due within 30 to 45 days of billing, depending on the contract.

Service Contracts. For the majority of our operations and maintenance contracts, revenue is recognized when services are performed and contractually billable. For all other service contracts, we recognize revenue over time using the cost-to-cost percentage-of-completion method. Service contracts that include multiple performance obligations are segmented between types of services. For contracts with multiple performance obligations, we allocate the transaction price to each performance obligation using an estimate of the stand-alone selling price of each distinct service in the contract. Customer payments on service contracts are typically due within 30 to 90 days of billing, depending on the contract.

Warranties. We generally provide limited duration warranties for work performed under our contracts. Historically, warranty claims have not resulted in material costs incurred, and any estimated costs for warranties are included in the individual project cost estimates for purposes of accounting for long-term contracts.

Practical Expedients. If we have a right to consideration from a customer in an amount that corresponds directly with the value of our performance completed to date (a service contract in which we bill a fixed amount for each hour of service provided), we recognize revenue in the amount to which we have a right to invoice for services performed. We do not adjust the contract price for the effects of a significant financing component where, at contract inception, the period between service provision and customer payment will be 1 year or less. We exclude from the measurement of the transaction price all taxes assessed by governmental authorities that are collected by us from our customers (use taxes, value added taxes, some excise taxes).

RUPO. RUPO represents a measure of the value of work to be performed on contracts awarded and in progress. Although RUPO reflects business that is considered to be firm, cancellations, deferrals or scope adjustments may occur. RUPO is adjusted to reflect any known project cancellations, revisions to project scope and cost, foreign currency exchange fluctuations and project deferrals, as appropriate. RUPO includes estimates of CFM in those instances where the criteria for recognition have been satisfied. For ongoing operations and maintenance contracts, RUPO includes only contracts with definite terms and substantive termination provisions.

Project Estimates

Due to the nature of our industry, there is significant complexity in our estimation of total expected revenue and cost, for which we must make significant judgments. Our contracts with our customers may contain several types of variable consideration, including claims, unpriced change orders, award and incentive fees, liquidated damages and penalties or other provisions that can either increase or decrease the contract price to arrive at estimated revenue. Certain variable consideration, such as award and incentive fees, generally are earned upon achievement of certain performance metrics, program milestones or cost targets and can be based upon customer discretion. We estimate variable consideration at the most likely amount to which we expect to be entitled upon completion of a project. We include estimated amounts in the transaction price to the extent it is probable we will realize that amount. Our estimates of variable consideration and our determination of its inclusion in project revenue are based on an assessment of our anticipated performance and other information that may be available to us.

At a project level, we have specific practices and procedures to review our estimate of total revenue and cost. Each project team reviews the progress and execution of our performance obligations, which impact the project's accounting outcome. As part of this process, the project team reviews information such as any outstanding key contract matters, progress towards completion and the related program schedule and identified risks and opportunities. The accuracy of our revenue and profit recognition in a given period depends on the accuracy of our project estimates, which can change from period to period due to a variety of factors including:

- Complexity in original design;
- Extent of changes from original design;
- Different site conditions than assumed in our bid;
- The productivity, availability and skill level of labor;
- Weather conditions when executing a project;
- The technical maturity of the technologies involved;
- Length of time to complete the project;
- Availability and cost of equipment and materials;
- Subcontractor and joint venture partner performance;
- Expected costs of warranties; and
- Our ability to recover for additional contract costs.

We recognize changes in contract estimates on a cumulative catch-up basis in the period in which the changes are identified. Such changes in contract estimates can result in the recognition of revenue in a current period for performance obligations which were satisfied or partially satisfied in prior periods. Changes in contract estimates may also result in the reversal of previously recognized revenue if the current estimate adversely differs from the previous estimate. If we estimate that a project will have costs in excess of revenue, we recognize the total loss in the period it is identified.

Contract Assets and Liabilities

Contract assets represent revenue recognized in excess of amounts billed and include unbilled receivables (typically for cost reimbursable contracts) and contract work in progress (typically for fixed-price contracts). Unbilled receivables, which represent an unconditional right to payment subject only to the passage of time, are recognized as accounts receivable when they are billed. Advances that are payments on account of contract assets are deducted from contract assets. We anticipate that substantially all incurred cost associated with contract assets as of December 31, 2024 will be billed and collected within 1 year. Contract liabilities represent amounts billed to clients in excess of revenue recognized to date.

Segment Reporting

Our Chief Executive Officer is our CODM. Segment profit is an earnings measure that our CODM utilizes to assess segment performance and allocate resources. Segment profit is calculated as revenue less cost of revenue and earnings attributable to NCI.

We incur cost and expenses and hold certain assets at the corporate level which relate to our business as a whole. Certain of these amounts are allocated to our business segments by various methods, largely on the basis of estimated usage or on pro rata revenue. Total assets not allocated to segments and held in "Corporate and other" primarily include cash, marketable securities, income-tax related assets, deferred compensation trust assets and corporate property, plant and equipment.

Variable Interest Entities

We assess our partnerships and joint ventures at inception to determine if any meet the qualifications of a VIE. We consider a partnership or joint venture a VIE if it has any of the following characteristics:

(a) the total equity investment is not sufficient to permit the entity to finance its activities without additional subordinated financial support,
(b) characteristics of a controlling financial interest are missing (either the ability to make decisions through voting or other rights, the obligation to absorb the expected losses of the entity or the right to receive the expected residual returns of the entity), or
(c) the voting rights of the equity holders are not proportional to their obligations to absorb the expected losses of the entity and/or their rights to receive the expected residual returns of the entity, and substantially all of the entity's activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

We regularly reassess our initial determination of whether the partnership or joint venture is a VIE. The majority of our partnerships and joint ventures qualify as VIEs because the total equity investment is typically nominal and not sufficient to permit the entity to finance its activities without additional subordinated financial support.

We also perform a qualitative assessment of each identified VIE to determine if we are its primary beneficiary. We conclude that we are the primary beneficiary and consolidate the VIE if we have both:

(a) the power to direct the economically significant activities of the entity and
(b) the obligation to absorb losses of, or the right to receive benefits from, the entity that could potentially be significant to the VIE.

We consider the contractual agreements that define the ownership structure, distribution of profits and losses, risks, responsibilities, indebtedness, voting rights and board representation of the respective parties in determining if we are the primary beneficiary. We also consider all parties that have direct or implicit variable interests when determining whether we are the primary beneficiary. Management's assessment of who is the primary beneficiary of a VIE is regularly undertaken.

Cash and Cash Equivalents

Cash and cash equivalents include securities with maturities of 3 months or less at the date of purchase.

Marketable Securities

Marketable securities consist of time deposits placed with investment grade banks with original maturities greater than 3 months, which are typically held-to-maturity because we have the intent and ability to hold them until maturity. Held-to-maturity securities are carried at amortized cost. The cost of securities sold is determined by using the specific identification method. Marketable securities are assessed at least annually for other-than-temporary impairment.

Research and Development

NuScale is a research and development operation associated with the licensing and commercialization of SMR technology. Costs incurred by NuScale are expensed as incurred, net of qualifying DOE reimbursements. Beginning in October 2024, we record our investment in NuScale as an equity method investment, but prior to that time we consolidated their research and development costs into our segment results. Aside from NuScale, we generally do not engage in significant research and development activities.

Property, Plant and Equipment

Property, plant and equipment is recorded at cost. Leasehold improvements are amortized over the shorter of their economic lives or the lease terms. Depreciation is calculated using the straight-line method over the following ranges of estimated useful service lives, in years:

	Estimated Useful Service Lives
Buildings	20 – 40
Building and leasehold improvements	6 – 20
Machinery and equipment	2 – 10
Furniture and fixtures	2 – 10

Goodwill

Goodwill is not amortized but is subject to at-least-annual impairment tests during the fourth quarter. For impairment testing, goodwill is allocated to the applicable reporting units based on the current reporting structure. We may elect to utilize a qualitative assessment to evaluate whether it is more likely than not that the fair value of each reporting unit is less than its carrying amount. If so, we perform a quantitative test, and if the carrying amount of a reporting unit exceeds its fair value, we recognize an impairment loss. Interim impairment testing of goodwill is performed if indicators of potential impairment exist. Such indicators may include the results of operations of certain businesses and geographies and the performance of our stock price.

Income Taxes

Deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been recognized in our financial statements or tax filings. We evaluate the realizability of our deferred tax assets and record a valuation allowance to reduce deferred tax assets to amounts that are more likely than not to be realized. The factors used to assess the likelihood of realization are our forecast of future taxable income and available tax planning strategies that could be implemented to realize such assets. Failure to achieve forecasted taxable income could affect the ultimate realization of deferred tax assets and could adversely impact our future effective tax rate.

Income tax positions are recognized when they meet a more-likely-than-not recognition threshold. Previously recognized tax positions that no longer meet the more-likely-than-not threshold are derecognized upon such determination. We recognize potential interest and penalties related to unrecognized tax positions as a component of income tax expense. Judgment is required in determining the provision for income taxes as we consider our worldwide taxable earnings and the impact of the continuing audit process conducted by relevant tax authorities. The final outcome of any audits could differ materially from amounts recognized by us. We account for the GILTI effects in the period that is subject to such tax.

Embedded Derivatives

We attempt to limit foreign currency exposure in most of our contracts by denominating contract revenue in the currencies in which cost is incurred. In certain limited circumstances, foreign currency payment provisions could be deemed embedded derivatives. If an embedded foreign currency derivative is identified, the derivative is bifurcated from the host contract and the change in fair value is recognized through earnings.

Concentrations of Credit Risk

Accounts receivable and all contract work in progress are from clients in various industries and locations throughout the world. Most contracts require payments as the projects progress or, in certain cases, advance payments. We generally do not require collateral, but in most cases can place liens against the project assets or terminate the contract, if a material default occurs. We evaluate the counterparty credit risk as part of our bidding process, our project risk review process and in determining the appropriate level of reserves during project execution. We maintain reserves for potential credit losses and generally such losses have been minimal and within management's estimates.

We have cash and marketable securities on deposit with major banks throughout the world. Such deposits are placed with high quality institutions and the amounts invested in any single institution are limited to the extent possible in order to minimize concentration of counterparty credit risk.

Our counterparties for derivatives are large financial institutions selected based on profitability, strength of balance sheet, credit ratings and capacity for timely payment of financial commitments. There are no significant concentrations of credit risk with any individual counterparty related to our derivative contracts.

We monitor the credit quality of our counterparties and establish reserves for any significant credit risk losses.

Stock-Based Compensation

Generally, our annual grant of stock-based awards to employees are made on a broad basis in the first quarter and to our Board of Directors in the second quarter. Our stock plans provide for grants of performance-based award units, RSUs and nonqualified or incentive stock options. Grants of performance-based units awarded to Section 16 officers, RSUs and stock options can only be settled in company stock and are accounted for as equity awards.

All expense under stock-based awards is recognized based on the fair values of the awards. The grant date fair value of performance-based award units is determined by adjusting the closing price of our common stock on the date of grant for the effect of market conditions. The fair value of grants of RSUs is determined using the closing price of our common stock on the date of grant. Stock option awards have exercise prices equal to the grant date market price of our stock. Stock-based compensation expense is generally recognized over the required service period, or over a shorter period when the grantee is or becomes retirement eligible.

We also grant SGI awards and performance-based awards to non-Section 16 executives which are settled in cash. These awards are classified as liabilities and remeasured at fair value through expense at the end of each reporting period until the awards are settled.

Leases

We recognize right-of-use assets and lease liabilities for leases with terms greater than 12 months or leases that contain a purchase option that is reasonably certain to be exercised. Leases are classified as either finance or operating leases. This classification dictates whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease.

Our right-of use assets and lease liabilities primarily relate to office facilities, equipment used in connection with long-term construction contracts and other personal property. Certain of our facility and equipment leases include one or more options to renew, with renewal terms that can extend the lease term up to 10 years. The exercise of lease renewal options is at our discretion. Renewal periods are included in the expected lease term if we are reasonably certain we will exercise them. Certain leases also include options to purchase the leased property. None of our lease agreements contain material residual value guarantees or material restrictions or covenants.

Long-term leases (leases with terms greater than 12 months) are recorded as liabilities at the present value of the minimum lease payments not yet paid. We use our incremental borrowing rate to determine the present value of the lease when the rate implicit in the lease is not readily determinable. Certain lease contracts contain nonlease components such as maintenance, utilities, fuel and operator services. We recognize both the lease component and nonlease components as a single lease component for all right-of-use assets.

Short-term leases (leases with an initial term of 12 months or less or leases that are cancelable by the lessee and lessor without significant penalties) are not capitalized but are expensed on a straight-line basis over the lease term. The majority of our short-term leases relate to equipment used on construction projects. We enter into these leases at periodic rental rates for an unspecified duration and typically have a termination-for-convenience provision.

3.   Recent Accounting Pronouncements

In 2024, we adopted ASU 2023-07, which addresses significant segment expenses and other items such as the title of our CODM. The adoption of this ASU did not have any impact on our consolidated results.

During 2023, the FASB issued ASU 2023-05, which requires certain joint ventures to apply a new basis of accounting upon formation by recognizing and initially measuring most of their assets and liabilities at fair value. The guidance does not apply to joint ventures that may be proportionately consolidated and those that are collaborative arrangements. ASU 2023-05 is effective for joint ventures formed on or after January 1, 2025. We do not expect this ASU will have a material impact on our financial statements.

During 2023, the FASB issued ASU 2023-09, which requires us to disclose income taxes paid, net of refunds, disaggregated by federal, state and foreign taxes and to provide more details in our rate reconciliation about items that meet a quantitative threshold. ASU 2023-09 is effective for annual reporting beginning in 2025. We are currently evaluating the impact this ASU will have on our financial statements, but do not expect it to have any impact to our consolidated results.

During 2024, the FASB issued ASU 2024-03 on the disaggregation of income statement expenses or "DISE." This ASU requires additional footnote disclosure of the details of certain income statement expense line items, without changing amounts reported on the consolidated income statement. ASU 2024-03 is first effective for our annual reporting for 2027 and for our quarterly reporting beginning in 2028. We do not expect this ASU to have any impact on our consolidated results.

In October 2024, the FASB issued a proposed ASU to make targeted improvements to the guidance on internal use software to address specific issues raised by stakeholders. The proposed ASU will require entities to use judgment in evaluating when to recognize software costs. A final ASU is expected to be issued in 2025.

4. Earnings Per Share

		Year Ended December 31,	
(in millions, except per share amounts)	2024	2023	2022
Net earnings attributable to Fluor	$ 2,145	$ 139	$ 145
Less: Dividends on CPS	—	29	39
Less: Make-whole payment on conversion of CPS	—	27	—
Net earnings available to Fluor common stockholders	$ 2,145	$ 83	$ 106
Weighted average common shares outstanding	172	150	142
Dilutive effect:			
CPS	—	—	—
Performance-based award units, RSUs and stock options	2	3	3
Convertible debt [1]	—	—	—
Weighted average diluted shares outstanding	174	153	145
Basic EPS available to Fluor common stockholders	$ 12.48	$ 0.55	$ 0.75
Diluted EPS available to Fluor common stockholders	$ 12.30	$ 0.54	$ 0.73
Anti-dilutive securities not included in shares outstanding:			
CPS	—	20	27
Performance-based award units, RSUs and stock options	1	2	3
Stock delivered under capped call options [2]	—	—	—

(1) Holders of our 2029 Notes may convert their notes at a conversion price of $45.37 per share when the stock price exceeds $58.98 for 20 of the last 30 days preceding quarter end. Upon conversion, we will repay the principal amount of the notes in cash and may elect to convey the conversion premium in cash, shares of our common stock or a combination of both. The conversion feature of our 2029 Notes has a dilutive impact on EPS when the average market price of our common stock exceeds the conversion price of $45.37 per share for the quarter. During 2024, the weighted average price of our common stock exceeded $45.37 resulting in the addition of 575,000 shares to diluted shares outstanding. During 2023, the weighted average price of our common stock was below the minimum conversion price.

(2) Diluted shares outstanding does not include the impact of the capped call options we entered into concurrently with the issuance of the 2029 Notes, as the effect is always anti-dilutive. If shares are delivered to us under the capped calls, those shares will offset the dilutive effect of the shares that we would issue upon conversion of the 2029 Notes.

5. Operating Information by Segment and Geographic Area

(in millions)		Year Ended December 31,				
		2024		2023		2022
Revenue						
Urban Solutions	$	7,239	$	5,262	$	4,373
Energy Solutions		5,976		6,307		5,872
Mission Solutions		2,594		2,655		2,289
Other		506		1,250		1,210
Total revenue	$	16,315	$	15,474	$	13,744
Cost of revenue						
Urban Solutions	$	(6,931)	$	(4,978)	$	(4,407)
Energy Solutions		(5,715)		(5,942)		(5,573)
Mission Solutions		(2,427)		(2,525)		(2,141)
Other		(668)		(1,552)		(1,268)
Total cost of revenue	$	(15,741)	$	(14,997)	$	(13,389)
Segment profit (loss)						
Urban Solutions	$	304	$	268	$	17
Energy Solutions		256		381		301
Mission Solutions		153		116		136
Other		(78)		(228)		(27)
Total segment profit	$	635	$	537	$	427
G&A		(203)		(232)		(237)
Impairment		—		—		24
Gain (loss) on pension settlement		—		—		42
Foreign currency gain (loss)		92		(98)		25
Interest income (expense), net		150		168		35
Earnings (loss) attributable to NCI		(61)		(60)		(72)
Earnings before taxes	$	613	$	315	$	244
Depreciation (all but Corporate included in segment profit)						
Urban Solutions	$	27	$	10	$	9
Energy Solutions		24		—		—
Mission Solutions		5		3		3
Other		8		19		18
Corporate		9		42		43
Total depreciation	$	73	$	74	$	73
Capital expenditures						
Urban Solutions	$	21	$	20	$	14
Energy Solutions		—		—		—
Mission Solutions		3		4		4
Other		6		15		21
Corporate		134		67		36
Total capital expenditures	$	164	$	106	$	75

(in millions)	December 31, 2024		December 31, 2023	
Total assets				
Urban Solutions	$	1,472	$	1,211
Energy Solutions		729		1,053
Mission Solutions		734		577
Other		2,338		509
Corporate		3,870		3,623
Total assets	$	9,143	$	6,973
Goodwill				
Urban Solutions	$	129	$	129
Energy Solutions		13		13
Mission Solutions		58		58
Other		—		6
Total goodwill	$	199	$	206

Urban Solutions. Segment profit increased in 2024 due to the ramp up of several recently awarded projects, partially offset by cost growth on an infrastructure project. Segment profit in 2024 included an agreement to the terms of a change order on a legacy infrastructure project compared to a $59 million (or $0.34 per share) charge for rework associated with subcontractor design errors and related schedule impacts on the same project during 2023. Further, segment profit in 2023 included the favorable settlement of a claim on an international bridge project.

Energy Solutions. The revenue of 2 customers each amounted to 10% of our consolidated revenue during 2023. The revenue of a single customer amounted to 14% of our consolidated revenue during 2022.

Segment profit declined in 2024 primarily due to the initial recognition of inflation-adjusted variable consideration on certain downstream projects during 2023. Segment profit in 2024 was also impacted by cost growth related to schedule delays and reduced productivity on a large project in the late stages of execution. We recognized a positive adjustment upon the negotiation of change orders on the same project in 2023. Further, cost growth on a construction-only subcontract executed by our joint venture in Mexico resulted in charges totaling $66 million (or $0.26 per share) during 2024. The decrease in segment profit during 2024 was partially offset by final negotiations and handover of a large upstream legacy project which was completed during the second quarter of 2024. We recorded $91 million (or $0.53 per share) for cost growth on the now-completed project during 2023. Segment profit in 2024 also included gains of $47 million on embedded foreign currency derivatives compared to a loss of $17 million in 2023.

Mission Solutions. Revenue from work performed for various agencies of the U.S. government amounted to 16%, 9% and 16% of our consolidated revenue during 2024, 2023 and 2022, respectively.

Segment profit and profit margin significantly improved during 2024 which reflected a $30 million (or $0.17 per share) charge for cost growth associated with schedule delays on a weapons facility project during 2023 that is now complete. The increase in segment profit and profit margin in 2024 was further driven by an increase in execution activities on a DOE contract partially offset by the cancellation of a project in 2023.

Other. Other includes the operations of NuScale prior to deconsolidation and the operations of the remaining Stork and AMECO business prior to their sale. Segment profit (loss) follows:

(in millions)	YEAR ENDED DECEMBER 31,					
	2024		2023		2022	
NuScale	$	(100)	$	(106)	$	(73)
Stork		23		(55)		45
AMECO		(1)		(67)		1
Segment profit (loss)		(78)	$	(228)	$	(27)

Beginning in October 2024, based principally on their equity sales, we no longer met the criteria to consolidate NuScale. As a consequence, their results for all periods prior to October 2024 were consolidated, but we deconsolidated NuScale after that date and recognized a pre-tax gain of $1.6 billion in the fourth quarter of 2024, based on a stock price of $13.15 for our 126 million shares. We recognize the fair value of our investment in NuScale on a mark-to-market basis based upon the prevailing price of their stock on our balance sheet dates, which resulted in an additional pre-tax gain of $604 million for the fourth quarter of 2024. These fair value changes are not included in segment profit.

In December 2023, we sold the Stork business in Latin America, largely for the assumption of debt by the purchaser. We recognized a $93 million negative earnings impact on sale, including $31 million of cash transferred to the buyer and $33 million associated with foreign currency translation.

During March 2024, we completed the sale of Stork's operations in continental Europe for $67 million and recognized a gain on sale of $11 million including de-recognition of Stork's net assets and cumulative foreign currency translation.

During April 2024, we also entered into a definitive agreement to sell Stork's U.K. operations, which we completed in the first quarter of 2025. The sale did not meet the requirements for discontinued operations as of December 31, 2024 and will not have a material impact on the financial statements.

During December 2024, we completed the sale of Stork's operations in the Middle East. After completion of the wind down of immaterial operations in Trinidad and Tobago, expected in the first quarter of 2025, the Stork divestiture will be complete.

In March 2023, we sold our AMECO South America business, which included operations in Chile and Peru. This transaction marked the completion of the AMECO divestiture for total proceeds of $144 million, including $17 million in 2023. Previous AMECO divestitures included assets in Africa, the Caribbean, Mexico and North America. Upon the sale of AMECO South America in 2023, we recognized a negative earnings impact of $60 million, including $35 million associated with foreign currency translation.

Operating Information by Geographic Area

(in millions)	Revenue by project location Year Ended December 31,			Total Assets As of December 31,	
	2024	2023	2022	2024	2023
North America	$ 11,089	$ 10,514	$ 8,819	$ 7,459	$ 5,034
Asia Pacific (includes Australia)	1,837	1,744	1,138	710	686
Europe	2,689	2,268	2,240	568	724
Central and South America	484	741	1,338	133	175
Middle East and Africa	216	207	209	273	354
Total	$ 16,315	$ 15,474	$ 13,744	$ 9,143	$ 6,973

6. **Income Taxes**

The components of income tax expense (benefit) recognized in continuing operations are as follows:

(in millions)		Year Ended December 31,				
		2024		2023		2022
Current:						
Federal	$	(10)	$	(3)	$	1
Foreign		214		240		148
State and local		13		12		5
Total current		217		249		154
Deferred:						
Federal		326		—		—
Foreign		19		(13)		17
State and local		72		—		—
Total deferred		417		(13)		17
Total income tax expense	$	634	$	236	$	171

A reconciliation of U.S. statutory federal tax expense to total income tax expense follows:

(in millions)		Year Ended December 31,				
		2024		2023		2022
U.S. statutory federal tax expense (includes equity method earnings)	$	571	$	66	$	51
Increase (decrease) in taxes resulting from:						
State and local income taxes		66		6		—
Goodwill Impairment		—		—		10
Sale of foreign subsidiaries		—		(10)		—
NCI		13		13		15
Foreign tax differential, net		53		48		(106)
Valuation allowance, net		(97)		122		194
Other, net		28		(9)		7
Total income tax expense	$	634	$	236	$	171

Deferred taxes reflect the tax effects of differences between the amounts recorded as assets and liabilities for financial reporting purposes and the amounts recognized for income tax purposes. The tax effects of significant temporary differences giving rise to deferred tax assets and liabilities are as follows:

(in millions)	December 31, 2024	December 31, 2023
Deferred tax assets:		
Accrued liabilities not currently deductible:		
Employee compensation and benefits	$ 98	$ 105
Project and non-project reserves	50	20
Revenue recognition	44	51
Net operating loss carryforward	362	399
Tax basis of investment in excess of book basis, net	135	156
U.S. foreign tax credit carryforward	663	611
AOCI	29	42
Other	92	64
Total deferred tax assets	1,473	1,448
Valuation allowance	(1,241)	(1,340)
Deferred tax assets, net	$ 232	$ 108
Deferred tax liabilities:		
Book basis of property and equipment in excess of tax basis	(52)	(19)
Book basis of investments in excess of tax basis	(546)	(33)
Dividend withholding on unremitted foreign earnings	(59)	(60)
Other	(13)	(15)
Total deferred tax liabilities	(670)	(127)
Deferred tax liabilities, net of deferred tax assets	$ (438)	$ (19)

As of December 31, 2024, we are indefinitely reinvested only with respect to unremitted earnings required to meet our working capital and long-term investment needs in the foreign jurisdictions where we operate. Beyond those limits, we expect current earnings to be available for distribution. Deferred tax liabilities of approximately $26 million have not been recorded with respect to unremitted earnings that are considered indefinitely reinvested, primarily associated with foreign withholding and income taxes that would be due upon remittance. We have no intention of initiating any actions that would lead to taxation of the earnings deemed indefinitely reinvested.

As of December 31, 2024, tax credit carryforwards and tax loss carryforwards are as follows:

(in millions)	Federal FTC	State NOLs	Foreign NOLs
Expiration periods:			
2025-2029	$ 266	$ 4	$ 28
2030-2034	317	117	65
2035-2044	79	218	2
Indefinite	—	324	1,207

During 2024 and 2023, we were in a 3-year cumulative loss on a jurisdictional basis in the Netherlands and the U.K. Such cumulative loss constitutes significant negative evidence (with regards to future taxable income) for assessing likelihood of realization. We also considered positive evidence but concluded it did not outweigh this significant negative evidence of a 3-year cumulative loss. Accordingly, we recognized non-cash charges to tax benefit of $44 million and tax expense of $30 million against certain net foreign deferred tax assets during 2024 and 2023, respectively. In 2024, the U.S. is no longer in a cumulative loss position and we recognized a $2.2 billion deferred gain from the NuScale deconsolidation and remeasurement. For income tax purposes, we recognized $531 million U.S. net deferred tax liability. Accordingly, $153 million of the valuation allowances were released since we determined certain deferred tax assets can be realized by reduction of taxes payable on taxable income when the deferred NuScale gain will be recognized. However, we maintained the valuation allowance on U.S. federal foreign tax credits, capital loss carryforwards, and certain state net operating loss carryforwards due to our assessment indicating these assets likely will not be realized. In 2023, the U.S. was in a cumulative loss position and we recognized a non-cash charge of $92 million to record a valuation allowance against net U.S. deferred tax assets.

In the normal course of business, we are subject to examination by taxing authorities worldwide, including such major jurisdictions as Australia, Canada, Chile, the Netherlands, the United Kingdom, and the United States. Although we believe our reserves for our tax positions are reasonable, the outcome of tax audits could be materially different, both favorably and unfavorably. With a few exceptions, we are no longer subject to U.S. federal, state and local, or foreign income tax examinations for years before 2012.

A summary of unrecognized tax benefits follows:

(in millions)	2024	2023
Balance at beginning of year	$ 52	$ 49
Change in tax positions of prior years	15	3
Change in tax positions of current year	—	—
Reduction in tax positions for statute expirations	(1)	—
Reduction in tax positions for audit settlements	(33)	—
Balance at end of year	$ 33	$ 52

If recognized, the total amount of unrecognized tax benefits as of December 31, 2024 and 2023, would favorably impact the effective tax rates by $15 million and $36 million, respectively. We had $22 million and $20 million of accrued interest and penalties as of December 31, 2024 and 2023, respectively. We do not anticipate any significant changes to the unrecognized tax benefits within the next twelve months.

U.S. and foreign earnings (loss) before taxes are as follows:

	Year Ended December 31,		
(in millions)	2024	2023	2022
United States	$ 1,589	$ 185	$ (465)
Foreign	1,129	130	709
Total	$ 2,718	$ 315	$ 244

7.   **Supplemental Cash Flow Information**

The changes in assets and liabilities included in operating cash flow follow:

(in millions)		Year Ended December 31,		
		2024	**2023**	**2022**
(Increase) decrease in:				
Accounts and notes receivable, net	$	90 $	(87) $	22
Contract assets		(227)	(72)	133
Other current assets		159	(12)	192
Other assets		40	(111)	159
Increase (decrease) in:				
Accounts payable		76	218	(175)
Contract liabilities		109	(120)	(135)
Accrued liabilities		31	79	(155)
Other liabilities		69	(9)	(87)
Increase (decrease) in cash due to changes in assets and liabilities	$	347 $	(114) $	(46)
Cash paid during the year for:				
Interest	$	42 $	53 $	54
Income taxes (net of refunds)		13	169	99
Noncash investing and financing activities:				
Marketable securities transferred to trustee to discharge the 2024 Notes	$	— $	262 $	—
Debt assumed by buyer of Stork Latin America		—	19	—

8.   **Partnerships and Joint Ventures**

Many of our partnership and joint venture agreements provide for capital calls to fund operations, as necessary. Investments in a loss position of $292 million and $307 million were included in other accrued liabilities as of December 31, 2024 and 2023, respectively, and consisted primarily of provision for anticipated losses on 2 legacy infrastructure projects. Accounts receivable related to work performed for unconsolidated partnerships and joint ventures included in "Accounts and notes receivable, net" were $175 million and $174 million as of December 31, 2024 and 2023, respectively.

Variable Interest Entities

The aggregate carrying value of unconsolidated VIEs (classified under both "Investments" and "Other accrued liabilities") was a net asset of $2.4 billion and $91 million as of December 31, 2024 and 2023, respectively. Some of our VIEs have debt; however, such debt is typically non-recourse to us. Our maximum exposure to loss as a result of our investments in unconsolidated VIEs is typically limited to the aggregate of the carrying value of the investment and future funding necessary to satisfy the contractual obligations of the VIE. Future funding commitments as of December 31, 2024 for the unconsolidated VIEs were $48 million.

We are required to consolidate certain VIEs. Assets and liabilities associated with the operations of our consolidated VIEs are presented on our balance sheet. The assets of a VIE are restricted for use only for the particular VIE and are not available for our general operations. We have agreements with certain VIEs to provide financial or performance assurances to clients, as discussed elsewhere.

9.   Guarantees

In the ordinary course of business, we enter into various agreements providing performance assurances and guarantees to our clients on behalf of certain unconsolidated and consolidated partnerships, joint ventures and other jointly executed contracts. These agreements are entered into primarily to support project execution commitments. Performance guarantees have various expiration dates ranging from mechanical completion to a period extending beyond contract completion. The maximum potential amount of future payments that we could be required to make under outstanding performance guarantees, which represents the remaining cost of work to be performed, was estimated to be $16 billion as of December 31, 2024. For cost reimbursable contracts, amounts that may become payable pursuant to guarantee provisions are normally recoverable from the client for work performed. For lump-sum contracts, the performance guarantee amount is the cost to complete the contracted work, less amounts remaining to be billed to the client under the contract. Remaining billable amounts could be greater or less than the cost to complete. In those cases where costs exceed the remaining amounts payable under the contract, we may have recourse to third parties, such as owners, partners, subcontractors or vendors for claims. The performance guarantees obligation was not material as of December 31, 2024 and 2023.

In certain limited circumstances, financial guarantees are entered into with financial institutions and other credit grantors and generally obligate us to make payment in the event of a default by the borrower. These arrangements generally require the borrower to pledge collateral to support the fulfillment of the borrower's obligation.

10.   Contingencies and Commitments

We and certain of our subsidiaries are subject to litigation, claims and other commitments and contingencies, including matters arising in the ordinary course of business, of which the asserted value may be significant. We record accruals in the financial statements for contingencies when we determine that an unfavorable outcome is probable and the amount of the loss can be reasonably estimated. While there is at least a reasonable possibility that a loss may be incurred in any of the matters identified below, including a loss in excess of amounts accrued, management is unable to estimate the possible loss or range of loss or has determined such amounts to be immaterial. At present, except as set forth below, we do not expect that the ultimate resolution of any open matters will have a material adverse effect on our financial position or results of operations. However, legal proceedings and regulatory and governmental matters are subject to inherent uncertainties, and unfavorable rulings or other events could occur. Unfavorable outcomes could involve substantial monetary damages, fines, penalties and other expenditures. An unfavorable outcome might result in a material adverse impact on our business, results of operations or financial position. We might also enter into an agreement to settle one or more such matters if we determine such settlement is in the best interests of our stakeholders, and any such settlement could include substantial payments.

Fluor Australia Ltd., our wholly-owned subsidiary ("Fluor Australia"), completed a cost reimbursable engineering, procurement and construction management services project for Santos Ltd. ("Santos") involving a large network of natural gas gathering and processing facilities in Queensland, Australia. On December 13, 2016, Santos filed an action in Queensland Supreme Court (the "Court") against Fluor Australia, asserting various causes of action and seeking damages and/or a refund of contract proceeds paid of AUD $1.47 billion. Santos has joined Fluor to the matter on the basis of a parent company guarantee issued for the project. In March 2023, a panel of 3 referees appointed by the Court (the "Panel") issued a draft, non-binding report setting forth recommendations to the Court regarding liability and damages in the lawsuit. After consideration of further submissions by the parties, the Panel finalized its report on July 14, 2023. The Panel's report has no legal effect unless it is adopted by the Court through an adoption hearing, and the Court can accept or reject, in whole or in part, the Panel's recommendations. In the final report, the Panel recommended judgment for Fluor on one of Santos's damages claims that Santos contends has an approximate value of AUD $700 million, and recommended judgment for Santos on other claims that the Panel valued at approximately AUD $790 million excluding interest and costs. While the project contract contains a liability cap of approximately AUD $236 million, the Panel found that the liability cap did not apply to Santos's claims. Fluor has made an application to have the Court set aside the reference to the Panel and the Panel's recommendations on several procedural and substantive grounds, including in relation to apparent bias of the referees, a failure to comply with the order which established the reference to the Panel and a lack of procedural fairness. In July 2023, the Court held oral argument on that application and reserved its decision. Pursuant to an application by Santos to adopt the Panel's report, the Court then held an adoption hearing in February and March 2024 at which Fluor contended that the Court should not adopt the Panel's recommendation based on numerous grounds, including the Panel's failure to apply the project's liability cap. The Court also reserved its decision at the close of the adoption hearing. We await the Court's decisions on Fluor's application to set aside the reference and Santos's application to adopt the Panel's report.

Fluor Enterprises Inc., our wholly-owned subsidiary, ("Fluor") in conjunction with a partner, Balfour Beatty Infrastructure, Inc., ("Balfour") formed a joint venture known as Prairie Link Constructors JV ("PLC") and, through it, contracted with the North Texas Tollway Authority ("NTTA") to provide design and build services for an extension of the NTTA's President George Bush Turnpike highway ("Project"), which was completed in 2012. In October 2022, the NTTA served PLC, Fluor and Balfour with a petition, filed at Dallas County Court, demanding damages of an unquantified amount under various claims relating to alleged breaches of contract in relation to retaining walls along the Project. In November 2024, the jury issued a $280 million verdict in favor of NTTA. The NTTA has moved to enter the verdict as a judgment which could include pre-judgment interest for a currently indeterminable amount. PLC has opposed the NTTA's motion and the court has not yet issued a decision on that motion. The Company believes that the jury verdict does not accurately reflect the evidence at trial and is evaluating all options to set aside or reduce the verdict and, if necessary, appeal any final judgment if and when the court enters a judgment. The designs in question were performed by subcontractors to PLC, and these subcontractors owe contractual duties to defend and indemnify PLC from liability arising from their work. Fluor believes that the subcontractors breached those duties, and Fluor and its joint venture partner are vigorously pursuing these rights against them. Separately, the Company believes that it is entitled to coverage for its ultimate share of any residual liability for this matter under its professional liability insurance, subject to self-insured retention and other customary policy terms. The applicable accounting standards require the jury verdict to be measured independently from the expected and entitled recoveries, which resulted in the recognition of a charge of $116 million within equity method earnings during the fourth quarter of 2024 but without any offsetting recovery for the indemnity duties owed to PLC by the subcontractors.

11. Contract Assets and Liabilities

The following summarizes information about our contract assets and liabilities:

	December 31,	
(in millions)	2024	2023
Information about contract assets:		
Contract assets		
Unbilled receivables - reimbursable contracts	$ 1,050	$ 854
Contract work in progress - lump sum contracts	88	137
Contract assets	$ 1,138	$ 991

	Year Ended December 31,	
	2024	2023
Information about contract liabilities:		
Revenue recognized that was included in contract liabilities as of January 1	$ 511	$ 616

We periodically evaluate our project forecasts and the amounts recognized with respect to our claims and unapproved change orders. We include estimated amounts for claims and unapproved change orders in project revenue to the extent it is probable we will realize those amounts. As of December 31, 2024 and 2023, we had recorded $773 million and $531 million, respectively, of revenue associated with claims and unapproved change orders for costs incurred to date. Additional costs, which will increase this balance over time, are expected to be incurred in future periods. We had up to $23 million and $24 million of back charges that may be disputed as of December 31, 2024 and 2023.

12. Remaining Unsatisfied Performance Obligations

We estimate that our RUPO will be satisfied over the following periods:

(in millions)	December 31, 2024
Within 1 year	$ 15,917
1 to 2 years	7,111
Thereafter	3,256
Total RUPO	$ 26,284

13. **Debt and Letters of Credit**

Debt consisted of the following:

(in millions)	December 31, 2024	December 31, 2023
Borrowings under credit facility	$ —	$ —
Senior Notes		
2028 Notes (4.250% Senior Notes)	$ 543	$ 600
Unamortized discount and deferred financing costs	(2)	(3)
2029 Notes (1.125% Convertible Senior Notes)	575	575
Unamortized deferred financing costs	(12)	(14)
Total debt	$ 1,104	$ 1,158

Credit Facility

As of December 31, 2024, letters of credit totaling $483 million were outstanding under our $1.8 billion credit facility, which was amended in February 2025 to increase the facility to $2.2 billion and extend the maturity to February 2028. The prior and amended credit facility contains customary financial covenants, including a debt-to-capitalization ratio that cannot exceed 0.60 to 1.00, a limitation on the aggregate amount of debt of the greater of $750 million or €750 million for our subsidiaries, and a minimum liquidity threshold of $1.2 billion, all as defined in the amended credit facility, which may be reduced to $1.0 billion upon the repayment of debt. The credit facility also contains provisions that will require us to provide collateral to secure the facility should we be downgraded to BB by S&P and Ba2 by Moody's, such collateral consisting broadly of our U.S. assets. Borrowings under the facility, which may be denominated in USD, EUR, or GBP, bear interest at a base rate, plus an applicable borrowing margin. As of December 31, 2024, we had not made any borrowings under our credit line and maintained a borrowing capacity of $834 million.

Uncommitted Lines of Credit

As of December 31, 2024, letters of credit totaling $944 million were outstanding under uncommitted lines of credit.

2029 Notes

In August 2023, we issued $575 million of 1.125% Convertible Senior Notes (the "2029 Notes") due August 15, 2029 and received net proceeds of $560 million. Interest on the 2029 Notes is payable semi-annually on February 15 and August 15, beginning on February 15, 2024. The conversion rate for the 2029 Notes is 22.0420 shares of common stock per $1,000 principal amount of notes, which is equivalent to an initial conversion price of $45.37 per share. Holders may convert their 2029 Notes any time before May 2029 under the following conditions:

- if the last reported price of our common stock for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter is greater than or equal to $58.98 on each applicable trading day;
- during the 5-business day period after any 5-consecutive trading day period in which the trading price of the 2029 Notes was less than 98% of the product of the last reported stock price and the conversion rate;
- if we call any or all of the 2029 Notes for redemption; or
- upon the occurrence of specified events as described in the applicable indenture.

In addition, holders may convert their 2029 Notes any time beginning in May 2029 and prior to maturity without regard to the foregoing circumstances. Upon any conversion, we will repay the principal amount of the notes in cash and may elect to convey the conversion premium in any combination of cash and shares of our common stock. Certain events could cause the conversion rate to increase, including a make-whole fundamental change or redemption, but in no event will the conversion rate for a single note exceed 29.2056 shares of our common stock, other than for customary adjustments described in the applicable indenture.

After August 2026, we may elect to redeem up to all of the outstanding 2029 Notes if our common stock has a prevailing per share closing price in excess of $58.98. In such election, all principal would be settled in cash and could result in a make-whole premium if the holders also elect to convert. We may elect to pay any make-whole premium in any combination of cash and shares of our common stock.

Capped Call Transactions

In connection with the 2029 Notes offering, we entered into capped call transactions with certain banks. The capped call transactions are not part of the terms of the 2029 Notes and are accounted for as separate transactions. As the capped call options are indexed to our own stock, they are recorded in shareholders' equity and are not accounted for as derivatives. The cost of the capped call transactions was $73 million which was recorded as a permanent reduction to APIC, and will not be subject to periodic remeasurement. The strike price of the capped call options corresponds to the conversion price of the 2029 Notes of $45.37 per share. The capped call options are expected to offset potential dilution to our common stock upon conversion of any 2029 Notes and/or offset any cash payments we are required to make for any conversion premium if our stock price is greater than $45.37. The upper limit of the capped calls is $68.48 per share. If our stock price exceeds $68.48, there would be unmitigated dilution and/or no offset of any cash payments attributable to the amount by which our stock exceeds the cap price. We will not be required to make any cash payments to option counterparties upon the exercise of capped call options, but we will be entitled to receive from them shares of our common stock or an amount of cash based on the amount by which the market price of our common stock exceeds the strike price of the capped calls.

2028 Notes

In August 2018, we issued $600 million of 4.250% Senior Notes due in September 2028 ("2028 Notes") and received proceeds of $595 million. Interest on the 2028 Notes is payable semi-annually in March and September. Prior to June 2028, we may redeem the 2028 Notes at a redemption price equal to 100% of the principal amount, plus a "make whole" premium described in the indenture. After June 2028, the 2028 Notes can be redeemed at par plus accrued interest. A change of control (as defined by the terms of the indenture) could require us to repay them at 101% of the principal amount, plus accrued interest. We are permitted to incur additional indebtedness if we are in compliance with certain restrictive covenants, including restrictions on liens and restrictions on sale and leaseback transactions. During 2024, we redeemed $57 million of aggregate outstanding 2028 Notes, with an immaterial earnings impact.

14. Convertible Preferred Stock

In September 2023, we exercised our mandatory conversion rights on our CPS in which all of the outstanding shares of CPS converted to 44.9585 shares of our common stock, plus a cash payment of $45.23 per CPS for a make-whole premium. The total make-whole premium amounted to $27 million. Upon conversion, all dividends on the CPS ceased.

15. Fair Value Measurements

The fair value hierarchy prioritizes the use of inputs used in valuation techniques into the following three levels:

- Level 1 — quoted prices in active markets for identical assets and liabilities
- Level 2 — inputs other than quoted prices in active markets for identical assets and liabilities that are observable, either directly or indirectly
- Level 3 — unobservable inputs

We perform procedures to verify the reasonableness of pricing information received from third parties for significant assets and liabilities classified as Level 2. The following table delineates assets and liabilities that are measured at fair value on a recurring basis:

(in millions)	December 31, 2024 Total	Level 1	Level 2	Level 3	December 31, 2023 Total	Level 1	Level 2	Level 3
Assets:								
Investment in NuScale	$ 2,266	$ 2,266	$ —	$ —	$ —	$ —	$ —	$ —
Trading securities[1]	18	18	—	—	12	12	—	—
Derivative assets[2]								
Foreign currency	—	—	—	—	6	—	6	—
Commodity	—	—	—	—	1	—	1	—
Liabilities:								
SMR warrants[3]	$ —	$ —	$ —	$ —	$ 12	$ 6	$ 6	$ —
Derivative liabilities[2]								
Foreign currency	1	—	1	—	3	—	3	—
Commodity	1	—	1	—	1	—	1	—

(1) Consists of registered money market funds and an equity index fund held in deferred compensation trusts. These investments represent the net asset value at the close of business of the period based on the last trade or official close of an active market or exchange.

(2) Foreign currency and commodity derivatives are estimated using pricing models with market-based inputs, which take into account the present value of estimated future cash flows.

(3) The SMR warrant liabilities in 2023 are comprised of public and private placement warrants redeemable by SMR under certain conditions, both measured using the price of the public warrants. The private placement warrants are not publicly traded and are classified as Level 2 measurements while the public warrants are classified as Level 1.

The following summarizes information about financial instruments that are not required to be measured at fair value:

(in millions)	Fair Value Hierarchy	December 31, 2024 Carrying Value	Fair Value	December 31, 2023 Carrying Value	Fair Value
Assets:					
Cash[1]	Level 1	$ 1,613	$ 1,613	$ 1,357	$ 1,357
Cash equivalents[2]	Level 2	1,216	1,216	1,162	1,162
Marketable securities[2]	Level 2	130	130	69	69
Notes receivable, including noncurrent portion[3]	Level 3	9	9	9	9
Liabilities:					
2028 Senior Notes[4]	Level 2	$ 541	$ 517	$ 597	$ 573
2029 Senior Notes[4]	Level 2	563	725	561	626

_____

(1) Cash consists of bank deposits. Carrying amounts approximate fair value.

(2) Cash equivalents and marketable securities primarily consist of time deposits. Carrying amounts approximate fair value because of the short-term maturity of these instruments. Amortized cost is not materially different from the fair value.

(3) Notes receivable are carried at net realizable value which approximates fair value. Factors considered in determining the fair value include the credit worthiness of the borrower, current interest rates, the term of the note and any collateral pledged as security. Notes receivable are periodically assessed for impairment.

(4) The fair value of the Senior Notes was estimated based on quoted market prices and Level 2 inputs.

16. Stock-Based Compensation

Equity Awards

Stock-based compensation expense for equity awards totaled $31 million, $48 million and $19 million during 2024, 2023 and 2022, respectively, with no associated tax benefits. This stock-based compensation primarily related to performance-based award units awarded to our Section 16 officers and also included the amortization of RSU and stock option awards that were not significant.

Performance-based award units totaling 272,844, 274,755 and 426,957 were awarded to Section 16 officers on the day of award during 2024, 2023 and 2022, respectively. These awards generally cliff vest after 3 years and contain annual performance conditions for each of the 3 years of the vesting period. Under GAAP, performance-based elements of such awards are not deemed granted until the performance targets have been established. The performance targets for each year are generally established in the first quarter.

For awards granted under the 2024 and 2023 performance plans, 80% of the award is earned based on achievement of earnings before tax targets over three 1-year periods and 20% of the award is earned based on our 3-year cumulative TSR relative to companies in the S&P 500 on the date of the award. Awards granted under the 2022 performance plan are earned based on achievement of EPS and return on invested capital goals over three 1-year periods, and earned or modified based on our 3-year cumulative TSR relative to companies in the S&P 500 on the date of the award. The performance component of the 2024 and 2023 awards is deemed granted when targets are set while the TSR component of these awards is deemed granted upon issuance. During the first quarter of 2024, the following units were granted based upon the establishment of performance targets:

	Performance-based Award Units Granted in 2024	Weighted Average Grant Date Fair Value Per Share
2024 Performance Award Plan	127,332	$41.46
2023 Performance Award Plan	73,271	$42.09
2022 Performance Award Plan	113,856	$42.09

For awards granted under the 2024, 2023 and 2022 performance award plans, the number of units are adjusted at the end of each performance period based on attainment of certain performance targets and on market conditions, pursuant to the terms of the award agreements. As of December 31, 2024, there were 218,783 shares associated with performance awards that had been awarded to employees, but which are not deemed granted due to the underlying performance targets having not yet been established.

Liability Awards

We grant SGI awards in the form of stock units, determined by dividing the target amount by the closing price of our common stock at the grant date. Each stock unit represents the right to receive cash equal to the value of 1 share of our common stock upon vesting. SGI awards granted to executives vest and become payable at a rate of 1/3 of the total award each year. Performance-based awards were awarded to non-Section 16 executives and will be settled in cash.

	Location in Statement of Operations	December 31,		
Compensation Expense (in millions)		**2024**	**2023**	**2022**
SGI awards	G&A	$ 30	$ 34	$ 54
Performance-based awards for non-Section 16 executives	G&A	14	21	14

Liabilities (in millions)	Location on Balance Sheet	December 31, 2024	December 31, 2023
SGI awards	Accrued salaries, wages and benefits and Other noncurrent liabilities	$ 51	$ 58
Performance-based awards for non-Section 16 executives	Accrued salaries, wages and benefits and Other noncurrent liabilities	30	29

17. Retirement Plans

DC Plans

Domestic and international DC plans are available to eligible salaried and craft employees. Company contributions to DC plans are based on an employee's eligible compensation and participation rate. We recognized expense of $145 million, $143 million and $129 million in 2024, 2023 and 2022, respectively.

DB Plans

We have no material DB plans. During 2022, we recognized a $42 million gain on pension settlement upon the completion of compensation and other items associated with our largest DB plan, which provided retirement benefits to certain employees in the Netherlands, which was terminated in December 2021.

Multiemployer Pension Plans

We participate in multiemployer pension plans for unionized construction and maintenance craft employees. Company contributions are based on the hours worked by employees covered under various collective bargaining agreements and totaled $56 million, $75 million and $51 million during 2024, 2023 and 2022, respectively. Upon withdrawal from a multiemployer plan, we may have an obligation to make additional contributions for our share of any unfunded benefit obligation, but only if we do not meet the requirements of any applicable exemptions. The preceding information does not include amounts related to benefit plans applicable to employees associated with certain contracts with the U.S. Department of Energy because we are not responsible for the current or future funding of these plans.

18. Other Noncurrent Liabilities

We have deferred compensation plans and other retirement arrangements for executives which generally provide for payments upon retirement, death or termination of employment. As of December 31, 2024 and 2023, the obligations related to these plans totaled $251 million and $256 million, respectively, within noncurrent liabilities. To fund these obligations, we have established non-qualified trusts, which are included in noncurrent assets. These trusts hold life insurance policies and marketable securities. These trusts were valued at $221 million and $241 million as of December 31, 2024 and 2023, respectively. Periodic changes in the value of these trust investments, most of which are unrealized, are recognized in earnings, and serve to mitigate changes to the obligations which are also reflected in earnings.

We maintain appropriate levels of insurance for business risks, including workers compensation and general liability. Insurance coverages contain various retention amounts for which we provide accruals based on the aggregate of the liability for reported claims and an actuarially determined estimated liability for claims incurred but not reported. As of December 31, 2024 and 2023, insurance liabilities of $68 million and $76 million, respectively, were included in noncurrent liabilities.









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